1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
Taiwan Semiconductor Manufacturing
Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                               No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ________.)

Taiwan Semiconductor Manufacturing
Company Limited
Financial Statements for the
Nine Months Ended September 30, 2008 and 2007 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of September 30, 2008 and 2007, and the related statements of income and cash flows for the nine months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36 “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting with respect to financial accounting standards, and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the financial statements, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.

We have also reviewed, in accordance with Statement on Auditing Standards No. 36, the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the nine months ended September 30, 2008 and 2007, and have issued thereon an unqualified review report with an explanatory paragraph relating to the adoption of Interpretation 2007-052 and an unqualified review report, respectively.
October 9, 2008
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited
BALANCE SHEETS
SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$71,356,901	13	$76,504,025	13
Financial assets at fair value through profit or loss (Notes 2, 5 and 23)	12,970	—	366,445	—
Available-for-sale financial assets (Notes 2, 6 and 23)	16,936,633	3	19,945,922	4
Held-to-maturity financial assets (Notes 2, 7 and 23)	5,063,096	1	12,168,201	2
Receivables from related parties (Note 24)	27,255,916	5	23,833,351	4
Notes and accounts receivable	22,662,860	4	20,622,354	4
Allowance for doubtful receivables (Notes 2 and 8)	(686,143)	—	(688,972)	—
Allowance for sales returns and others (Notes 2 and 8)	(5,339,469)	(1)	(3,739,026)	(1)
Other receivables from related parties (Note 24)	315,293	—	505,914	—
Other financial assets	564,972	—	476,026	—
Inventories, net (Notes 2 and 9)	19,429,551	4	22,013,215	4
Deferred income tax assets (Notes 2 and 17)	2,915,006	1	3,068,708	1
Prepaid expenses and other current assets	1,208,644	—	967,180	—

Total current assets	161,696,230	30	176,043,343	31

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 23)
Investments accounted for using equity method	109,129,339	21	111,895,495	20
Available-for-sale financial assets	4,003,970	1	4,134,882	1
Held-to-maturity financial assets	11,416,050	2	16,167,443	3
Financial assets carried at cost	748,263	—	747,206	—

Total long-term investments	125,297,622	24	132,945,026	24

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 24)
Cost
Buildings	113,146,254	21	100,832,628	18
Machinery and equipment	632,130,632	119	578,009,705	102
Office equipment	9,597,292	2	9,095,417	1

	754,874,178	142	687,937,750	121
Accumulated depreciation	(538,829,638)	(101)	(469,874,398)	(83)
Advance payments and construction in progress	10,960,925	2	20,940,284	4

Net property, plant and equipment	227,005,465	43	239,003,636	42

INTANGIBLE ASSETS
Goodwill (Note 2)	1,567,756	—	1,567,756	—
Deferred charges, net (Notes 2, 13 and 24)	6,466,929	1	5,166,482	1

Total intangible assets	8,034,685	1	6,734,238	1

OTHER ASSETS
Deferred income tax assets (Notes 2 and 17)	7,504,585	1	10,436,868	2
Refundable deposits	2,666,676	1	2,688,320	—
Others (Note 2)	57,111	—	62,845	—

Total other assets	10,228,372	2	13,188,033	2

TOTAL	$532,262,374	100	$567,914,276	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 23)	$314,630	—	$130,828	—
Accounts payable	6,948,805	1	8,722,415	1
Payables to related parties (Note 24)	2,573,875	1	3,308,642	1
Income tax payable (Notes 2 and 17)	9,071,046	2	7,395,744	1
Bonuses payable to employees and directors (Notes 3 and 19)	13,265,568	3	—	—
Payables to contractors and equipment suppliers	7,390,905	1	10,711,333	2
Accrued expenses and other current liabilities (Note 15)	11,153,920	2	11,163,015	2
Current portion of bonds payable (Note 14)	8,000,000	1	4,500,000	1

Total current liabilities	58,718,749	11	45,931,977	8

LONG-TERM LIABILITIES
Bonds payable (Note 14)	4,500,000	1	12,500,000	2
Other long-term payables (Note 15)	1,071,214	—	1,021,824	—

Total long-term liabilities	5,571,214	1	13,521,824	2

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 16)	3,695,766	1	3,621,795	1
Guarantee deposits (Note 26)	1,618,686	—	2,560,554	1
Deferred credits (Notes 2 and 24)	582,206	—	1,003,256	—

Total other liabilities	5,896,658	1	7,185,605	2

Total liabilities	70,186,621	13	66,639,406	12

CAPITAL STOCK — NT$10 PAR VALUE (Notes 19 and 21)
Authorized: 28,050,000 thousand shares
Issued: 25,904,166 thousand shares in 2008
26,426,202 thousand shares in 2007	259,041,660	49	264,262,018	47

CAPITAL SURPLUS (Notes 2 and 19)	50,463,438	9	53,713,165	9

RETAINED EARNINGS (Note 19)
Appropriated as legal capital reserve	67,324,393	13	56,406,684	10
Appropriated as special capital reserve	391,857	—	629,550	—
Unappropriated earnings	103,062,463	19	127,343,560	22

	170,778,713	32	184,379,794	32

OTHERS (Notes 2, 21 and 23)
Cumulative translation adjustments	(1,584,029)	—	(690,056)	—
Unrealized gain/loss on financial instruments	(124,039)	—	528,024	—
Treasury stock: 278,875 thousand shares in 2008
34,096 thousand shares in 2007	(16,499,990)	(3)	(918,075)	—

	(18,208,058)	(3)	(1,080,107)	—

Total shareholders’ equity	462,075,753	87	501,274,870	88

TOTAL	$532,262,374	100	$567,914,276	100

The accompanying notes are an integral part of the financial statements.
(With Deloitte & Touche review report dated October 9, 2008)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 24)	$266,527,657		$226,395,474

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	5,586,784		3,736,354

NET SALES	260,940,873	100	222,659,120	100

COST OF SALES (Notes 18 and 24)	142,456,953	55	128,356,018	58

GROSS PROFIT	118,483,920	45	94,303,102	42

UNREALIZED GROSS PROFIT FROM AFFILIATES (Note 2)	164,705	—	285,784	—

REALIZED GROSS PROFIT	118,319,215	45	94,017,318	42

OPERATING EXPENSES (Notes 18 and 24)
Research and development	15,359,634	5	11,476,303	5
General and administrative	7,829,752	3	5,929,869	3
Marketing	1,845,955	1	911,225	—

Total operating expenses	25,035,341	9	18,317,397	8

INCOME FROM OPERATIONS	93,283,874	36	75,699,921	34

NON-OPERATING INCOME AND GAINS
Interest income	2,084,519	1	1,989,402	1
Equity in earnings of equity method investees, net (Notes 2 and 10)	1,306,897	1	3,931,127	2
Technical service income (Notes 24 and 26)	521,366	—	527,868	—
Settlement income (Note 26)	456,195	—	491,385	—
Gain on settlement and disposal of financial assets, net (Notes 2 and 23)	396,865	—	260,367	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 24)	236,265	—	214,918	—
Foreign exchange gain, net (Note 2)	146,196	—	231,584	—
Others (Note 24)	415,451	—	626,354	—

Total non-operating income and gains	5,563,754	2	8,273,005	3

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Valuation loss on financial instruments, net (Notes 2, 5 and 23)	$299,565	—	$775,929	—
Interest expense	266,250	—	450,023	—
Loss on idle assets (Note 2)	210,477	—	—	—
Provision for litigation loss (Note 26h)	99,126	—	1,008,635	—
Loss on disposal of property, plant and equipment (Note 2)	—	—	4,778	—
Others	89,369	—	45,175	—

Total non-operating expenses and losses	964,787	—	2,284,540	—

INCOME BEFORE INCOME TAX	97,882,841	38	81,688,386	37

INCOME TAX EXPENSE (Notes 2 and 17)	10,395,449	4	6,996,070	3

NET INCOME	$87,487,392	34	$74,692,316	34

	2008		2007
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

EARNINGS PER SHARE (NT$, Note 22)
Basic earnings per share	$3.76	$3.36	$3.04	$2.78

Diluted earnings per share	$3.74	$3.34	$3.03	$2.77

Certain pro forma information (after income tax) is shown as follows, based on the assumption that the Company’s stock held by subsidiaries is treated as available-for-sale financial assets instead of treasury stock (Notes 2 and 21):

	2008	2007

NET INCOME	$87,589,671	$74,794,078

EARNINGS PER SHARE (NT$)
Basic earnings per share	$3.36	$2.78

Diluted earnings per share	$3.35	$2.77

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 9, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$87,487,392	$74,692,316
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	55,280,082	54,359,150
Unrealized gross profit from affiliates	164,705	285,784
Amortization of premium/discount of financial assets	(75,112)	(90,347)
Gain on disposal of available-for-sale financial assets, net	(397,535)	(260,367)
Loss on disposal of financial assets carried at cost, net	670	—
Equity in earnings of equity method investees, net	(1,306,897)	(3,931,127)
Dividends received from equity method investees	1,804,351	677,147
Gain on disposal of property, plant and equipment and other assets, net	(236,265)	(210,140)
Loss on idle assets	210,477	—
Deferred income tax	2,090,342	87,551
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	96,097	(201,767)
Receivables from related parties	(554,268)	(6,963,842)
Notes and accounts receivable	(4,751,532)	(4,344,190)
Allowance for doubtful receivables	(2,829)	(1,959)
Allowance for sales returns and others	1,482,784	987,961
Other receivables from related parties	218,106	(56,648)
Other financial assets	(233,274)	177,286
Inventories	1,557,591	(2,861,001)
Prepaid expenses and other current assets	(346,833)	254,019
Increase (decrease) in:
Accounts payable	(2,537,013)	2,578,736
Payables to related parties	(425,755)	(18,274)
Income tax payable	(1,917,918)	(454,674)
Bonuses payable to employees and directors	13,265,568	—
Accrued expenses and other current liabilities	31,466	2,319,917
Accrued pension cost	38,087	91,679
Deferred credits	(71,809)	26,592

Net cash provided by operating activities	150,870,678	117,143,802

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(21,697,000)	(9,547,253)
Held-to-maturity financial assets	(5,989,999)	—
Financial assets carried at cost	(1,884)	(35,379)
Investments accounted for using equity method	(380,569)	(7,220,679)
Property, plant and equipment	(45,995,935)	(62,643,771)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$24,638,222	$18,344,519
Held-to-maturity financial assets	9,773,000	9,200,400
Financial assets carried at cost	1,111	—
Property, plant and equipment and others	2,033,745	21,080
Proceeds from return of capital by investees	2,460,122	207,172
Cash from merger of subsidiaries	270,650	—
Increase in deferred charges	(2,243,684)	(2,028,206)
Decrease (increase) in refundable deposits	74,862	(1,382,086)

Net cash used in investing activities	(37,057,359)	(55,084,203)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of long-term bonds payable	—	(2,500,000)
Decrease in guarantee deposits	(621,991)	(1,249,407)
Proceeds from exercise of employee stock options	222,552	401,786
Cash dividends	(76,881,311)	(77,489,064)
Cash bonus paid to employees	(3,939,883)	(4,572,798)
Bonus to directors and supervisors	(176,890)	(285,800)
Repurchase of treasury stock	(33,480,997)	—

Net cash used in financing activities	(114,878,520)	(85,695,283)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,065,201)	(23,635,684)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	72,422,102	100,139,709

CASH AND CASH EQUIVALENTS, END OF PERIOD	$71,356,901	$76,504,025

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$355,000	$420,000

Income tax paid	$10,228,005	$7,285,717

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant, and equipment	$47,997,100	$62,685,581
Increase in payables to contractors and equipment suppliers	(2,001,165)	(41,810)

Cash paid	$45,995,935	$62,643,771

Disposal of property, plant and equipment and other assets	$2,041,836	$21,080
Increase in other receivables from related parties	(8,091)	—

Cash received	$2,033,745	$21,080

(Continued)

Taiwan Semiconductor Manufacturing Company Limited
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007

Repurchase of treasury stock	$30,427,413	$—
Decrease in accrued expenses and other current liabilities	3,053,584	—

Cash paid	$33,480,997	$—

NON-CASH FINANCING ACTIVITIES
Current portion of bonds payable	$8,000,000	$4,500,000

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,901,323	$1,488,860

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche review report dated October 9, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited
NOTES TO FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company Limited (the “Company” or “TSMC”), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987 as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of September 30, 2008 and 2007, the Company had 20,702 and 20,523 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, Business Accounting Law, Guidelines Governing Business Accounting, and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines, law and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Repurchase agreements collateralized by government bonds and asset-backed commercial papers acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.

Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is estimated using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

The fair value of structured time deposits is estimated using valuation techniques. Fair value of open-end mutual funds is determined using the net assets value at the end of the period. For debt securities, fair value is determined using the average of bid and asked prices at the end of the period.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer, price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method”, the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). The accounting treatment for the investment premiums paid before January 1, 2006 is the same as that for goodwill which is no longer being amortized; while investment discounts continue to be amortized over the remaining periods. When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has a controlling interest is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until they are realized through transactions with third parties. Gains or losses on sales between equity method investees over each of which the Company has control are deferred in proportion to the Company’s weighted-average ownership percentage in the investee which records gains or losses. In transactions between equity method investees over either or both of which the Company has no control, gains or losses on sales are deferred in proportion to the multiplication of the Company’s weighted-average ownership percentages in the investees. Such gains or losses are recorded until they are realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.

Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.

Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method”, goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.

Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”. The Company did not grant or modify employee stock options since January 1, 2008.

Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

The Company’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

Recent Accounting Pronouncements

The Accounting Research and Development Foundation (ARDF) of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.

Reclassification

Certain accounts in the financial statements as of and for the nine months ended September 30, 2007 have been reclassified to be consistent with the financial statements as of and for the nine months ended September 30, 2008.

3.	ACCOUNTING CHANGES
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax) of NT$11,055,454 thousand and NT$0.43, respectively, for the nine months ended September 30, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s financial statements as of and for the nine months ended September 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2008	2007

Cash and deposits in banks	$64,366,513	$44,552,995
Repurchase agreements collateralized by government bonds	6,990,388	31,354,207
Asset-backed commercial papers	—	596,823

	$71,356,901	$76,504,025

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2008	2007
Derivatives — financial assets

Forward exchange contracts	$12,970	$—
Cross currency swap contracts	—	366,445

	$12,970	$366,445

Derivatives — financial liabilities

Forward exchange contracts	$136,050	$127,588
Cross currency swap contracts	178,580	3,240

	$314,630	$130,828

The Company entered into derivative contracts during the nine months ended September 30, 2008 and 2007 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(in Thousands)
September 30, 2008

Sell EUR/buy NT$	October 2008	EUR15,000/NT$691,465
Sell EUR/buy US$	October 2008	EUR7,000/US$10,175
Sell US$/buy NT$	October 2008 to December 2008	US$565,000/NT$18,054,010

September 30, 2007

Sell EUR/buy NT$	October 2007 to July 2008	EUR70,040/NT$3,085,475
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received

September 30, 2008

October 2008 to November 2008	US$536,000/NT$17,080,480	2.48%-14.00%	0.00%-2.40%

September 30, 2007

October 2007 to November 2007	US$930,000/NT$30,728,500	3.76%-5.80%	1.60%-3.69%
For the nine months ended September 30, 2008 and 2007, valuation loss on financial instruments arising from derivative financial instruments was NT$299,565 thousand and NT$775,929 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2008	2007

Open-end mutual funds	$14,146,296	$15,403,622
Structured time deposits	4,003,970	498,587
Corporate bonds	2,790,337	4,039,041
Government bonds	—	4,139,554

	20,940,603	24,080,804
Current portion	(16,936,633)	(19,945,922)

	$4,003,970	$4,134,882

Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
September 30, 2008

Step-up callable deposits
Domestic deposits	$4,000,000	$4,003,970	2.71%-2.80%	September 2011

September 30, 2007

Step-up callable deposits
Domestic deposits	$500,000	$498,587	1.76%	March 2008

The interest rate of the step-up callable deposits was pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2008	2007

Corporate bonds	$10,778,406	$11,540,506
Structured time deposits	3,500,000	8,726,720
Government bonds	2,200,740	8,068,418

	16,479,146	28,335,644
Current portion	(5,063,096)	(12,168,201)

	$11,416,050	$16,167,443

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

			Range of
	Principal	Interest	Interest
	Amount	Receivable	Rates	Maturity Date
September 30, 2008

Step-up callable deposits
Domestic deposits	$3,500,000	$12,287	1.83%-2.90%	October 2008 to September 2011

				(Continued)

			Range of
	Principal	Interest	Interest
	Amount	Receivable	Rates	Maturity Date
September 30, 2007

Step-up callable deposits
Domestic deposits	$3,500,000	$13,340	1.69%-1.83%	October 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,266,700	14,265	(See below)	October 2009 to December 2009
Foreign deposits	1,960,020	6,016	(See below)	October 2009 to December 2009

	$8,726,720	$33,621

				(Concluded)
The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate ranging between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of September 30, 2008, no structured time deposit resided in banks located in foreign countries. As of September 30, 2007, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$40,000 thousand and US$20,000 thousand, respectively.

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended
	September 30
	2008	2007

Balance, beginning of period	$688,972	$690,931
Write-off	(2,829)	(1,959)

Balance, end of period	$686,143	$688,972

Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended
	September 30
	2008	2007

Balance, beginning of period	$3,856,685	$2,751,065
Provision	5,586,784	3,736,354
Write-off	(4,104,000)	(2,748,393)

Balance, end of period	$5,339,469	$3,739,026

9.	INVENTORIES

	September 30
	2008	2007

Finished goods	$4,694,843	$3,711,693
Work in process	14,292,995	17,183,031
Raw materials	886,875	1,508,536
Supplies and spare parts	545,144	460,266

	20,419,857	22,863,526
Allowance for losses	(990,306)	(850,311)

	$19,429,551	$22,013,215

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2008		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

TSMC Global Ltd. (TSMC Global)	$44,368,847	100	$44,234,333	100
TSMC International Investment Ltd. (TSMC International)	29,252,586	100	27,553,919	100
Vanguard International Semiconductor Corporation (VIS)	10,151,846	37	10,760,885	36
TSMC (Shanghai) Company Limited (TSMC Shanghai)	7,308,098	100	8,567,668	100
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,761,630	39	8,674,862	39
TSMC Partners, Ltd. (TSMC Partners)	3,667,050	100	4,667,437	100
TSMC North America	2,390,713	100	2,227,896	100
XinTec Inc. (XinTec)	1,445,512	42	1,429,804	43
VentureTech Alliance Fund III, L.P. (VTAF III)	1,208,584	98	786,064	98
VentureTech Alliance Fund II, L.P. (VTAF II)	1,016,435	98	1,026,700	98
Global UniChip Corporation (GUC)	891,783	36	750,200	37
Emerging Alliance Fund, L.P. (Emerging Alliance)	418,709	99	683,002	99
TSMC Japan Limited (TSMC Japan)	116,484	100	102,257	100
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	116,122	100	74,994	100
TSMC Korea Limited (TSMC Korea)	14,940	100	16,014	100
Chi Cherng Investment Co., Ltd. (Chi Cherng)	—	—	170,542	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	—	—	168,918	36

	$109,129,339		$111,895,495

In August 2007, the Company acquired additional 169,600 thousand shares in VIS for NT$4,927,865 thousand; after the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 36%.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of the Company, were engaged in investing activities. To simplify the organization structure of investment, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

For the nine months ended September 30, 2008 and 2007, net equity in earnings of NT$1,306,897 thousand and NT$3,931,127 thousand was recognized, respectively. The related equity in earnings of equity method investees was determined based on the reviewed financial statements of the investees for the same periods as the Company.

As of September 30, 2008 and 2007, fair value of publicly traded stocks in investments accounted for using equity method (VIS and GUC) was NT$15,446,393 thousand and NT$29,157,704 thousand, respectively.

Movements of the difference between the cost of investments and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Nine Months Ended
	September 30
	2008	2007

Balance, beginning of period	$2,677,388	$943,277
Additions	—	2,855,660
Amortization	(468,101)	(205,564)

Balance, end of period	$2,209,287	$3,593,373

Movements of the aforementioned difference allocated to goodwill were as follows:

	Nine Months Ended
	September 30
	2008	2007

Balance, beginning of period	$987,349	$213,984
From merger of subsidiaries	74,536	—

Balance, end of period	$1,061,885	$213,984

11.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2008	2007

Non-publicly traded stocks	$364,913	$364,913
Funds	383,350	382,293

	$748,263	$747,206

12.	PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2008
	Balance,
	Beginning of	Additions			Balance,
	Period	(Deductions)	Disposals	Reclassification	End of Period

Cost
Buildings	$101,907,892	$11,247,197	$(8,524)	$(311)	$113,146,254
Machinery and equipment	589,131,625	46,276,182	(3,143,000)	(134,175)	632,130,632
Office equipment	9,167,107	595,749	(165,621)	57	9,597,292

	700,206,624	$58,119,128	$(3,317,145)	$(134,429)	754,874,178

Accumulated depreciation
Buildings	57,349,828	$5,901,060	$(8,524)	$(4)	63,242,360
Machinery and equipment	422,278,071	46,820,532	(1,025,129)	(119,347)	467,954,127
Office equipment	7,097,120	701,627	(165,622)	26	7,633,151

	486,725,019	$53,423,219	$(1,199,275)	$(119,325)	538,829,638

Advance payments and construction in progress	21,082,953	$(10,122,028)	$—	$—	10,960,925

Net	$234,564,558				$227,005,465

	Nine Months Ended September 30, 2007
	Balance,
	Beginning of				Balance,
	Period	Additions	Disposals	Reclassification	End of Period

Cost
Buildings	$96,961,851	$3,899,788	$(31,835)	$2,824	$100,832,628
Machinery and equipment	527,850,728	49,970,603	(332,641)	521,015	578,009,705
Office equipment	8,659,225	612,079	(164,684)	(11,203)	9,095,417

	633,471,804	$54,482,470	$(529,160)	$512,636	687,937,750

Accumulated depreciation
Buildings	49,595,917	$5,879,548	$(30,958)	$1,036	55,445,543
Machinery and equipment	361,401,800	45,786,652	(316,480)	520,161	407,392,133
Office equipment	6,469,533	734,081	(164,527)	(2,365)	7,036,722

	417,467,250	$52,400,281	$(511,965)	$518,832	469,874,398

Advance payments and construction in progress	12,230,805	$8,203,111	$—	$506,368	20,940,284

Net	$228,235,359				$239,003,636

No interest was capitalized during the nine months ended September 30, 2008 and 2007.
13.	DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2008
	Balance,
	Beginning of				Reclassifi-	Balance,
	Period	Additions	Amortization	Disposals	cation	End of Period

Technology license fees	$5,349,937	$—	$(1,172,765)	$—	$—	$4,177,172
Software and system design costs	1,309,272	670,031	(509,931)	(14,279)	59	1,455,152
Others	513,204	454,125	(132,724)	—	—	834,605

	$7,172,413	$1,124,156	$(1,815,420)	$(14,279)	$59	$6,466,929

	Nine Months Ended September 30, 2007
	Balance,
	Beginning of				Reclassifi-	Balance,
	Period	Additions	Amortization	Disposals	cation	End of Period

Technology license fees	$4,038,551	$825,075	$(1,250,158)	$—	$(296,451)	$3,317,017
Software and system design costs	1,517,575	789,738	(631,054)	(51)	(500,172)	1,176,036
Others	36,942	413,393	(73,357)	—	296,451	673,429

	$5,593,068	$2,028,206	$(1,954,569)	$(51)	$(500,172)	$5,166,482

14.	BONDS PAYABLE

	September 30
	2008	2007
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$—	$4,500,000
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	12,500,000	12,500,000

	12,500,000	17,000,000
Current portion	(8,000,000)	(4,500,000)

	$4,500,000	$12,500,000

As of September 30, 2008, future principal repayments for the bonds payable were as follows:

Year of Repayment	Amount

2009	$8,000,000
2012	4,500,000

$12,500,000

15.	OTHER LONG-TERM PAYABLES
Most of the payables resulted from license agreements for certain semiconductor-related patents. As of September 30, 2008, future payments for other long-term payables were as follows:

Year of Payment	Amount

2008 (4th quarter)	$1,485,561
2009	576,412
2010	492,874
2011	417,690

2,972,537
Current portion (classified under accrued expenses and other current liabilities)	(1,901,323)

$1,071,214

16.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, the Company has made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts and recognized pension costs of NT$495,468 thousand and NT$458,523 thousand for the nine months ended September 30, 2008 and 2007, respectively.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund), which is administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the Committee’s name in the Bank of Taiwan (originally the Central Trust of China, which was dissolved after merger with the Bank of Taiwan on July 1, 2007). The Company recognized pension costs of NT$201,741 thousand and NT$243,466 thousand for the nine months ended September 30, 2008 and 2007, respectively.

Movements of the Fund and accrued pension cost under the defined benefit plan were as follows:

	Nine Months Ended
	September 30
	2008	2007

The Fund
Balance, beginning of period	$2,145,010	$1,913,002
Contributions	157,390	154,573
Interest	71,236	46,279
Payments	(28,990)	—

Balance, end of period	$2,344,646	$2,113,854

Accrued pension cost
Balance, beginning of period	$3,657,679	$3,530,116
Accruals	38,087	91,679

Balance, end of period	$3,695,766	$3,621,795

17.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and income tax currently payable was as follows:

	Nine Months Ended
	September 30
	2008	2007

Income tax expense based on “income before income tax” at statutory rate (25%)	$24,470,700	$20,422,097
Tax effect of the following:
Tax-exempt income	(7,412,660)	(5,167,274)
Temporary and permanent differences	778,663	(380,451)
Others	41,235	—
Additional tax at 10% on unappropriated earnings	—	2,686,561
Income tax credits used	(8,938,969)	(10,279,817)

Income tax currently payable	$8,938,969	$7,281,116

b.	Income tax expense consisted of the following:

	Nine Months Ended
	September 30
	2008	2007

Income tax currently payable	$8,938,969	$7,281,116
Other income tax adjustments	(633,862)	(372,597)
Net change in deferred income tax assets
Investment tax credits	3,227,924	2,745,686
Temporary differences	(326,907)	(1,275,433)
Valuation allowance	(810,675)	(1,382,702)

Income tax expense	$10,395,449	$6,996,070

c.	Net deferred income tax assets consisted of the following:

	September 30
	2008	2007

Current deferred income tax assets
Investment tax credits	$2,915,006	$3,068,708

Noncurrent deferred income tax assets
Investment tax credits	$8,693,825	$14,142,498
Temporary differences	1,470,218	2,115,897
Valuation allowance	(2,659,458)	(5,821,527)

	$7,504,585	$10,436,868

d.	Integrated income tax information:
The balance of the imputation credit account as of September 30, 2008 and 2007 was NT$1,602,560 thousand and NT$2,784,514 thousand, respectively.

The creditable ratio for distribution of earnings of 2007 and 2006 was 9.83% (expected) and 5.23%, respectively.

The imputation credit allocated to shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.
e.	All earnings generated prior to December 31, 1997 have been appropriated.
f.	As of September 30, 2008, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$6,063,959	$—	2010
		4,598,032	4,598,032	2011
		2,396,904	2,396,904	2012

		$13,058,895	$6,994,936

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Research and development expenditures	$1,000,000	$—	2008
		1,127,051	—	2009
		1,781,376	1,055,212	2010
		1,834,115	1,834,115	2011
		1,646,476	1,646,476	2012

		$7,389,018	$4,535,803

Statute for Upgrading Industries	Personnel training expenditures	$21,795	$—	2009
		46,119	46,119	2010
		31,973	31,973	2011

		$99,887	$78,092

(Concluded)
g.	The profits generated from the following projects are exempt from income tax for a five-year period:

Tax-exemption Period

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
h.	The tax authorities have examined income tax returns of the Company through 2005.
18.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary	$14,026,566	$10,006,675	$24,033,241
Labor and health insurance	506,692	285,693	792,385
Pension	445,831	251,378	697,209
Meal	332,621	134,159	466,780
Welfare	141,981	83,180	225,161
Others	140,675	11,378	152,053

	$15,594,366	$10,772,463	$26,366,829

Depreciation	$50,585,293	$2,825,532	$53,410,825

Amortization	$1,332,761	$482,659	$1,815,420

	Nine Months Ended September 30, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total

Labor cost
Salary	$6,634,163	$3,282,577	$9,916,740
Labor and health insurance	445,387	244,836	690,223
Pension	452,851	249,138	701,989
Meal	323,299	123,426	446,725
Welfare	159,946	96,478	256,424
Others	116,956	8,591	125,547

	$8,132,602	$4,005,046	$12,137,648

Depreciation	$49,558,115	$2,812,106	$52,370,221

Amortization	$1,353,135	$600,537	$1,953,672

19.	SHAREHOLDERS’ EQUITY
As of September 30, 2008, 1,092,053 thousand ADSs of the Company were traded on the NYSE. The number of common shares represented by the ADSs was 5,460,265 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of the Company’s paid-in capital. Also, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	September 30
	2008	2007

From merger	$23,053,576	$24,003,546
Additional paid-in capital	18,154,782	19,500,470
From convertible bonds	8,989,973	9,360,424
From long-term investments	265,052	357,720
Donations	55	55
From treasury stock transactions	—	490,950

	$50,463,438	$53,713,165

The Company’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of the Company of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also provide that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

For the nine months ended September 30, 2008, the Company has recorded bonuses to employees and directors with a charge to earnings of approximately 15% of net income. Material differences between such estimated amounts and the amounts proposed by the Board of Directors subsequent to the end of the fiscal year are adjusted for in the earnings of the current year. If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts by the Board of Directors, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of cash and stock dividends) of the shares on the day preceding the shareholders’ meeting.

The Company no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2007 and 2006 had been approved in the shareholders’ meetings held on June 13, 2008 and May 7, 2007, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2007	Year 2006	Year 2007	Year 2006

Legal capital reserve	$10,917,709	$12,700,973
Special capital reserve	(237,693)	(11,192)
Bonus to employees — in cash	3,939,883	4,572,798
Bonus to employees — in stock	3,939,883	4,572,798
Cash dividends to shareholders	76,881,311	77,489,064	$3.00	$3.00
Stock dividends to shareholders	512,542	516,594	0.02	0.02
Bonus to directors and supervisors	176,890	285,800

	$96,130,525	$100,126,835

The shareholders’ meeting held on June 13, 2008 and May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,813 thousand and NT$774,891 thousand, respectively.

The amounts of the appropriations of earnings for 2007 and 2006 were consistent with the resolutions of the meetings of the Board of Directors held on February 19, 2008 and February 6, 2007, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2007 and 2006, the basic earnings per share (after income tax) for the years ended December 31, 2007 and 2006 shown in the respective financial statements would have decreased from NT$4.14 to NT$3.84 and NT$4.93 to NT$4.56, respectively. The shares distributed as a bonus to employees represented 1.49% and 1.77% of the Company’s total outstanding common shares as of December 31, 2007 and 2006, respectively.

The information about appropriations of the bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.
20.	STOCK-BASED COMPENSATION PLANS
The Company’s Employee Stock Option Plans, consisting of the 2004 Plan, 2003 Plan and 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2004 Plan, 2003 Plan and 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2008.

Information about outstanding options for the nine months ended September 30, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Nine months ended September 30, 2008

Balance, beginning of period	41,875	$35.6
Options granted	767	35.2
Options exercised	(5,880)	37.8
Options canceled	(302)	46.3

Balance, end of period	36,460	35.3

Nine months ended September 30, 2007

Balance, beginning of period	52,814	$37.9
Options granted	1,094	37.9
Options exercised	(10,086)	39.8
Options canceled	(781)	45.4

Balance, end of period	43,041	37.5

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of September 30, 2008, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-	Weighted-		Weighted-
		average	average		average
Range of	Number of	Remaining	Exercise	Number of	Exercise
Exercise	Options (in	Contractual	Price	Options (in	Price
Price (NT$)	Thousands)	Life (Years)	(NT$)	Thousands)	(NT$)

$24.2-$33.9	25,780	4.41	$31.0	25,780	$31.0
38.2- 50.4	10,680	6.15	45.8	8,636	45.5

	36,460		35.3	34,416	34.6

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2008 and 2007. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the nine months ended September 30, 2008 and 2007 would have been as follows:

	Nine Months Ended
	September 30
	2008	2007

Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%-3.44%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years

Net income:
Net income as reported	$87,487,392	$74,692,316
Pro forma net income	87,482,618	74,569,123

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$3.36	$2.78
Pro forma basic EPS	3.36	2.77
Diluted EPS as reported	3.34	2.77
Pro forma diluted EPS	3.34	2.77
21.	TREASURY STOCK
(Shares in Thousands)

	Beginning		Stock		Ending
	Shares	Addition	Dividends	Retirement	Shares
Nine months ended September 30, 2008

Parent company stock held by subsidiaries	34,096	—	171	34,267	—
Repurchase under share buyback plan	800,000	495,549	—	1,016,674	278,875

	834,096	495,549	171	1,050,941	278,875

Nine months ended September 30, 2007

Parent company stock held by subsidiaries	33,926	—	170	—	34,096

As of September 30, 2008 and 2007, the book value of the treasury stock was NT$16,499,990 thousand and NT$918,075 thousand each; the market value was NT$14,640,938 thousand and NT$2,158,271 thousand, respectively. The Company’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

The Company held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the Company’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. The Company had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired on February 27, 2008.

The Company held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. The Company had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired on August 20, 2008.

The Company held a meeting of the Board of Directors on August 12, 2008 and approved a share buyback plan to repurchase the Company’s common shares up to 283,000 thousand shares listed on the TSE during the period from August 13, 2008 to October 12, 2008 for the buyback price in the range from NT$42.85 to NT$86.20. As of September 30, 2008, the Company had repurchased 278,875 thousand common shares for a total cost of NT$16,499,990 thousand. All of these treasury stocks will be retired in the fourth quarter of 2008.

As discussed in Note 10, the Company merged Chi Cherng and Hsin Ruey in the third quarter of 2008. The Company’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired on August 21, 2008.
22.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Nine months ended September 30, 2008

Basic EPS
Earnings available to common shareholders	$97,882,841	$87,487,392	26,005,093	$3.76	$3.36

Effect of dilutive potential common shares
Bonus to employees	—	—	133,359
Stock options	—	—	17,379

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$97,882,841	$87,487,392	26,155,831	$3.74	$3.34

Nine months ended September 30, 2007

Basic EPS
Earnings available to common shareholders	$81,688,386	$74,692,316	26,909,173	$3.04	$2.78

Effect of dilutive potential common shares
Stock options	—	—	22,885

Diluted EPS
Earnings available to common shareholders (including effect of dilutive potential common shares)	$81,688,386	$74,692,316	26,932,058	$3.03	$2.77

Potential shares from bonus to employees which will be settled in shares will be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price of the common shares on the balance sheet date. The dilutive effect of the potential shares needs to be considered until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the nine months ended September 30, 2007 to decrease from NT$2.83 to NT$2.78 and NT$2.83 to NT$2.77, respectively.

23.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	September 30
	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$12,970	$12,970	$366,445	$366,445
Available-for-sale financial assets	20,940,603	20,940,603	24,080,804	24,080,804
Held-to-maturity financial assets	16,479,146	16,604,176	28,335,644	28,218,688

Liabilities

Financial liabilities at fair value through profit or loss	314,630	314,630	130,828	130,828
Bonds payable (including current portion)	12,500,000	12,630,945	17,000,000	17,202,682
Other long-term payables (including current portion)	2,972,537	2,972,537	2,510,684	2,510,684
b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, payables, payables to contractors and equipment suppliers and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	For those financial assets/liabilities at fair value through profit or loss with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

3)	Fair values of available-for-sale and held-to-maturity financial assets were based on their quoted market prices, except for structured time deposits of which the fair values were estimated using valuation techniques.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair value of other long-term payables was based on the present value of expected cash flows, which approximates their carrying amount.
c.	The changes in fair value during the nine months ended September 30, 2008 and 2007 of derivatives estimated using valuation techniques were recognized as valuation losses of NT$301,660 thousand and valuation gains of NT$235,617 thousand, respectively.

d.	As of September 30, 2008 and 2007, financial assets exposed to fair value interest rate risk were NT$37,432,719 thousand and NT$52,782,893 thousand, respectively; financial liabilities exposed to fair value interest rate risk were NT$12,814,630 thousand and NT$17,130,828 thousand, respectively, and financial assets exposed to cash flow interest rate risk were nil and NT$5,226,720 thousand, respectively.

e.	Movements of the unrealized gain/loss on financial instruments for the nine months ended September 30, 2008 and 2007 were as follows:

	Nine Months Ended September 30, 2008
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of period	$266,573	$414,424	$680,997
Recognized directly in shareholders’ equity	179,779	(587,280)	(407,501)
Removed from shareholders’ equity and recognized in earnings	(397,535)	—	(397,535)

Balance, end of period	$48,817	$(172,856)	$(124,039)

	Nine Months Ended September 30, 2007
	From	From
	Available-	Available-for-
	for-sale	sale Financial
	Financial	Assets Held by
	Assets	Investees	Total

Balance, beginning of period	$242,248	$319,367	$561,615
Recognized directly in shareholders’ equity	224,877	1,899	226,776
Removed from shareholders’ equity and recognized in earnings	(260,367)	—	(260,367)

Balance, end of period	$206,758	$321,266	$528,024

f.	Information about financial risks
1)	Market risk. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates will result in changes in fair values of these debt securities. Subject to recent turmoils in the global financial market, the Company evaluated its financial instruments and the Company’s exposure to market risk is not significant.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to recent turmoils in the global financial market, the Company evaluated the financial instruments for any possible counter-party or third-parties are reputable financial institutions, business enterprises, and government agencies and accordingly, the Company believes that the Company’s exposure to credit risk is not significant.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments and bonds payable. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

24.	RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Subsidiaries

TSMC North America TSMC Shanghai TSMC Europe TSMC Japan TSMC Korea

b.	Investees

GUC (with a controlling financial interest) VIS (accounted for using equity method) SSMC (accounted for using equity method)

c.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology) TSMC Design Technology Canada Inc. (TSMC Canada)

d.	Indirect investee

VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

e.	Others

Related parties over which the Company has control or exercises significant influence but with which the Company had no material transactions.
Transactions with the aforementioned parties, other than those disclosed in other notes, are summarized as follows:

	2008		2007
	Amount	%	Amount	%
Nine months ended September 30

Sales
TSMC North America	$156,727,226	59	$134,957,821	60
Others	1,333,072	—	783,463	—

	$158,060,298	59	$135,741,284	60

Purchases
WaferTech	$6,776,756	21	$7,419,547	21
TSMC Shanghai	3,882,384	12	3,947,089	11
SSMC	3,624,887	11	3,971,517	11
VIS	2,584,615	8	2,956,489	8
Others	—	—	990	—

	$16,868,642	52	$18,295,632	51

	2008		2007
	Amount	%	Amount	%
Manufacturing expenses — outsourcing
VisEra	$66,328	—	$28,496	—

Marketing expenses — commission
TSMC Europe	$299,045	16	$216,545	24
TSMC Japan	195,344	11	166,971	18
TSMC Korea	13,522	1	16,251	2

	$507,911	28	$399,767	44

General and administrative expenses — rental
GUC	$700	—	$6,451	—

Research and development expenses
TSMC Technology (primarily consulting fee)	$263,287	2	$264,868	2
TSMC Canada (primarily consulting fee)	138,515	1	56,623	1
GUC	12,325	—	49,519	1
Others	994	—	36,828	—

	$415,121	3	$407,838	4

Sales of property, plant and equipment and other assets
TSMC Shanghai	$1,849,317	91	$2,378	11
Others	10,665	—	—	—

	$1,859,982	91	$2,378	11

Non-operating income and gains
VIS (primarily technical service income, see Note 26f)	$262,132	5	$270,794	3
TSMC Shanghai	233,761	4	251,421	3
SSMC (primarily technical service income, see Note 26e)	193,039	3	180,692	2
VisEra	85,277	2	254,125	3

	$774,209	14	$957,032	11

As of September 30

Receivables
TSMC North America	$26,903,610	99	$23,713,567	100
Others	352,306	1	119,784	—

	$27,255,916	100	$23,833,351	100

Other receivables
TSMC Shanghai	$115,766	37	$81,808	16
VIS	86,918	28	126,319	25
SSMC	63,490	20	88,372	18
WaferTech	25,958	8	5,109	1
TSMC North America	18,985	6	91,029	18
VisEra	—	—	98,418	19
Others	4,176	1	14,859	3

	$315,293	100	$505,914	100

	2008		2007
	Amount	%	Amount	%
Payables
WaferTech	$800,324	31	$779,480	24
VIS	668,215	26	904,635	27
SSMC	574,010	22	639,524	19
TSMC Shanghai	370,154	14	733,801	22
Others	161,172	7	251,202	8

	$2,573,875	100	$3,308,642	100

Deferred credits
TSMC Shanghai	$230,617	40	$563,839	56
VisEra	15,544	2	77,718	8

	$246,161	42	$641,557	64

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.

The Company deferred the net gains (classified under the deferred credits) derived from sales of property, plant, and equipment to TSMC Shanghai and VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

The Company leased part of its office space from GUC and also leased certain buildings and facilities to VisEra. The rental expense and income were classified under operating expenses and non-operating income, respectively. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between the Company and VisEra expired in April 2008.

25.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land from the Science Park Administration. These operating leases expire on various dates from December 2008 to December 2028 and can be renewed upon expiration.

As of September 30, 2008, future lease payments were as follows:

Year	Amount

2008 (4th quarter)	$83,951
2009	340,443
2010	291,245
2011	289,664
2012	289,664
2013 and thereafter	2,315,797

$3,610,764

26.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of September 30, 2008, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, the Company and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of the Company’s annual net sales. The Company and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. The Company also obtained through Philips (now NXP B.V.) a number of cross patent licenses

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by the Company can use up to 35% of the Company’s capacity if the Company’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of September 30, 2008, the Company had a total of US$48,811 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. The Company and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, the Company and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. The Company and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. The Company and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but the Company alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

g.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of September 30, 2008, SMIC had paid US$105 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

h.	In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. TSMC appealed after the United States District Court for the Northern District of California rendered judgment in favor of UniRAM in May 2008. In the third quarter of 2008, TSMC and TSMC North America had reached agreement with UniRAM to settle the dispute. In accordance with the settlement, the judgment will be vacated and the claims asserted by UniRAM are fully and finally settled. As of September 30, 2008, the Company had accounted for the result of the settlement in accordance with the aforementioned settlement agreement.

27.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: None;

b.	Endorsement/guarantee provided: None;

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 6 attached;

j.	Information about derivatives of investees over which the Company has a controlling interest:

TSMC Shanghai entered into forward exchange contracts during the nine months ended September 30, 2008 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2008:

Contract Amount
	Maturity Date	(in Thousands)

Sell US$/buy JPY	October 2008	US$109/JPY12,000

Sell RMB/buy US$	October 2008 to December 2008	RMB99,059/US$14,500
For the nine months ended September 30, 2008, net losses arising from forward exchange contracts of TSMC Shanghai were NT$7,086 thousand.

XinTec entered into forward exchange contracts during the nine months ended September 30, 2008 to manage exposures due to foreign exchange rate fluctuations. Outstanding forward exchange contracts as of September 30, 2008:

Contract Amount
	Maturity Date	(in Thousands)

Sell US$/buy NT$	October 2008 to November 2008	US$11,000/NT$347,719
For the nine months ended September 30, 2008, net losses arising from forward exchange contracts of XinTec were NT$2,260 thousand.

k.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Note 24.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				September 30, 2008
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note

The Company	Open-end mutual funds
	Capital Income Fund	—	Available-for-sale financial assets	162,637	$2,491,020	N/A	$2,491,020
	PCA Well Pool Fund	—	²	187,050	2,410,791	N/A	2,410,791
	Fuh Hwa Bond Fund	—	²	129,864	1,781,715	N/A	1,781,715
	ING Taiwan Bond Fund	—	²	114,594	1,776,565	N/A	1,776,565
	President James Bond Fund	—	²	107,505	1,706,364	N/A	1,706,364
	NITC Taiwan Bond	—	²	83,975	1,217,309	N/A	1,217,309
	NITC Bond Fund	—	²	6,257	1,058,682	N/A	1,058,682
	ING Taiwan Income Fund	—	²	60,839	991,182	N/A	991,182
	JF Taiwan Bond Fund	—	²	45,425	712,668	N/A	712,668

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,594,112	N/A	1,594,112
	Cathay Bank	—	²	—	1,196,225	N/A	1,196,225
	Taiwan Power Company	—	Held-to-maturity financial assets	—	2,850,523	N/A	2,979,644
	Formosa Petrochemical Corporation	—	²	—	2,592,029	N/A	2,573,347
	Formosa Plastic Corporation	—	²	—	1,432,661	N/A	1,432,433
	Nan Ya Plastics Corporation	—	²	—	1,405,548	N/A	1,404,291
	CPC Corporation, Taiwan	—	²	—	1,200,168	N/A	1,199,658
	China Steel Corporation	—	²	—	1,000,000	N/A	990,034
	Shanghai Commercial & Saving Bank	—	²	—	297,477	N/A	297,390

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	868,298	N/A	875,103
	2003 Government Bond Series H	—	²	—	700,018	N/A	700,029
	European Investment Bank Bonds	—	²	—	382,617	N/A	400,000
	2004 Government Bond Series B	—	²	—	249,807	N/A	249,968

	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	44,368,847	100	44,368,847
	TSMC International	Subsidiary	²	987,968	29,252,586	100	29,252,586
	VIS	Investee accounted for using equity method	²	628,223	10,151,846	37	7,318,803
	SSMC	Investee accounted for using equity method	²	463	6,761,630	39	5,940,235
	TSMC Partners	Subsidiary	²	300	3,667,050	100	3,667,050
	TSMC North America	Subsidiary	²	11,000	2,390,713	100	2,390,713
	XinTec	Investee with a controlling financial interest	²	92,620	1,445,512	42	1,376,626
	GUC	Investee with a controlling financial interest	²	44,904	891,783	36	8,127,590
	TSMC Japan	Subsidiary	²	6	116,484	100	116,484
	TSMC Europe	Subsidiary	²	—	116,122	100	116,122
	TSMC Korea	Subsidiary	²	80	14,940	100	14,940
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	279,786
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Financial assets carried at cost	10,500		$105,000	7		$369,173
	W.K. Technology Fund IV	—	²	4,000		40,000	2		43,322
	Hontung Venture Capital Co., Ltd.	—	²	2,633		26,329	10		19,548

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		312,950	12		312,950
	Crimson Asia Capital	—	²	—		70,400	1		70,400

	Capital
	TSMC Shanghai	Subsidiary	Investment accounted for using equity method	—		7,308,098	100		7,305,258
	VTAF III	Subsidiary	²	—		1,208,584	98		1,195,113
	VTAF II	Subsidiary	²	—		1,016,435	98		1,011,979
	Emerging Alliance	Subsidiary	²	—		418,709	99		418,709

TSMC North America	Preferred stock
	NeXen, Inc.	—	Financial assets carried at cost	328	US$	656	1	US$	1,912

TSMC International	Corporate bond
	General Elec Cap Corp Mtn	—	Held-to-maturity financial assets	—	US$	20,851	N/A	US$	19,428
	General Elec Cap Corp Mtn	—	²	—	US$	20,312	N/A	US$	18,785

	Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	—	US$	692,372	100	US$	692,372
	InveStar Semiconductor Development Fund, Inc.(II) LDC. (ISDF II)	Subsidiary	²	42,320	US$	36,681	97	US$	36,681
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	²	7,598	US$	8,937	97	US$	8,937
	TSMC Technology	Subsidiary	²	—	US$	8,265	100	US$	8,265

TSMC Development	Corporate bond
	GE Capital Corp	—	Held-to-maturity financial assets	—	US$	20,475	N/A	US$	18,785

	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	208,925	100	US$	208,925

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	69,963	49	US$	69,963
	TSMC Canada	Subsidiary	²	2,300	US$	2,849	100	US$	2,849

Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	1,036	US$	275	—	US$	275
	RichWave Technology Corp.	—	²	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	²	10,800	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	1,000	1	US$	1,000
	GemFire Corporation	—	²	—	US$	31	—	US$	31
	Miradia, Inc.	—	²	3,040	US$	1,000	2	US$	1,000
	Mobilygen	—	²	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	²	800	US$	500	1	US$	500
	Optichron, Inc.	—	²	714	US$	1,000	2	US$	1,000
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Optimal Corporation	—	Financial assets carried at cost	—	US$	229	—	US$	229
	Pixim, Inc.	—	²	3,606	US$	862	2	US$	862
	QST Holding, LLC	—	²	—	US$	131	4	US$	131
	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	8		—

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	²	1,200	US$	2,040	15	US$	2,040
	Aquantia	—	²	2,108	US$	2,573	5	US$	2,573
	Leadtrend	—	²	1,265	US$	660	5	US$	660

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	15	US$	2,168
	Audience, Inc.	—	²	5,335	US$	1,390	2	US$	1,390
	Axiom Microdevices, Inc.	—	²	6,326	US$	2,481	5	US$	2,481
	Beceem Communications	—	²	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	²	600	US$	68	1	US$	68
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	²	3,416	US$	3,106	3	US$	3,106
	Mobilygen	—	²	569	US$	149	—	US$	149
	Next IO, Inc.	—	²	2,775	US$	756	2	US$	756
	Optichron, Inc.	—	²	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	²	6,348	US$	1,141	2	US$	1,141
	Power Analog Microelectronics	—	²	5,232	US$	2,790	17	US$	2,790
	QST Holding, LLC	—	²	—	US$	415	13	US$	415
	RichWave Technology Corp.	—	²	1,043	US$	730	1	US$	730
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
	Tzero Technologies, Inc.	—	²	1,167	US$	2,007	2	US$	2,007
	Xceive	—	²	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	24		—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,492	51	US$	1,492
	Acionn Technology Corporation	Subsidiary	²	4,500	US$	1,205	48	US$	1,205
	Auramicro, Inc.	—	Financial assets carried at cost	2,500	US$	750	17	US$	750
	InvenSence, Inc.	—	²	816	US$	1,000	1	US$	1,000

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	538	100	US$	538
	VTA Holdings	Subsidiary	²	—		—	68		—

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
	BridgeLux, Inc.	—	²	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc. (Formerly SynDitec, Inc.)	—	²	21,109	US$	4,388	18	US$	4,388
	GTBF, Inc.	—	²	1,154	US$	1,500	N/A	US$	1,500
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Neoconix, Inc.	—	Financial assets carried at cost	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	²	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	²	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	²	6,424	US$	2,545	3	US$	2,545

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	425	US$	495	1	US$	495

ISDF	Common stock
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	2,986	6	US$	2,986
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	494	1	US$	494
	NanoAmp Solutions, Inc.	—	²	541	US$	853	2	US$	853
	Sonics, Inc.	—	²	230	US$	3,530	2	US$	3,530

ISDF II	Common stock
	Rich Tek Technology Corp.	—	Financial assets at fair value through profit or loss	101	US$	534	—	US$	534
	Rich Tek Technology Corp.	—	Available-for-sale financial assets	288	US$	1,519	—	US$	1,519
	Ralink Technology (Taiwan), Inc.	—	²	1,512	US$	4,593	1	US$	4,593
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	²	55	US$	1,006	5	US$	1,006
	Sonics, Inc.	—	²	278	US$	1,597	3	US$	1,597
	Epic Communication, Inc.	—	²	191	US$	37	1	US$	37
	EON Technology, Corp.	—	²	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	²	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	²	1,020	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	²	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	²	1,049	US$	223	3	US$	223

	Preferred stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	2,506	7	US$	2,506
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	20	US$	3,664
	eLCOS Microdisplay Technology, Ltd.	—	²	3,500	US$	1,055	8	US$	1,055
	FangTek, Inc.	—	²	6,806	US$	3,250	15	US$	3,250
	Kilopass Technology, Inc.	—	²	3,887	US$	2,000	5	US$	2,000
	NanoAmp Solutions, Inc.	—	²	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	²	264	US$	1,517	3	US$	1,517

GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	500		$22,645	100		$22,645
	GUC-Japan	Subsidiary	²	1		10,568	100		10,568
	GUC-Europe	Subsidiary	²	—		2,403	100		2,403

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3	—

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	87	N/A	US$	87
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Fed Hm Ln Pc Pool 1b2566	—	Available-for-sale financial assets	—	US$	130	N/A	US$	130
	Fed Hm Ln Pc Pool 1b2632	—	²	—	US$	150	N/A	US$	150
	Fed Hm Ln Pc Pool 1b2642	—	²	—	US$	203	N/A	US$	203
	Fed Hm Ln Pc Pool 1b2776	—	²	—	US$	296	N/A	US$	296
	Fed Hm Ln Pc Pool 1b2792	—	²	—	US$	203	N/A	US$	203
	Fed Hm Ln Pc Pool 1b2810	—	²	—	US$	258	N/A	US$	258
	Fed Hm Ln Pc Pool 1b7453	—	²	—	US$	2,278	N/A	US$	2,278
	Fed Hm Ln Pc Pool 1g0038	—	²	—	US$	256	N/A	US$	256
	Fed Hm Ln Pc Pool 1g0053	—	²	—	US$	307	N/A	US$	307
	Fed Hm Ln Pc Pool 1g0104	—	²	—	US$	123	N/A	US$	123
	Fed Hm Ln Pc Pool 1g1282	—	²	—	US$	3,360	N/A	US$	3,360
	Fed Hm Ln Pc Pool 1g1411	—	²	—	US$	3,019	N/A	US$	3,019
	Fed Hm Ln Pc Pool 1h2520	—	²	—	US$	2,274	N/A	US$	2,274
	Fed Hm Ln Pc Pool 1h2524	—	²	—	US$	1,701	N/A	US$	1,701
	Fed Hm Ln Pc Pool 780870	—	²	—	US$	518	N/A	US$	518
	Fed Hm Ln Pc Pool 781959	—	²	—	US$	2,950	N/A	US$	2,950
	Fed Hm Ln Pc Pool 782785	—	²	—	US$	211	N/A	US$	211
	Fed Hm Ln Pc Pool 782837	—	²	—	US$	407	N/A	US$	407
	Fed Hm Ln Pc Pool 783022	—	²	—	US$	458	N/A	US$	458
	Fed Hm Ln Pc Pool 783026	—	²	—	US$	255	N/A	US$	255
	Fed Hm Ln Pc Pool B19205	—	²	—	US$	5,730	N/A	US$	5,730
	Fed Hm Ln Pc Pool E01492	—	²	—	US$	1,587	N/A	US$	1,587
	Fed Hm Ln Pc Pool E89857	—	²	—	US$	1,188	N/A	US$	1,188
	Fed Hm Ln Pc Pool G11295	—	²	—	US$	954	N/A	US$	954
	Fed Hm Ln Pc Pool M80855	—	²	—	US$	2,575	N/A	US$	2,575
	Federal Home Ln Mtg Corp.	—	²	—	US$	613	N/A	US$	613
	Federal Home Ln Mtg Corp.	—	²	—	US$	575	N/A	US$	575
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,272	N/A	US$	3,272
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,771	N/A	US$	1,771
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,986	N/A	US$	1,986
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,381	N/A	US$	1,381
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,846	N/A	US$	2,846
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,548	N/A	US$	1,548
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,581	N/A	US$	2,581
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,402	N/A	US$	2,402
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,067	N/A	US$	3,067
	Federal National Mort Assoc	—	²	—	US$	2,233	N/A	US$	2,233
	Federal National Mortgage Asso	—	²	—	US$	2,960	N/A	US$	2,960
	Federal Natl Mtg Assn	—	²	—	US$	1,493	N/A	US$	1,493
	Federal Natl Mtg Assn	—	²	—	US$	1,499	N/A	US$	1,499
	Federal Natl Mtg Assn	—	²	—	US$	1,813	N/A	US$	1,813
	Federal Natl Mtg Assn	—	²	—	US$	3,002	N/A	US$	3,002
	Federal Natl Mtg Assn Gtd	—	²	—	US$	1,375	N/A	US$	1,375
	Fnma Pool 255883	—	²	—	US$	2,757	N/A	US$	2,757
	Fnma Pool 257245	—	²	—	US$	3,593	N/A	US$	3,593
	Fnma Pool 555549	—	²	—	US$	1,197	N/A	US$	1,197
	Fnma Pool 555715	—	²	—	US$	145	N/A	US$	145
	Fnma Pool 632399	—	²	—	US$	338	N/A	US$	338
	Fnma Pool 662401	—	²	—	US$	469	N/A	US$	469
	Fnma Pool 667766	—	²	—	US$	1,096	N/A	US$	1,096
	Fnma Pool 680932	—	²	—	US$	960	N/A	US$	960
	Fnma Pool 681393	—	²	—	US$	2,074	N/A	US$	2,074
	Fnma Pool 685116	—	²	—	US$	520	N/A	US$	520
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Fnma Pool 691283	—	Available-for-sale financial assets	—	US$	3,113	N/A	US$	3,113
	Fnma Pool 694287	—	²	—	US$	18	N/A	US$	18
	Fnma Pool 703711	—	²	—	US$	406	N/A	US$	406
	Fnma Pool 725095	—	²	—	US$	886	N/A	US$	886
	Fnma Pool 730033	—	²	—	US$	138	N/A	US$	138
	Fnma Pool 740934	—	²	—	US$	883	N/A	US$	883
	Fnma Pool 742232	—	²	—	US$	15	N/A	US$	15
	Fnma Pool 750798	—	²	—	US$	19	N/A	US$	19
	Fnma Pool 773246	—	²	—	US$	192	N/A	US$	192
	Fnma Pool 790828	—	²	—	US$	1,709	N/A	US$	1,709
	Fnma Pool 793932	—	²	—	US$	384	N/A	US$	384
	Fnma Pool 794040	—	²	—	US$	577	N/A	US$	577
	Fnma Pool 795548	—	²	—	US$	146	N/A	US$	146
	Fnma Pool 799664	—	²	—	US$	80	N/A	US$	80
	Fnma Pool 799868	—	²	—	US$	29	N/A	US$	29
	Fnma Pool 804764	—	²	—	US$	327	N/A	US$	327
	Fnma Pool 804852	—	²	—	US$	276	N/A	US$	276
	Fnma Pool 804962	—	²	—	US$	336	N/A	US$	336
	Fnma Pool 805163	—	²	—	US$	363	N/A	US$	363
	Fnma Pool 806642	—	²	—	US$	461	N/A	US$	461
	Fnma Pool 806721	—	²	—	US$	574	N/A	US$	574
	Fnma Pool 814418	—	²	—	US$	307	N/A	US$	307
	Fnma Pool 815626	—	²	—	US$	1,900	N/A	US$	1,900
	Fnma Pool 819423	—	²	—	US$	464	N/A	US$	464
	Fnma Pool 821129	—	²	—	US$	441	N/A	US$	441
	Fnma Pool 888499	—	²	—	US$	1,667	N/A	US$	1,667
	Fnma Pool 888502	—	²	—	US$	211	N/A	US$	211
	Fnma Pool 888507	—	²	—	US$	803	N/A	US$	803
	Fnma Pool 888515	—	²	—	US$	927	N/A	US$	927
	Fnma Pool 888519	—	²	—	US$	104	N/A	US$	104
	Fnma Pool 888527	—	²	—	US$	59	N/A	US$	59
	Fnma Pool 888738	—	²	—	US$	4,032	N/A	US$	4,032
	Fnma Pool 888793	—	²	—	US$	4,722	N/A	US$	4,722
	Fnma Pool 900296	—	²	—	US$	2,454	N/A	US$	2,454
	Gnma Ii Pool 081150	—	²	—	US$	363	N/A	US$	363
	Gnma Ii Pool 081153	—	²	—	US$	1,135	N/A	US$	1,135
	Gnma Pool 646061	—	²	—	US$	2,670	N/A	US$	2,670
	Government Natl Mtg Assn Gtd	—	²	—	US$	1,978	N/A	US$	1,978
	Fed Home Ln Bank	—	²	—	US$	5,174	N/A	US$	5,174
	Federal Farm Cr Bks	—	²	—	US$	3,525	N/A	US$	3,525
	Federal Farm Credit Bank	—	²	—	US$	7,279	N/A	US$	7,279
	Federal Farm Credit Bank	—	²	—	US$	3,358	N/A	US$	3,358
	Federal Home Ln Bks	—	²	—	US$	8,917	N/A	US$	8,917
	Federal Home Ln Bks	—	²	—	US$	3,739	N/A	US$	3,739
	Federal Home Ln Bks	—	²	—	US$	7,211	N/A	US$	7,211
	Federal Home Ln Bks	—	²	—	US$	17,254	N/A	US$	17,254
	Federal Home Ln Bks	—	²	—	US$	5,145	N/A	US$	5,145
	Federal Home Ln Bks	—	²	—	US$	12,317	N/A	US$	12,317
	Federal Home Ln Bks	—	²	—	US$	17,227	N/A	US$	17,227
	Federal Home Ln Mtg	—	²	—	US$	5,091	N/A	US$	5,091
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,293	N/A	US$	3,293
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,488	N/A	US$	3,488
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,700	N/A	US$	3,700
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Federal Home Loan Bank	—	Available-for-sale financial assets	—	US$	4,603	N/A	US$	4,603
	Federal Home Loan Banks	—	²	—	US$	17,270	N/A	US$	17,270
	Federal Natl Mtg Assn	—	²	—	US$	7,207	N/A	US$	7,207
	Federal Natl Mtg Assn	—	²	—	US$	3,694	N/A	US$	3,694
	Federal Natl Mtg Assn	—	²	—	US$	4,097	N/A	US$	4,097
	Federal Natl Mtg Assn	—	²	—	US$	3,651	N/A	US$	3,651
	Federal Natl Mtg Assn	—	²	—	US$	3,996	N/A	US$	3,996
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,054	N/A	US$	3,054
	Federal Natl Mtg Assoc	—	²	—	US$	3,454	N/A	US$	3,454
	Tennessee Valley Auth	—	²	—	US$	6,016	N/A	US$	6,016

	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,978	N/A	US$	1,978
	American Gen Fin Corp. Mtn	—	²	—	US$	3,259	N/A	US$	3,259
	American Gen Fin Corp. Mtn	—	²	—	US$	1,369	N/A	US$	1,369
	American Home Prods Corp.	—	²	—	US$	2,810	N/A	US$	2,810
	American Honda Fin Corp. Mtn	—	²	—	US$	3,104	N/A	US$	3,104
	Ameritech Capital Funding Co.	—	²	—	US$	483	N/A	US$	483
	Amgen Inc.	—	²	—	US$	3,004	N/A	US$	3,004
	Anz Cap Tr I	—	²	—	US$	974	N/A	US$	974
	Atlantic Richfield Co.	—	²	—	US$	2,184	N/A	US$	2,184
	Axa Finl Inc.	—	²	—	US$	2,100	N/A	US$	2,100
	Beneficial Corp. Mtn Bk Entry	—	²	—	US$	2,254	N/A	US$	2,254
	Bp Cap Mkts P L C	—	²	—	US$	2,829	N/A	US$	2,829
	Burlington Res Inc.	—	²	—	US$	3,596	N/A	US$	3,596
	Chase Manhattan Corp. New	—	²	—	US$	1,509	N/A	US$	1,509
	Chase Manhattan Corp. New	—	²	—	US$	2,078	N/A	US$	2,078
	Chase Manhattan Corp. New	—	²	—	US$	3,337	N/A	US$	3,337
	Colgate Palmolive Co. Mtn	—	²	—	US$	1,661	N/A	US$	1,661
	Conoco Fdg Co.	—	²	—	US$	825	N/A	US$	825
	Credit Suisse First Boston USA	—	²	—	US$	344	N/A	US$	344
	Deere John Cap Corp. Mtn Bk Ent	—	²	—	US$	2,228	N/A	US$	2,228
	Deutsche Bank Ag London	—	²	—	US$	3,004	N/A	US$	3,004
	Du Pont E I De Nemours + Co.	—	²	—	US$	1,221	N/A	US$	1,221
	Duke Energy Co.	—	²	—	US$	2,382	N/A	US$	2,382
	European Invt Bk	—	²	—	US$	7,351	N/A	US$	7,351
	European Invt Bk	—	²	—	US$	7,364	N/A	US$	7,364
	Fleet Boston Corp.	—	²	—	US$	2,585	N/A	US$	2,585
	France Telecom Sa	—	²	—	US$	1,179	N/A	US$	1,179
	Ge Global Ins Hldg Corp.	—	²	—	US$	1,880	N/A	US$	1,880
	General Dynamics Corp.	—	²	—	US$	2,163	N/A	US$	2,163
	General Elec Cap Corp. Mtn	—	²	—	US$	2,773	N/A	US$	2,773
	General Elec Cap Corp. Mtn	—	²	—	US$	656	N/A	US$	656
	General Re Corp.	—	²	—	US$	3,167	N/A	US$	3,167
	Genworth Finl Inc.	—	²	—	US$	1,934	N/A	US$	1,934
	Goldman Sachs Group	—	²	—	US$	1,898	N/A	US$	1,898
	Hancock John Global Fdg II Mtn	—	²	—	US$	5,112	N/A	US$	5,112
	Hancock John Global Fdg II Mtn	—	²	—	US$	2,023	N/A	US$	2,023
	Hartford Finl Svcs Group Inc.	—	²	—	US$	1,322	N/A	US$	1,322
	Heller Finl Inc.	—	²	—	US$	1,928	N/A	US$	1,928
	Hewlett Packard Co.	—	²	—	US$	1,817	N/A	US$	1,817
	Hewlett Packard Co.	—	²	—	US$	1,435	N/A	US$	1,435
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Honeywell Intl Inc.	—	Available-for-sale financial assets	—	US$	992	N/A	US$	992
	Honeywell Intl Inc.	—	²	—	US$	1,058	N/A	US$	1,058
	Household Fin Corp.	—	²	—	US$	2,889	N/A	US$	2,889
	Ing Sec Life Instl Fdg	—	²	—	US$	2,527	N/A	US$	2,527
	International Business Machs	—	²	—	US$	724	N/A	US$	724
	International Business Machs	—	²	—	US$	3,518	N/A	US$	3,518
	Intl Lease Fin Corp. Mtn	—	²	—	US$	2,111	N/A	US$	2,111
	JP Morgan Chase	—	²	—	US$	1,945	N/A	US$	1,945
	Kreditanstalt Fur Wiederaufbau	—	²	—	US$	8,762	N/A	US$	8,762
	Massmutual Global Fdg II Mtn	—	²	—	US$	3,717	N/A	US$	3,717
	Mellon Fdg Corp.	—	²	—	US$	2,659	N/A	US$	2,659
	Mizuho Fin (Cayman)	—	²	—	US$	1,990	N/A	US$	1,990
	Monumental Global Fdg II	—	²	—	US$	1,486	N/A	US$	1,486
	Monunmetal Global Fdg II	—	²	—	US$	1,974	N/A	US$	1,974
	Mony Group Inc.	—	²	—	US$	2,027	N/A	US$	2,027
	Morgan Stanley	—	²	—	US$	3,399	N/A	US$	3,399
	Nationwide Life Global Fdg I	—	²	—	US$	3,595	N/A	US$	3,595
	New York Life Global Fdg	—	²	—	US$	2,348	N/A	US$	2,348
	Northern Tr Corp.	—	²	—	US$	1,039	N/A	US$	1,039
	Oracle Corp. / Ozark Hldg Inc.	—	²	—	US$	2,035	N/A	US$	2,035
	Philip Morris Intl Inc.	—	²	—	US$	1,793	N/A	US$	1,793
	Premark Intl Inc.	—	²	—	US$	2,657	N/A	US$	2,657
	Pricoa Global Fdg I Mtn	—	²	—	US$	3,485	N/A	US$	3,485
	Principal Finl Group Australia	—	²	—	US$	971	N/A	US$	971
	Protective Life Secd Trs Mtn	—	²	—	US$	3,507	N/A	US$	3,507
	Sbc Communications Inc.	—	²	—	US$	3,356	N/A	US$	3,356
	Sbc Communications Inc.	—	²	—	US$	698	N/A	US$	698
	Sbc Communications Inc.	—	²	—	US$	2,641	N/A	US$	2,641
	Simon Ppty Group L P	—	²	—	US$	2,508	N/A	US$	2,508
	Simon Ppty Group Lp	—	²	—	US$	990	N/A	US$	990
	Sp Powerassests Ltd. Global	—	²	—	US$	999	N/A	US$	999
	U S Bancorp Mtn Bk Ent	—	²	—	US$	1,348	N/A	US$	1,348
	U S Bk Natl Assn Minneapolis	—	²	—	US$	359	N/A	US$	359
	Unitedhealth Group Inc.	—	²	—	US$	1,382	N/A	US$	1,382
	Verizon Communications Inc.	—	²	—	US$	1,722	N/A	US$	1,722
	Verizon Global Fdg Corp.	—	²	—	US$	1,476	N/A	US$	1,476
	Wachovia Corp. New	—	²	—	US$	2,441	N/A	US$	2,441
	Walgreen Co.	—	²	—	US$	1,905	N/A	US$	1,905
	Washington Post Co.	—	²	—	US$	3,011	N/A	US$	3,011
	Wells Fargo + Co. New Med Trm	—	²	—	US$	4,391	N/A	US$	4,391
	Westfield Cap Corp Ltd	—	²	—	US$	1,383	N/A	US$	1,383

	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	—	Available-for-sale financial assets	—	US$	4,965	N/A	US$	4,965
	Banc Amer Fdg 2006 I Tr	—	²	—	US$	3,104	N/A	US$	3,104
	Bear Stearns Adjustable Rate	—	²	—	US$	72	N/A	US$	72
	Bear Stearns Arm Tr	—	²	—	US$	2,419	N/A	US$	2,419
	Bear Stearns Arm Tr	—	²	—	US$	1,352	N/A	US$	1,352
	Bear Stearns Arm Tr	—	²	—	US$	179	N/A	US$	179
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	153	N/A	US$	153
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	3,418	N/A	US$	3,418
	Capital One Multi Asset Exec	—	²	—	US$	8,902	N/A	US$	8,902
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Capital One Multi Asset Execut	—	Available-for-sale financial assets	—	US$	2,998	N/A	US$	2,998
	Capital One Prime Auto Receiva	—	²	—	US$	3,461	N/A	US$	3,461
	Cbass Tr	—	²	—	US$	957	N/A	US$	957
	Chase Mtg Fin Tr	—	²	—	US$	721	N/A	US$	721
	Chase Mtg Fin Tr	—	²	—	US$	1,400	N/A	US$	1,400
	Chase Mtg Fin Tr	—	²	—	US$	2,085	N/A	US$	2,085
	Chase Mtge Finance Corp.	—	²	—	US$	1,082	N/A	US$	1,082
	Cit Equip Coll Tr	—	²	—	US$	3,959	N/A	US$	3,959
	Citicorp Mtg Secs	—	²	—	US$	68	N/A	US$	68
	Credit Suisse First Boston Mtg	—	²	—	US$	366	N/A	US$	366
	Credit Suisse First Boston Mtg	—	²	—	US$	4,137	N/A	US$	4,137
	Credit Suisse First Boston Mtg	—	²	—	US$	5,564	N/A	US$	5,564
	Daimlerchrysler Auto Tr	—	²	—	US$	4,170	N/A	US$	4,170
	Daimlerchrysler Auto Tr	—	²	—	US$	903	N/A	US$	903
	Deere John Owner Tr	—	²	—	US$	1,621	N/A	US$	1,621
	First Franklin Mtg Ln Tr	—	²	—	US$	590	N/A	US$	590
	First Horizon	—	²	—	US$	37	N/A	US$	37
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	1,275	N/A	US$	1,275
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	4,979	N/A	US$	4,979
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	2,063	N/A	US$	2,063
	Ford Cr Auto Owner Tr	—	²	—	US$	2,413	N/A	US$	2,413
	Gs Mtg Secs Corp.	—	²	—	US$	824	N/A	US$	824
	Home Equity Mortgage Trust	—	²	—	US$	1,237	N/A	US$	1,237
	Home Equity Mtg Tr 2006 4	—	²	—	US$	616	N/A	US$	616
	Hyundai Auto Receivables Tr	—	²	—	US$	720	N/A	US$	720
	JP Morgan Mtg Tr	—	²	—	US$	751	N/A	US$	751
	JP Morgan Mtg Tr	—	²	—	US$	793	N/A	US$	793
	JP Morgan Mtg Tr	—	²	—	US$	685	N/A	US$	685
	Lb Ubs Coml Mtg Tr	—	²	—	US$	3,749	N/A	US$	3,749
	Nomura Asset Accep Corp.	—	²	—	US$	702	N/A	US$	702
	Residential Asset Mtg Prods	—	²	—	US$	1,881	N/A	US$	1,881
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	1,253	N/A	US$	1,253
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	2,871	N/A	US$	2,871
	Sequoia Mtg Tr	—	²	—	US$	197	N/A	US$	197
	Sequoia Mtg Tr	—	²	—	US$	238	N/A	US$	238
	Sequoia Mtg Tr	—	²	—	US$	338	N/A	US$	338
	Terwin Mtg Tr	—	²	—	US$	1,281	N/A	US$	1,281
	Tiaa Seasoned Coml Mtg Tr	—	²	—	US$	3,472	N/A	US$	3,472
	Usaa Auto Owner Tr	—	²	—	US$	4,927	N/A	US$	4,927
	Wamu Mtg	—	²	—	US$	3,187	N/A	US$	3,187
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	138	N/A	US$	138
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	1,912	N/A	US$	1,912
	Washington Mut Mtg Secs Corp.	—	²	—	US$	1,937	N/A	US$	1,937
	Wells Fargo Finl Auto Owner Tr	—	²	—	US$	4,058	N/A	US$	4,058
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,823	N/A	US$	2,823
	Wells Fargo Mtg Backed Secs	—	²	—	US$	3,360	N/A	US$	3,360
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,956	N/A	US$	2,956
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	2,435	N/A	US$	2,435
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	1,003	N/A	US$	1,003
	Whole Auto Ln Tr	—	²	—	US$	533	N/A	US$	533
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	37,840	N/A	US$	37,840
	United States Treas Nts	—	²	—	US$	20,606	N/A	US$	20,606
	United States Treas Nts	—	²	—	US$	30,570	N/A	US$	30,570
	United States Treas Nts	—	²	—	US$	6,744	N/A	US$	6,744
	United States Treas Nts	—	²	—	US$	3,528	N/A	US$	3,528
	United States Treas Nts	—	²	—	US$	2,708	N/A	US$	2,708
	United States Treas Nts	—	²	—	US$	11,030	N/A	US$	11,030

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	23,600	N/A	US$	23,600
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Investees
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance (Note 3)
		Financial				Amount	Shares/Units	Amount		Amount	Carrying Value	Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	in Thousands)

The Company	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	12,239	$2,045,935	6,257	$1,058,000	12,239	$2,060,358	$1,989,038	$71,320	6,257	$1,058,682
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	85,581	1,310,030	140,522	2,170,000	111,509	1,721,141	1,700,000	21,141	114,594	1,776,565
	Fuh Hwa Bond Fund	²	Fuh Hwa Investment Trust Co., Ltd.	—	132,997	1,801,674	129,864	1,775,000	132,997	1,816,597	1,768,862	47,735	129,864	1,781,715
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	83,306	1,236,728	—	—	83,306	1,245,214	1,204,418	40,796	—	—
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd.	—	60,126	703,824	—	—	60,126	709,289	700,000	9,289	—	—
	NITC Taiwan Bond	²	National Investment Trust Co., Ltd.	—	103,016	1,474,856	153,113	2,214,000	172,154	2,485,597	2,441,164	44,433	83,975	1,217,309
	JF Taiwan Bond Fund	²	JF Asset Management (Taiwan) Limited	—	59,049	915,252	45,425	712,000	59,049	922,445	900,083	22,362	45,425	712,668
	Dresdner Bond DAM Fund	²	Allianz Global Investors Taiwan Ltd.	—	54,319	639,542	—	—	54,319	644,310	624,828	19,482	—	—
	JF Taiwan First Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	35,324	504,206	—	—	35,324	508,184	500,342	7,842	—	—
	ING Taiwan Income Bond Fund	²	ING Securities Investment Trust Co., Ltd.	—	54,621	878,682	60,839	988,000	54,621	885,963	854,150	31,813	60,839	991,182
	Uni-President James Bond Fund	²	Uni-President Assets Management Corp.	—	77,128	1,208,799	120,183	1,900,000	89,806	1,419,030	1,400,000	19,030	107,505	1,706,364
	Taishin Lucky Investment Trust Fund	²	Taishin Investment Trust Co., Ltd.	—	68,945	718,556	—	—	68,945	724,340	701,524	22,816	—	—
	HSBC NTD Money Management Fund	²	HSBC Asset Management (Taiwan) Ltd.	—	27,416	413,504	—	—	27,416	416,788	402,614	14,174	—	—
	INVESCO Bond Fund	²	INVESCO Taiwan Limited	—	27,176	410,054	—	—	27,176	412,892	403,727	9,165	—	—
	AIG Taiwan Bond Fund	²	AIG Global Asset Management Corporation (Taiwan) Ltd.	—	54,469	705,033	—	—	54,469	708,863	700,000	8,863	—	—
	IBT Ta-Chong Bond Fund	²	IBT Asset Management Co., Ltd.	—	—	—	74,771	1,000,000	74,771	1,002,474	1,000,000	2,474	—	—
	PCA Well Pool Fund	²	PCA Securities Investment Trust Co., Ltd.	—	—	—	187,050	2,400,000	—	—	—	—	187,050	2,410,791
	Capital Income Fund	²	Capital Investment Trust Corporation	—	—	—	228,072	3,480,000	65,435	1,000,000	997,435	2,565	162,637	2,491,020

	Government bond
	2004 Government Bond Series B	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—	1,197,121	—	—	—	1,203,434	1,201,660	1,774	—	—
	2004 Government Bond Series G	²	²	—	—	200,065	—	—	—	201,301	200,841	460	—	—
	2004 Government Bond Series B	Held-to-maturity financial assets	Sinopac Securities Corp. and several financial institutions	—	—	—	—	249,603	—	—	—	—	—	249,807
	2003 Government Bond Series H	²	²	—	—	400,709	—	299,852	—	—	—	—	—	700,018

	Corporate bond
	Taiwan Power Company	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—	2,630,064	—	1,303,167	—	—	—	—	—	2,850,523
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Formosa Plastic Corporation	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$391,134	—		$1,035,247	—		$—		$—		$—	—		$1,432,661
	Nan Ya Plastics Corporation	²	²	—	—		1,804,346	—		102,130	—		—		—		—	—		1,405,548

	Capital
	VTAF III	Investee accounted for using equity method	—	Subsidiary	—		906,536	—		360,169	—		—		—		—	—		1,208,584
	Emerging Alliance	²	—	²	—		467,873	—		27,982	—		—		—		—	—		418,709

TSMC International	Corporate bond
	General Elec Cap Corp Mtn	Held-to-maturity financial assets	BNP PARIBAS, London	—	—		—	—	US$	20,851	—		—		—		—	—	US$	20,851
	General Elec Cap Corp Mtn	²	²	—	—		—	—	US$	20,312	—		—		—		—	—	US$	20,312

TSMC Development	Corporate bond
	GE Capital Corp	Held-to-maturity financial assets	BNP PARIBAS, London	—	—		—	—	US$	20,475	—		—		—		—	—	US$	20,475

GUC	Open-end mutual funds
	President James Bond	Available-for-sale financial assets	Uni-President Assets Management Corp.	—	—		—	17,430		275,000	17,430		275,390		275,000		390	—		—
	PCA Well Pool Fund	²	PCA Securities Investment Trust Co., Ltd.	—	—		—	15,000		192,000	15,000		192,320		192,000		320	—		—
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd.	—	—		—	16,096		190,000	16,096		190,077		190,000		77	—		—
	NITC Taiwan Bond	²	National Investment Trust Co., Ltd.	—	—		—	12,127		175,000	12,127		175,156		175,000		156	—		—
	Fuh Hwa Bond Fund	²	Fuh Hwa Investment Trust Co., Ltd.	—	—		—	12,602		172,000	12,602		172,353		172,000		353	—		—
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,449		171,000	11,449		171,193		171,000		193	—		—
	IBT 1699 Bond Fund	²	IBT Asset Management Co., Ltd.	—	—		—	13,383		170,000	13,383		170,333		170,000		333	—		—
	Polaris De-Li Fund	²	Polaris Securities Investment Trust Co., Ltd.	—	—		—	10,042		154,000	10,042		154,298		154,000		298	—		—
	Mega Diamond Bond Fund	²	Mega International Investment Trust Co., Ltd.	—	—		—	12,484		147,000	12,484		147,117		147,000		117	—		—
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	—		—	6,819		105,000	6,819		105,207		105,000		207	—		—

TSMC Global	Agency bonds
	Fnma Pool 257245	Available-for-sale financial assets	—	—	—		—	3,716	US$	3,741	—		—		—		—	3,716	US$	3,593
	Federal Home Ln Bks	²	—	—	9,000	US$	8,977	—		—	9,000	US$	9,002	US$	8,716	US$	286	—		—
	Federal Home Ln Bks	²	—	—	—		—	9,000	US$	8,783	—		—		—		—	9,000	US$	8,917
	Federal Home Ln Bks	²	—	—	9,000	US$	8,939	—		—	9,000	US$	9,003	US$	8,735	US$	268	—		—
	Federal Home Ln Bks	²	—	—	—		—	3,725	US$	3,721	—		—		—		—	3,725	US$	3,739
	Federal Home Ln Bks	²	—	—	5,000	US$	4,965	—		—	5,000	US$	5,003	US$	4,850	US$	153	—		—
	Federal Home Ln Bks	²	—	—	5,000	US$	4,980	—		—	5,000	US$	4,999	US$	4,882	US$	117	—		—
	Federal Home Ln Bks	²	—	—	—		—	7,100	US$	7,204	—		—		—		—	7,100	US$	7,211
	Federal Home Ln Bks	²	—	—	—		—	12,100	US$	12,464	—		—		—		—	12,100	US$	12,317
	Federal Home Ln Mtg	²	—	—	—		—	5,000	US$	5,186	—		—		—		—	5,000	US$	5,091
	Federal Farm Credit Bank	²	—	—	—		—	7,200	US$	7,241	—		—		—		—	7,200	US$	7,279
	Federal Farm Credit Bank	²	—	—	—		—	3,375	US$	3,370	—		—		—		—	3,375	US$	3,358
	Federal Home Ln Mtg Corp	²	—	—	—		—	3,391	US$	3,389	—		—		—		—	3,391	US$	3,272
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Federal Home Ln Mtg Corp	Available-for-sale financial assets	—	—	—	US$	—	3,083	US$	3,170	—	US$	—	US$	—	US$	—	3,083	US$	3,067
	Federal Home Ln Mtg Corp	²	—	—	—		—	3,340	US$	3,336	—		—		—		—	3,340	US$	3,293
	Federal Home Ln Mtg Corp	²	—	—	—		—	3,500	US$	3,494	—		—		—		—	3,500	US$	3,488
	Federal Home Ln Mtg Corp	²	—	—	—		—	7,000	US$	7,572	3,500	US$	3,712	US$	3,786	US$	(74)	3,500	US$	3,700
	Federal Home Ln Mtg Disc Nts	²	—	—	21,900	US$	22,342	—		—	4,900	US$	5,018	US$	4,919	US$	99	17,000	US$	17,227
	Federal Home Loan Banks	²	—	—	21,000	US$	21,500	—		—	4,000	US$	4,111	US$	4,068	US$	43	17,000	US$	17,270
	Federal Natl Mtg Assn	²	—	—	—		—	7,200	US$	7,248	—		—		—		—	7,200	US$	7,207
	Federal Natl Mtg Assn	²	—	—	—		—	3,700	US$	3,700	—		—		—		—	3,700	US$	3,694
	Federal Natl Mtg Assn	²	—	—	—		—	10,000	US$	10,291	6,000	US$	6,138	US$	6,174	US$	(36)	4,000	US$	4,097
	Federal Natl Mtg Assn	²	—	—	5,000	US$	5,169	—		—	5,000	US$	5,196	US$	5,102	US$	94	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	3,500	US$	3,645	—		—		—		—	3,500	US$	3,651
	Federal Natl Mtg Assn	²	—	—	—		—	3,750	US$	4,151	—		—		—		—	3,750	US$	3,996
	Federal Natl Mtg Assoc				—		—	3,450	US$	3,463	—		—		—		—	3,450	US$	3,454
	Federal Natl Mtg Assn Mtn	²	—	—	3,000	US$	2,982	—		—	3,000	US$	3,006	US$	2,909	US$	97	—		—
	Federal Natl Mtg Assn Mtn	²	—	—	3,200	US$	3,171	—		—	3,200	US$	3,201	US$	3,090	US$	111	—		—
	Gnma Pool 646061	²	—	—	—		—	4,173	US$	4,352	—		—		—		—	4,173	US$	2,670

	Corporate bonds
	Depfa Acs Bank	Available-for-sale financial assets	—	—	20,000	US$	20,402	—		—	20,000	US$	20,409	US$	19,984	US$	425	—		—
	Deuyschs Bank Ag London	²	—	—	—		—	2,995	US$	3,041	—		—		—		—	2,995	US$	3,004
	European Invt Bk	²	—	—	—		—	10,600	US$	10,577	10,600	US$	10,461	US$	10,577	US$	(116)	—		—
	European Invt Bk	²	—	—	—		—	7,300	US$	7,277	—		—		—		—	7,300	US$	7,351
	European Invt Bk	²	—	—	—		—	10,600	US$	10,576	10,600	US$	10,676	US$	10,576	US$	100	—		—
	European Invt Bk	²	—	—	—		—	7,200	US$	7,182	—		—		—		—	7,200	US$	7,364
	General Elec Cap Corp Mtn	²	—	—	4,000	US$	3,978	—		—	4,000	US$	4,042	US$	3,893	US$	149	—		—
	General Elec Cap Corp Mtn	²	—	—	3,000	US$	3,047	—		—	3,000	US$	3,070	US$	2,994	US$	76	—		—
	Keycorp Mtn Book Entry	²	—	—	3,050	US$	3,053	—		—	3,050	US$	3,041	US$	3,016	US$	25	—		—
	Kreditanstalt Fur Wiederaufbau	²	—	—	—		—	8,700	US$	8,679	—		—		—		—	8,700	US$	8,762
	Metropolitan Life Golbal Mtn	²	—	—	3,400	US$	3,366	—		—	3,400	US$	3,409	US$	3,325	US$	84	—		—

	Government bonds
	U S Treas Bond Call	Available-for-sale financial assets	—	—	—		—	17,825	US$	17,813	17,825	US$	17,830	US$	17,813	US$	17	—		—
	US Treasury N/B	²	—	—	—		—	31,300	US$	31,414	31,300	US$	31,514	US$	31,413	US$	101	—		—
	US Treasury N/B	²	—	—	—		—	4,200	US$	4,259	4,200	US$	4,260	US$	4,259	US$	1	—		—
	United States Treas Nts	²	—	—	—		—	19,500	US$	19,474	19,500	US$	19,451	US$	19,474	US$	(23)	—		—
	United States Treas Nts	²	—	—	—		—	60,100	US$	60,563	22,300	US$	22,378	US$	22,472	US$	(94)	37,800	US$	37,840
	United States Treas Nts	²	—	—	—		—	20,600	US$	20,562	—		—		—		—	20,600	US$	20,606
	United States Treas Nts	²	—	—	—		—	17,000	US$	16,886	17,000	US$	16,917	US$	16,885	US$	32	—		—
	United States Treas Nts	²	—	—	—		—	67,600	US$	67,804	37,275	US$	37,459	US$	37,356	US$	103	30,325	US$	30,570
	United States Treas Nts	²	—	—	—		—	7,800	US$	7,787	7,800	US$	7,757	US$	7,787	US$	(30)	—		—
	United States Treas Nts	²	—	—	—		—	26,500	US$	26,636	26,500	US$	26,614	US$	26,636	US$	(22)	—		—
	United States Treas Nts	²	—	—	—		—	6,400	US$	6,372	6,400	US$	6,282	US$	6,372	US$	(90)	—		—
	United States Treas Nts	²	—	—	25,900	US$	25,924	—		—	25,900	US$	26,091	US$	25,941	US$	150	—		—
	United States Treas Nts	²	—	—	—		—	6,700	US$	6,753	—		—		—		—	6,700	US$	6,744
	United States Treas Nts	²	—	—	—		—	11,500	US$	11,615	8,000	US$	8,077	US$	8,086	US$	(9)	3,500	US$	3,528
	United States Treas Nts	²	—	—	—		—	53,300	US$	54,114	53,300	US$	54,153	US$	54,114	US$	39	—		—
	United States Treas Nts	²	—	—	—		—	4,000	US$	4,057	4,000	US$	3,969	US$	4,057	US$	(88)	—		—
	United States Treas Nts	²	—	—	5,000	US$	5,070	—		—	5,000	US$	5,077	US$	5,037	US$	40	—		—
	United States Treas Nts	²	—	—	—		—	3,750	US$	3,958	3,750	US$	3,861	US$	3,958	US$	(97)	—		—
	United States Treas Nts	²	—	—	5,500	US$	5,613	—		—	5,500	US$	5,623	US$	5,584	US$	39	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	United States Treas Nts	Available-for-sale financial assets	—	—	6,400	US$	6,500	—	US$	—	6,400	US$	6,594	US$	6,407	US$	187	—	US$	—
	United States Treas Nts	²	—	—	41,900	US$	42,509	—		—	41,900	US$	42,867	US$	41,870	US$	997	—		—
	United States Treas Nts	²	—	—	—		—	4,000	US$	4,200	1,400	US$	1,454	US$	1,470	US$	(16)	2,600	US$	2,708
	United States Treas Nts	²	—	—	—		—	10,266	US$	11,167	—		—		—		—	10,266	US$	11,030
	United States Treas Nts	²	—	—	5,000	US$	5,160	2,000	US$	2,062	7,000	US$	7,308	US$	7,119	US$	189	—		—
	United States Treas Nts	²	—	—	—		—	10,000	US$	10,525	10,000	US$	10,489	US$	10,525	US$	(36)	—		—
	United States Treas Nts	²	—	—	3,250	US$	3,359	—		—	3,250	US$	3,347	US$	3,298	US$	49	—		—
	United States Treas Nts	²	—	—	7,500	US$	7,758	—		—	7,500	US$	7,855	US$	7,742	US$	113	—		—
	United States Treas Nts	²	—	—	9,500	US$	9,735	—		—	9,500	US$	9,757	US$	9,479	US$	278	—		—
	United States Treas Nts	²	—	—	—		—	11,250	US$	12,259	11,250	US$	12,038	US$	12,259	US$	(221)	—		—

	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	592,180	US$	592,180	524,094	US$	524,094	1,092,674	US$	1,092,674	US$	1,092,674		—	23,600	US$	23,600

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings of equity method investees.	(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

The Company	Fab	January 16, 2008 to January 19, 2008	$4,045,220	By the construction progress	Tasa Construction Corporation, Fu Tsu Construction, and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Investees
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

			Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

The Company	TSMC North America	Subsidiary	Sales	$156,727,226	59	Net 30 days after invoice date	—	—	$26,903,610	54
	GUC	Investee with a controlling financial interest	Sales	1,167,490	—	Net 30 days after monthly closing	—	—	352,213	1
	WaferTech	Indirect subsidiary	Purchases	6,776,756	21	Net 30 days after monthly closing	—	—	(800,324)	8
	TSMC Shanghai	Subsidiary	Purchases	3,882,284	12	Net 30 days after monthly closing	—	—	(370,154)	4
	SSMC	Investee accounted for using equity method	Purchases	3,624,887	11	Net 30 days after monthly closing	—	—	(574,010)	6
	VIS	Investee accounted for using equity method	Purchases	2,584,615	8	Net 30 days after monthly closing	—	—	(668,215)	7

GUC	TSMC North America	Same parent company	Purchases	1,408,376	43	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(199,333)	21

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	1,656,957	78	Net 45 days after shipping	—	—	344,020	73

Note:	The sales prices and payment terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices and terms are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Investees
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts

The Company	TSMC North America	Subsidiary	$26,922,595	47	$10,356,238	—	$11,757,118	$—
	GUC	Investee with a controlling financial interest	352,213	50	26	—	206,535	—
	TSMC Shanghai	Subsidiary	115,766	(Note 2)	—	—	—	—

XinTec	OmniVision	Parent company of director (represented for XinTec)	344,020	64	13,312	—	170,553	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of September 30, 2008				Net Income		Earnings
				September 30, 2008		December 31, 2007				Carrying Value		(Losses) of the Investee		(Losses) (Note)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
Investor Company	Investee Company	Location	Main Businesses and Products	Currencies in Thousands)		Currencies in Thousands)		Shares (in Thousands)	Percentage of Ownership	Currencies in Thousands)		Currencies in Thousands)		Currencies in Thousands)	Note

The Company	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$44,368,847		$573,758	$573,758	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,445,780		31,445,780	987,968	100		29,252,586		2,227,902	2,227,902	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,047,681		13,047,681	628,223	37		10,151,846		1,567,647	174,841	Investee accounted for using equity method
	TSMC Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		7,308,098		(1,742,301)	(1,739,461)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		8,840,895	463	39		6,761,630		2,519,704	829,590	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities		10,350		10,350	300	100		3,667,050		(991,686)	(991,686)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,390,713		151,659	151,659	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	92,620	42		1,445,512		35,336	(30,820)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,333,628		973,459	—	98		1,208,584		(55,665)	(54,552)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,424		1,095,622	—	98		1,016,435		(68,413)	(67,044)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	44,904	36		891,783		583,637	211,514	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		991,968		1,019,042	—	99		418,709		(16,438)	(16,355)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		116,484		4,064	4,064	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing activities		15,749		15,749	—	100		116,122		30,890	30,890	Subsidiary
	TSMC Korea	Seoul, Korea	Marketing activities		13,656		13,656	80	100		14,940		2,597	2,597	Subsidiary

TSMC International	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	8,721	7,598	97	US$	8,937	US$	(302)	N/A	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	41,027	US$	43,048	42,320	97	US$	36,681	US$	318	N/A	Subsidiary
	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	—	100	US$	692,372	US$	18,287	N/A	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	—	100	US$	8,265	US$	1,673	N/A	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	430,000	—	100	US$	208,925	US$	31,456	N/A	Subsidiary

TSMC Partners	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	69,963	US$	3,453	N/A	Investee accounted for using equity method
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,849	US$	163	N/A	Subsidiary

VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	90	US$	124,128	US$	3,263	N/A	Subsidiary
(Continued)

														Equity in the
				Original Investment Amount				Balance as of September 30, 2008				Net Income		Earnings
				September 30, 2008		December 31, 2007				Carrying Value		(Losses) of the Investee		(Losses) (Note)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
Investor Company	Investee Company	Location	Main Businesses and Products	Currencies in Thousands)		Currencies in Thousands)		Shares (in Thousands)	Percentage of Ownership	Currencies in Thousands)		Currencies in Thousands)		Currencies in Thousands)	Note

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,492	US$	(407)	N/A	Subsidiary
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments		—		—	4,500	48	US$	1,205	US$	(1,016)	N/A	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	600	US$	600	—	100	US$	538	US$	(62)	N/A	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	68		—		—	N/A	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	24		—		—	N/A	Subsidiary

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	500	US$	100	500	100		$22,645		$1,727	N/A	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	10,000	1	100		10,568		986	N/A	Subsidiary
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	50		—	—	100		2,403		92	N/A	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	8		—		—	N/A	Subsidiary
(Concluded)

Note:	Equity in earnings/losses of investees excludes the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
				from Taiwan as			from Taiwan as				Inward
		Total Amount of		of	Investment Flows		of		Equity in the	Carrying Value	Remittance of
		Paid-in Capital		January 1, 2008	Outflow		September 30,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		2008 (US$ in	Percentage of	(Losses)	September 30,	September 30,
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	2008	2008

TSMC Shanghai	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(1,739,461)	$7,308,098	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of September 30, 2008	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC Shanghai.

Note 2:	Amount was recognized based on the reviewed financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries
Consolidated Financial Statements for the
Nine Months Ended September 30, 2008 and 2007 and
Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of September 30, 2008 and 2007, and the related consolidated statements of income and cash flows for the nine months then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.
We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
As discussed in Note 3 to the consolidated financial statements, effective January 1, 2008, Taiwan Semiconductor Manufacturing Company Limited and subsidiaries adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued by the Accounting Research and Development Foundation of the Republic of China and relevant requirements promulgated by the Financial Supervisory Commission of the Executive Yuan.
October 9, 2008
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Par Value)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$112,445,510	20	$98,327,915	17
Financial assets at fair value through profit or loss (Notes 2, 5 and 25)	30,385	—	2,288,638	—
Available-for-sale financial assets (Notes 2, 6 and 25)	40,630,326	7	63,607,633	11
Held-to-maturity financial assets (Notes 2,7 and 25)	5,063,096	1	12,168,201	2
Receivables from related parties (Note 26)	1,498	—	4,261	—
Notes and accounts receivable	51,704,847	10	47,056,841	8
Allowance for doubtful receivables (Notes 2 and 8)	(695,474)	—	(704,629)	—
Allowance for sales returns and others (Notes 2 and 8)	(5,677,508)	(1)	(3,999,155)	(1)
Other receivables from related parties (Note 26)	150,408	—	313,101	—
Other financial assets (Note 27)	1,738,559	—	1,670,332	1
Inventories, net (Notes 2 and 9)	21,817,238	4	24,532,167	4
Deferred income tax assets (Notes 2 and 19)	3,198,007	1	3,271,052	1
Prepaid expenses and other current assets	1,942,267	—	1,519,648	—

Total current assets	232,349,159	42	250,056,005	43

LONG-TERM INVESTMENTS (Notes 2, 6, 7, 10, 11 and 25)
Investments accounted for using equity method	19,200,105	3	21,770,013	3
Available-for-sale financial assets	4,645,724	1	4,138,197	1
Held-to-maturity financial assets	14,039,087	3	16,167,443	3
Financial assets carried at cost	3,988,976	1	3,914,954	1

Total long-term investments	41,873,892	8	45,990,607	8

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 12 and 27)
Cost
Land and land improvements	934,922	—	948,001	—
Buildings	130,965,521	24	117,323,692	20
Machinery and equipment	693,125,037	126	634,312,621	108
Office equipment	12,208,581	2	11,661,473	2
Leased assets	706,900	—	638,786	—

	837,940,961	152	764,884,573	130
Accumulated depreciation	(597,523,587)	(108)	(521,613,239)	(89)
Advance payments and construction in progress	11,877,532	2	21,965,009	4

Net property, plant and equipment	252,294,906	46	265,236,343	45

INTANGIBLE ASSETS
Goodwill (Note 2)	5,944,941	1	6,005,297	1
Deferred charges, net (Notes 2 and 13)	7,169,827	1	5,802,760	1

Total intangible assets	13,114,768	2	11,808,057	2

OTHER ASSETS
Deferred income tax assets (Notes 2 and 19)	7,562,573	1	10,489,658	2
Refundable deposits	2,712,441	1	2,729,259	—
Others (Note 2)	91,402	—	97,334	—

Total other assets	10,366,416	2	13,316,251	2

TOTAL	$549,999,141	100	$586,407,263	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 14)	$—	—	$97,860	—
Financial liabilities at fair value through profit or loss (Notes 2, 5 and 25)	319,604	—	130,830	—
Accounts payable	8,407,378	2	10,926,705	2
Payables to related parties (Note 26)	1,263,512	—	1,565,379	—
Income tax payable (Notes 2 and 19)	9,137,982	2	7,492,944	1
Bonuses payable to employees, directors and supervisors (Notes 3 and 21)	13,457,491	2	—	—
Payables to contractors and equipment suppliers	8,081,877	1	11,744,553	2
Accrued expenses and other current liabilities (Notes 17 and 29)	13,208,823	2	14,153,434	3
Current portion of long-term liabilities (Notes 15, 16 and 27)	8,257,933	2	4,781,509	1

Total current liabilities	62,134,600	11	50,893,214	9

LONG-TERM LIABILITIES
Bonds payable (Note 15)	4,500,000	1	12,500,000	2
Long-term bank loans (Notes 16 and 27)	1,547,240	—	1,539,001	—
Other long-term payables (Notes 17 and 29)	9,467,559	2	8,766,544	2
Obligations under capital leases (Note 2)	706,900	—	638,786	—

Total long-term liabilities	16,221,699	3	23,444,331	4

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 18)	3,702,144	1	3,630,090	1
Guarantee deposits (Note 29)	1,624,231	—	2,564,396	—
Deferred credits (Notes 2 and 26)	432,134	—	1,190,936	—
Others	61,065	—	65,711	—

Total other liabilities	5,819,574	1	7,451,133	1

Total liabilities	84,175,873	15	81,788,678	14

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock — $10 par value (Notes 21 and 23)
Authorized: 28,050,000 thousand shares
Issued: 25,904,166 thousand shares in 2008
26,426,202 thousand shares in 2007	259,041,660	47	264,262,018	45

Capital surplus (Notes 2 and 21)	50,463,438	9	53,713,165	9

Retained earning (Note 21)
Appropriated as legal capital reserve	67,324,393	12	56,406,684	9
Appropriated as special capital reserve	391,857	—	629,550	—
Unappropriated earnings	103,062,463	19	127,343,560	22

	170,778,713	31	184,379,794	31

Others (Notes 2, 23 and 25)
Cumulative translation adjustments	(1,584,029)	—	(690,056)	—
Unrealized gain/loss on financial instruments	(124,039)	—	528,024	—
Treasury stock: 278,875 thousand shares in 2008
34,096 thousand shares in 2007	(16,499,990)	(3)	(918,075)	—

	(18,208,058)	(3)	(1,080,107)	—

Equity attributable to shareholders of the parent	462,075,753	84	501,274,870	85

MINORITY INTEREST (Note 2)	3,747,515	1	3,343,715	1

Total shareholders’ equity	465,823,268	85	504,618,585	86

TOTAL	$549,999,141	100	$586,407,263	100

The accompanying notes are an integral part of the consolidated financial statements.
(With Deloitte & Touche review report dated October 9, 2008)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%

GROSS SALES (Notes 2 and 26)	$274,538,509		$232,680,424

SALES RETURNS AND ALLOWANCES (Notes 2 and 8)	5,943,249		3,909,616

NET SALES	268,595,260	100	228,770,808	100

COST OF SALES (Notes 20 and 26)	147,041,060	55	131,256,118	57

GROSS PROFIT	121,554,200	45	97,514,690	43

OPERATING EXPENSES (Notes 20 and 26)
Research and development	16,654,551	6	12,934,026	6
General and administrative	8,811,573	3	6,925,391	3
Marketing	3,674,339	1	2,691,098	1

Total operating expenses	29,140,463	10	22,550,515	10

INCOME FROM OPERATIONS	92,413,737	35	74,964,175	33

NON-OPERATING INCOMES AND GAINS
Interest income	4,042,397	2	4,235,773	2
Technical service income (Notes 26 and 29)	1,091,366	1	438,523	—
Equity in earnings of equity method investees, net (Notes 2 and 10)	1,042,002	—	1,631,288	1
Gain on settlement and disposal of financial assets, net (Notes 2 and 25)	688,186	—	487,587	—
Settlement income (Note 29)	456,195	—	491,385	—
Foreign exchange gain, net (Note 2)	235,547	—	235,449	—
Gain on disposal of property, plant and equipment and other assets (Notes 2 and 26)	85,059	—	54,629	—
Subsidy income (Note 2)	6,828	—	360,843	—
Valuation gain on financial instruments, net (Notes 2, 5 and 25)	—	—	526,585	—
Others (Note 26)	465,849	—	675,061	1

Total non-operating incomes and gains	8,113,429	3	9,137,123	4

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)
(Reviewed, Not Audited)

	2008		2007
	Amount	%	Amount	%

NON-OPERATING EXPENSES AND LOSSES
Loss on impairment of financial assets (Notes 2 and 25)	$1,048,063	1	$56,647	—
Interest expense	460,024	—	639,870	—
Loss on idle assets (Note 2)	210,477	—	—	—
Valuation loss on financial instruments, net (Notes 2, 5 and 25)	139,202	—	—	—
Provision for litigation loss (Note 29h)	99,126	—	1,008,635	1
Loss on disposal of property, plant and equipment (Note 2)	—	—	6,115	—
Others	191,665	—	79,584	—

Total non-operating expenses and losses	2,148,557	1	1,790,851	1

INCOME BEFORE INCOME TAX	98,378,609	37	82,310,447	36

INCOME TAX EXPENSE (Notes 2 and 19)	10,496,985	4	7,101,660	3

NET INCOME	$87,881,624	33	$75,208,787	33

ATTRIBUTABLE TO:
Shareholders of the parent	$87,487,392	33	$74,692,316	33
Minority interest	394,232	—	516,471	—

	$87,881,624	33	$75,208,787	33

	2008		2007
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax

CONSOLIDATED EARNINGS PER SHARE (NT$, Note 24)
Basic earnings per share	$3.77	$3.36	$3.04	$2.78

Diluted earnings per share	$3.75	$3.34	$3.04	$2.77

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 9, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$87,487,392	$74,692,316
Net income attributable to minority interest	394,232	516,471
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	60,551,367	59,723,935
Amortization of premium/discount of financial assets	(74,497)	(90,347)
Loss on impairment of financial assets	1,048,063	56,647
Gain on disposal of available-for-sale financial assets, net	(647,722)	(345,542)
Gain on disposal of financial assets carried at cost, net	(40,464)	(141,974)
Equity in earnings of equity method investees, net	(1,042,002)	(1,631,288)
Dividends received from equity method investees	1,646,123	625,130
Gain on disposal of property, plant and equipment and other assets, net	(85,059)	(48,514)
Loss on idle assets	210,477	—
Deferred income tax	2,125,037	66,761
Net changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets and liabilities at fair value through profit or loss	1,672,293	(961,818)
Receivables from related parties	9,387	636,091
Notes and accounts receivable	(4,500,721)	(11,986,891)
Allowance for doubtful receivables	(6,333)	(45,304)
Allowance for sales returns and others	1,588,473	1,115,397
Other receivables from related parties	93,212	(56,238)
Other financial assets	(223,032)	687,183
Inventories	2,045,022	(2,896,013)
Prepaid expenses and other current assets	(596,334)	141,293
Increase (decrease) in:
Accounts payable	(3,167,504)	2,570,108
Payables to related parties	(239,864)	(313,728)
Income tax payable	(1,988,146)	(453,529)
Bonuses payable to employees, directors and supervisors	13,457,491	—
Accrued expenses and other current liabilities	(745,785)	1,992,633
Accrued pension cost	36,622	90,030
Deferred credits	(758,108)	64,618

Net cash provided by operating activities	158,249,620	124,007,427

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	(60,210,961)	(55,071,877)
Held-to-maturity financial assets	(8,527,196)	—
Investments accounted for using equity method	(55,220)	(5,809,874)
Financial assets carried at cost	(389,722)	(807,998)
Property, plant and equipment	(47,965,009)	(64,220,124)
(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007

Proceeds from disposal or redemption of:
Available-for-sale financial assets	$81,009,121	$62,353,374
Held-to-maturity financial assets	9,773,000	9,200,400
Financial assets carried at cost	126,400	269,109
Property, plant and equipment and other assets	171,190	26,409
Increase in deferred charges	(2,396,280)	(2,223,176)
Decrease (increase) in refundable deposits	65,328	(1,386,385)
Net cash paid for acquisition of subsidiaries	—	(386,932)
Decrease (increase) in other assets	(1,130)	29,487
Capital distribution from equity method investees	2,345,867	—

Net cash used in investing activities	(26,054,612)	(58,027,587)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term bank loans	—	8,140
Proceeds from long-term bank loans	96,510	363,000
Repayments of:
Long-term bank loans	(288,507)	(93,171)
Bonds payable	—	(2,500,000)
Decrease in guarantee deposits	(618,778)	(1,252,744)
Cash dividends	(76,779,032)	(77,387,302)
Cash bonus paid to employees	(3,939,883)	(4,572,798)
Bonus to directors and supervisors	(176,890)	(285,800)
Proceeds from exercise of employee stock options	222,552	401,786
Increase (decrease) in minority interest	(130,326)	17,353
Repurchase of treasury stock	(33,480,997)	—

Net cash used in financing activities	(115,095,351)	(85,301,536)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	17,099,657	(19,321,696)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	359,365	(187,581)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	94,986,488	117,837,192

CASH AND CASH EQUIVALENTS, END OF PERIOD	$112,445,510	$98,327,915

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$604,599	$635,416

Income tax paid	$10,400,208	$7,534,342

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(In Thousands of New Taiwan Dollars)
(Reviewed, Not Audited)

	2008	2007

INVESTING AND FINANCING ACTIVITIES AFFECTING BOTH CASH AND NON-CASH ITEMS
Acquisition of property, plant and equipment	$49,803,703	$64,888,968
Increase in payables to contractors and equipment suppliers	(1,825,145)	(668,844)
Increase in obligations under capital leases	(13,549)	—

Cash paid	$47,965,009	$64,220,124

Repurchase of treasury stock	$30,427,413	$—
Decrease in accrued expenses and other current liabilities	3,053,584	—

Cash paid	$33,480,997	$—

NON-CASH FINANCING ACTIVITIES
Current portion of long-term liabilities	$8,257,933	$4,781,509

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$1,901,323	$1,488,860

The Company acquired controlling interests in XinTec Inc. (XinTec) and in Mutual-Pak Technology Co., Ltd. (Mutual-Pak) in March 2007 and July 2007, respectively, and consolidated the revenue/income and expenses/losses of these two subsidiaries from the respective acquisition dates. Fair values of assets acquired and liabilities assumed at acquisition were as follows:

Current assets	$3,104,664
Property, plant and equipment	2,338,317
Other assets	434,932
Current liabilities	(1,937,079)
Long-term liabilities	(701,855)

Net amount	$3,238,979

Purchase price for XinTec and Mutual-Pak	$1,398,741
Less: Cash balance of XinTec and Mutual-Pak at acquisition	(1,011,809)

Net cash paid for acquisition of XinTec and Mutual-Pak	$386,932

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche review report dated October 9, 2008)	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)
(Reviewed, Not Audited)

1.	GENERAL
Taiwan Semiconductor Manufacturing Company, Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987 as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

TSMC is a dedicated foundry in the semiconductor industry which engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of September 30, 2008 and 2007, TSMC and its subsidiaries had 25,318 and 25,007 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Significant accounting policies are summarized as follows:
Principles of Consolidation

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but over which TSMC has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.

The consolidated entities were as follows:

		Percentage of Ownership
		September 30
Name of Investor	Name of Investee	2008	2007	Remark

TSMC	TSMC North America	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	100%	100%	—
	TSMC Korea Limited (TSMC Korea)	100%	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC Europe)	100%	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	100%	—
	TSMC Global Ltd. (TSMC Global)	100%	100%	—
	TSMC (Shanghai) Company Limited (TSMC Shanghai)	100%	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	—	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng as of September 30, 2007. In July 2008, Chi Cherng was merged by Hsin Ruey.
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	—	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey as of September 30, 2007. In August 2008, Hsin Ruey was merged by TSMC.
	VentureTech Alliance Fund III, L.P. (VTAF III)	98%	98%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	98%	—
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	99.5%	—
	Global Unichip Corporation (GUC)	36%	37%	GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has a controlling interest over the financial, operating and personnel hiring decisions of GUC.
	XinTec Inc. (XinTec)	42%	43%	TSMC obtained three out of five director positions in March 2007 and TSMC has a controlling interest in XinTec.
	TSMC Partners, Ltd. (TSMC Partners)	100%	100%	—

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	97%	97%	—

TSMC Development	WaferTech, LLC (WaferTech)	99.996%	99.996%	—

VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	51%	45%	—
	Growth Fund Limited (Growth Fund)	100%	—	Newly established.

VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	100%	—	Newly established.
(Continued)

		Percentage of Ownership
		September 30
Name of Investor	Name of Investee	2008	2007	Remark

GUC	Global Unichip Corporation-NA (GUC-NA)	100%	100%	—
	Global Unichip Japan Co., Ltd. (GUC-Japan)	100%	100%	—
	Global Unichip Europe B.V. (GUC-Europe)	100%	—	Newly established.

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	100%	100%	—
(Concluded)
The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of September 30, 2008:
TSMC North America is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC Japan, TSMC Korea and TSMC Europe are engaged mainly in marketing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Global, TSMC Partners and TSMC Development are engaged in investing activities. TSMC Shanghai is engaged in the manufacturing and selling of integrated circuits pursuant to the orders from and product design specifications provided by customers. Emerging Alliance, VTAF II, VTAF III, VTA Holdings, ISDF, ISDF II, and Growth Fund are engaged in investing in new start-up technology companies. TSMC Canada and TSMC Technology are engaged mainly in engineering support activities. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA, GUC-Japan, and GUC-Europe are engaged in providing products consulting in North America, Japan, and Europe, respectively. XinTec is engaged in the provision of wafer packaging service. Mutual-Pak is engaged in the manufacturing and selling of electronic parts, and researching, developing and testing of RFID.

Chi Cherng and Hsin Ruey, both 100% owned subsidiaries of TSMC, were engaged in investing activities. To simplify the organization structure of investment, TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008.

TSMC together with its subsidiaries are hereinafter referred to collectively as the “Company”.

Minority interests in the aforementioned subsidiaries are presented as a separate component of shareholders’ equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets held for trading purposes and assets expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations incurred for trading purposes and obligations expected to be settled within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents

Repurchase agreements collateralized by government bonds, asset-backed commercial papers and agency notes acquired with maturities of less than three months from the date of purchase are classified as cash equivalents. The carrying amount approximates fair value.
Financial Assets/Liabilities at Fair Value Through Profit or Loss

Derivatives that do not meet the criteria for hedge accounting and financial assets acquired principally for the purpose of selling them in the near term are initially recognized at fair value, with transaction costs expensed as incurred. The derivatives and financial assets are remeasured at fair value subsequently with changes in fair value recognized in earnings. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Publicly traded stocks — closing prices at the end of the period; derivatives — using valuation techniques incorporating estimates and assumptions that are consistent with prevailing market conditions. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.
Available-for-sale Financial Assets

Investments designated as available-for-sale financial assets include debt securities and equity securities. Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of shareholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

Fair value is determined as follows: Structured time deposits — using valuation techniques; open-end mutual funds and money market funds — net asset values at the end of the period; publicly traded stocks — closing prices at the end of the period; and other debt securities - average of bid and asked prices at the end of the period.

Cash dividends are recognized as investment income upon resolution of shareholders of an investee but are accounted for as a reduction to the original cost of investment if such dividends are declared on the earnings of the investee attributable to the period prior to the purchase of the investment. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income. The cost per share is recalculated based on the new total number of shares.

Any difference between the initial carrying amount of a debt security and the amount due at maturity is amortized using the effective interest method, with the amortization recognized in earnings.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to shareholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.
Held-to-maturity Financial Assets

Debt securities for which the Company has a positive intention and ability to hold to maturity are categorized as held-to-maturity financial assets and are carried at amortized cost under the effective interest method except for structured time deposits which are carried at acquisition cost. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains or losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using settlement date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.
Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of notes and accounts receivable. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding notes and accounts receivable and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, the rewards of ownership and significant risk of the goods has been transferred to the buyer; price is fixed or determinable, and collectibility is reasonably assured. Provisions for estimated sales returns and others are recorded in the period the related revenue is recognized, based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales prices are determined using fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, fair value of the receivables is equivalent to the nominal amount of the cash to be received.
Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for work in process and finished goods. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Period-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Investments Accounted for Using Equity Method

Investments in companies wherein the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. Effective January 1, 2006, pursuant to the revised Statement of Financial Accounting Standards No. 5, “Long-term Investments Accounted for Using the Equity Method”, the cost of an investment shall be analyzed and the cost of investment in excess of the fair value of identifiable net assets acquired, representing goodwill, shall not be amortized. If the fair value of identifiable net assets acquired exceeds the cost of investment, the excess shall be proportionately allocated as reductions to fair values of non-current assets (except for financial assets other than investments accounted for using the equity method and deferred income tax assets). When an indication of impairment is identified, the carrying amount of the investment is reduced, with the related impairment loss recognized in earnings.

When the Company subscribes for additional investee’s shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Gains or losses on sales from the Company to equity method investees or from equity method investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until such gains or losses are realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, differences will result from the translation of the investee’s financial statements into the reporting currency of the Company. Such differences are charged or credited to cumulative translation adjustments, a separate component of shareholders’ equity.
Financial Assets Carried at Cost

Investments for which the Company does not exercise significant influence and that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, such as non-publicly traded stocks and mutual funds, are carried at their original cost. The costs of non-publicly traded stocks and mutual funds are determined using the weighted-average method. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash and stock dividends arising from available-for-sale financial assets.
Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as obligations under capital leases. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 20 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.

Upon sale or disposal of property, plant and equipment and assets leased to others, the related cost and accumulated depreciation are deducted from the corresponding accounts, with any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

When property, plant and equipment are determined to be idle or useless, they are transferred to idle assets at the lower of the net realizable value or carrying amount. Depreciation on the idle assets is provided continuously, and the idle assets are tested for impairment on a periodical basis.
Intangible Assets

Goodwill represents the excess of the consideration paid for acquisition over the fair value of identifiable net assets acquired. Prior to January 1, 2006, goodwill was amortized using the straight-line method over the estimated life of 10 years. Effective January 1, 2006, pursuant to the newly revised Statement of Financial Accounting Standards No. 25, “Business Combinations — Accounting Treatment under Purchase Method”, goodwill is no longer amortized and instead is tested for impairment annually. If an event occurs or circumstances change which indicated that the fair value of goodwill is more likely than not below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized over the following periods: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the previously recognized impairment loss would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Expenditures related to research activities and those related to development activities that do not meet the criteria for capitalization are charged to expenses when incurred.
Pension Costs

For employees who participate in defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods. For employees who participate in defined benefit pension plans, pension costs are recorded based on actuarial calculations.
Government Subsidies

Income-related subsidies from governments are recognized in earnings when the requirements for subsidies are met.
Income Tax

The Company applies an inter-period allocation for its income tax whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training expenditures, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current period’s tax provision.

Income tax on unappropriated earnings (excluding earnings from foreign consolidated subsidiaries) at a rate of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
Stock-based Compensation

Employee stock options that were granted or modified in the period from January 1, 2004 to December 31, 2007 are accounted for by the interpretations issued by the Accounting Research and Development Foundation of the Republic of China. The Company adopted the intrinsic value method and any compensation cost determined using this method is recognized in earnings over the employee vesting period. Employee stock option plans that were granted or modified after December 31, 2007 are accounted for using fair value method in accordance with Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”. The Company did not grant or modify employee stock options since January 1, 2008.
Treasury Stock

Treasury stock is stated at cost and shown as a deduction in shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount.

TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from investments accounted for using equity method to treasury stock. The gains resulted from disposal of the treasury stock held by subsidiaries and cash dividends received by subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings.

At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.
Translation of Foreign-currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — spot rates at period-end; shareholders’ equity — historical rates; income and expenses — average rates during the period. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.
Recent Accounting Pronouncements

The Accounting Research and Development Foundation (ARDF) of the R.O.C. revised Statement of Financial Accounting Standards No. 10, “Accounting for Inventories” (SFAS No. 10) in November 2007, which requires inventories to be stated at the lower of cost or net realizable value item by item. Inventories are recorded by the specific identification method, first-in, first-out method or weighted average method. The last-in, first-out method is no longer permitted. The revised SFAS No. 10 should be applied to financial statements for the fiscal years beginning on or after January 1, 2009. Early adoption is permitted.

Reclassification

Certain accounts in the consolidated financial statements as of and for the nine months ended September 30, 2007 have been reclassified to be consistent with the consolidated financial statements as of and for the nine months ended September 30, 2008.

3.	ACCOUNTING CHANGES
Effective January 1, 2008, the Company adopted Interpretation 2007-052, “Accounting for Bonuses to Employees, Directors and Supervisors” issued in March 2007 by the ARDF, which requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than as an appropriation of earnings. The adoption of this interpretation resulted in a decrease in net income and earnings per share (after income tax) of NT$11,199,865 thousand and NT$0.43, respectively, for the nine months ended September 30, 2008.

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 39, “Accounting for Share-based Payment”, which requires companies to record share-based payment transactions in the financial statements at fair value. Such a change in accounting principle did not have any effect on the Company’s consolidated financial statements as of and for the nine months ended September 30, 2008.

4.	CASH AND CASH EQUIVALENTS

	September 30
	2008	2007

Cash and deposits in bank	$105,455,122	$65,910,081
Repurchase agreements collateralized by government bonds	6,990,388	31,354,207
Asset-backed commercial papers	—	596,823
Agency notes	—	466,804

	$112,445,510	$98,327,915

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	September 30
	2008	2007
Trading financial assets

Publicly traded stocks	$17,153	$1,921,437
Forward exchange contracts	13,232	756
Cross currency swap contracts	—	366,445

	$30,385	$2,288,638

Trading financial liabilities

Forward exchange contracts	$141,024	$127,590
Cross currency swap contracts	178,580	3,240

	$319,604	$130,830

The Company entered into derivative contracts during the nine months ended September 30, 2008 and 2007 to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for its derivative contracts.
Outstanding forward contracts consisted of the following:

Contract Amount
	Maturity Date	(in Thousands)
September 30, 2008

Sell EUR/buy NT$	October 2008	EUR15,000/NT$691,465
Sell EUR/buy US$	October 2008	EUR7,000/US$10,175
Sell US$/buy NT$	October 2008 to December 2008	US$576,000/NT$18,401,729
Sell US$/buy JPY	October 2008	US$109/JPY12,000
Sell RMB/buy US$	October 2008 to December 2008	RMB99,059/US$14,500

September 30, 2007

Sell EUR/buy NT$	October 2007 to July 2008	EUR70,040/NT$3,085,475
Sell US$/buy NT$	October 2007	US$2,000/NT$65,836
Sell US$/buy JPY	October 2007	US$104/JPY12,000
Outstanding cross currency swap contracts consisted of the following:

		Range of	Range of
	Contract Amount	Interest Rates	Interest Rates
Maturity Date	(in Thousands)	Paid	Received

September 30, 2008

October 2008 to November 2008	US$536,000/NT$17,080,480	2.48%—14.00%	0.00%—2.40%

September 30, 2007

October 2007 to November 2007	US$930,000/NT$30,728,500	3.76%—5.80%	1.60%—3.69%
For the nine months ended September 30, 2008 and 2007, net losses and gains arising from financial assets/liabilities at fair value through profit or loss were NT$139,202 thousand and NT$526,585 thousand, respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	September 30
	2008	2007

Open-end mutual funds	$14,146,296	$15,403,622
Agency bonds	8,995,524	13,479,113
Corporate bonds	8,860,920	15,086,321
Structured time deposits	4,645,724	498,587
Corporate issued asset-backed securities	3,864,931	8,957,212
Government bonds	3,631,519	12,769,875
(Continued)

	September 30
	2008	2007

Money market funds	$758,253	$1,066,088
Publicly traded stocks	372,883	158,342
Corporate issued notes	—	326,670

	45,276,050	67,745,830
Current portion	(40,630,326)	(63,607,633)

	$4,645,724	$4,138,197

(Concluded)
Structured time deposits categorized as available-for-sale financial assets consisted of the following:

	Principal	Carrying
	Amount	Amount	Interest Rate	Maturity Date
September 30, 2008

Step-up callable deposits
Domestic deposits	$4,000,000	$4,003,970	2.71%-2.80%	September 2011
Foreign deposits	642,600	641,754	4.20%	August 2011

	$4,642,600	$4,645,724

September 30, 2007

Step-up callable deposits
Domestic deposits	$500,000	$498,587	1.76%	March 2008

As of September 30, 2008, the principal of the deposits that resided in banks located in Hong Kong amounted to US$20,000 thousand. As of September 30, 2007, no structured time deposit resided in banks located in foreign countries.

The interest rate of the step-up callable deposits is pre-determined by the Company and the banks.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	September 30
	2008	2007

Corporate bonds	$12,758,843	$11,540,506
Structured time deposits	4,142,600	8,726,720
Government bonds	2,200,740	8,068,418

	19,102,183	28,335,644
Current portion	(5,063,096)	(12,168,201)

	$14,039,087	$16,167,443

Structured time deposits categorized as held-to-maturity financial assets consisted of the following:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
September 30, 2008

Step-up callable deposits
Domestic deposits	$3,500,000	$12,287	1.83%-2.90%	October 2008 to September 2011
Foreign deposits	642,600	1,954	4.21%	September 2011

	$4,142,600	$14,241

September 30, 2007

Step-up callable deposits
Domestic deposits	$3,500,000	$13,340	1.69%-1.83%	October 2007 to October 2008
Callable range accrual deposits
Domestic deposits	3,266,700	14,265	(See below)	October 2009 to December 2009
Foreign deposits	1,960,020	6,016	(See below)	October 2009 to December 2009

	$8,726,720	$33,621

The amount of interest earned from the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the contracts, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate ranging between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.

As of September 30, 2008, the principal of the deposits that resided in banks located in Hong Kong amounted to US$20,000 thousand. As of September 30, 2007, the principal of the deposits that resided in banks located in Hong Kong and Singapore amounted to US$40,000 thousand and US$20,000 thousand, respectively.

8.	ALLOWANCES FOR DOUBTFUL RECEIVABLES, SALES RETURNS AND OTHERS
Movements of the allowance for doubtful receivables were as follows:

	Nine Months Ended
	September 30
	2008	2007

Balance, beginning of period	$701,807	$749,888
Provision	5,135	2,941
Write-off	(11,468)	(48,245)
Effect of inclusion of newly consolidated subsidiaries	—	45

Balance, end of period	$695,474	$704,629

Movements of the allowance for sales returns and others were as follows:

	Nine Months Ended
	September 30
	2008	2007

Balance, beginning of period	$4,089,035	$2,870,802
Provision	5,943,249	3,909,616
Write-off	(4,354,776)	(2,781,263)

Balance, end of period	$5,677,508	$3,999,155

9.	INVENTORIES

	September 30
	2008	2007

Finished goods	$5,132,112	$4,001,959
Work in process	15,684,218	18,628,916
Raw materials	1,231,880	1,932,257
Supplies and spare parts	1,158,930	1,079,541

	23,207,140	25,642,673
Allowance for losses	(1,389,902)	(1,110,506)

	$21,817,238	$24,532,167

10.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	September 30
	2008		2007
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship

Vanguard International Semiconductor Corporation (VIS)	$10,151,846	37	$10,951,250	37
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	6,761,630	39	8,674,862	39
VisEra Holding Company (VisEra Holding)	2,247,897	49	2,143,901	49
Aiconn Technology Corporation (Aiconn)	38,732	48	—	—

	$19,200,105		$21,770,013

In August 2007, the Company acquired additional 169,600 thousand shares in VIS for NT$4,927,865 thousand. After the acquisition, the Company’s percentage of ownership in VIS increased from 27% to 37%.

For the nine months ended September 30, 2008 and 2007, net equity in earnings of NT$1,042,002 thousand and NT$1,631,288 thousand was recognized, respectively. The related equity in earnings of equity method was determined based on the reviewed financial statements of the investees for the same periods as the Company.

As of September 30, 2008 and 2007, fair values of publicly traded stocks in investments accounted for using equity method (VIS) was NT$7,318,803 thousand and NT$18,283,297 thousand, respectively.

Movements of the difference between the cost of investment and the Company’s share in investees’ net assets allocated to depreciable assets were as follows:

	Nine Months Ended
	September 30
	2008	2007

Balance, beginning of period	$2,589,742	$952,159
Additions	—	2,743,000
Amortization	(449,341)	(193,466)

Balance, end of period	$2,140,401	$3,501,693

As of September 30, 2008 and 2007, the ending balances of the aforementioned difference allocated to goodwill were NT$1,061,885 thousand and NT$213,984 thousand, respectively.

11.	FINANCIAL ASSETS CARRIED AT COST

	September 30
	2008	2007

Non-publicly traded stocks	$3,605,626	$3,532,661
Funds	383,350	382,293

	$3,988,976	$3,914,954

12.	PROPERTY, PLANT AND EQUIPMENT

	Nine Months Ended September 30, 2008
	Balance,				Effect of
	Beginning of	Additions			Exchange Rate	Balance,
	Period	(Deductions)	Disposals	Reclassification	Changes	End of Period

Cost
Land and land improvements	$942,197	$—	$—	$809	$(8,084)	$934,922
Buildings	118,640,027	11,837,497	(8,524)	(1,150)	497,671	130,965,521
Machinery and equipment	646,419,427	46,431,989	(1,078,214)	117,941	1,233,894	693,125,037
Office equipment	11,829,640	795,917	(267,009)	(168,692)	18,725	12,208,581
Leased asset	652,296	13,549	—	—	41,055	706,900

	778,483,587	$59,078,952	$(1,353,747)	$(51,092)	$1,783,261	837,940,961

Accumulated depreciation
Land and land improvements	262,703	$21,140	$—	$—	$(1,815)	282,028
Buildings	63,239,922	6,711,544	(8,524)	394	179,083	70,122,419
Machinery and equipment	467,665,072	50,820,528	(945,851)	(35,055)	74,618	517,579,312
Office equipment	8,796,752	913,963	(266,610)	(84,662)	10,521	9,369,964
Leased asset	135,118	24,905	—	—	9,841	169,864

	540,099,567	$58,492,080	$(1,220,985)	$(119,323)	$272,248	597,523,587

Advance payments and construction in progress	21,868,167	$(9,275,249)	$—	$(83,336)	$(632,050)	11,877,532

Net	$260,252,187					$252,294,906

	Nine Months Ended September 30, 2007
		Effect of
		Inclusion of
	Balance,	Newly				Effect of
	Beginning of	Consolidated				Exchange Rate	Balance,
	Period	Subsidiaries	Additions	Disposals	Reclassification	Changes	End of Period

Cost
Land and land improvements	$844,644	$101,518	$—	$—	$—	$1,839	$948,001
Buildings	112,595,124	71,053	4,298,384	(31,835)	10,097	380,869	117,323,692
Machinery and equipment	579,825,289	2,430,073	51,138,885	(348,212)	761,940	504,646	634,312,621
Office equipment	10,646,725	547,188	843,841	(193,284)	4,964	(187,961)	11,661,473
Leased asset	612,941	—	—	—	—	25,845	638,786

	704,524,723	$3,149,832	$56,281,110	$(573,331)	$777,001	$725,238	764,884,573

Accumulated depreciation
Land and land improvements	234,377	$—	$22,444	$—	$—	$288	257,109
Buildings	54,288,225	1,111	6,706,090	(30,958)	1,036	67,716	61,033,220
Machinery and equipment	400,579,587	584,582	49,961,974	(325,295)	520,161	210,011	451,531,020
Office equipment	7,839,303	76,216	905,661	(193,030)	(2,368)	41,702	8,667,484
Leased asset	96,592	—	23,468	—	—	4,346	124,406

	463,038,084	$661,909	$57,619,637	$(549,283)	$518,829	$324,063	521,613,239

Advance payments and construction in progress	12,607,551	$480,130	$8,607,858	$—	$242,000	$27,470	21,965,009

Net	$254,094,190						$265,236,343

The Company entered into agreements to lease buildings that qualify as capital leases. The term of the leases is from December 2003 to December 2013. The future minimum lease payments as of September 30, 2008 is NT$786,427 thousand.

13.	DEFERRED CHARGES, NET

	Nine Months Ended September 30, 2008
	Balance,					Effect of
	Beginning of				Reclassifi-	Exchange	Balance, End of
	Period	Additions	Amortization	Disposals	cation	Rate Changes	Period

Technology license fee	$5,819,148	$8,756	$(1,266,268)	$—	$—	$(5,393)	$4,556,243
Software and system design costs	1,449,603	805,168	(598,082)	(14,279)	59	756	1,643,225
Others	654,850	462,828	(153,491)	—	—	6,172	970,359

	$7,923,601	$1,276,752	$(2,017,841)	$(14,279)	$59	$1,535	$7,169,827

	Nine Months Ended September 30, 2007
		Effect of
		Inclusion of
	Balance,	Newly					Effect of
	Beginning of	Consolidated				Reclassifi-	Exchange	Balance, End of
	Period	Subsidiaries	Additions	Amortization	Disposals	cation	Rate Changes	Period

Technology license fee	$4,132,174	$201,942	$915,334	$(1,301,816)	$—	$(296,451)	$6,388	$3,657,571
Software and system design costs	1,669,781	2,778	872,676	(714,407)	(282)	(500,172)	1,194	1,331,568
Others	134,960	29,961	435,166	(90,106)	(49)	296,451	7,238	813,621

	$5,936,915	$234,681	$2,223,176	$(2,106,329)	$(331)	$(500,172)	$14,820	$5,802,760

14.	SHORT-TERM BANK LOANS

	September 30
	2008	2007
Unsecured loans:
Repayable in October 2007, annual interest at 6.00%-6.22%	$—	$97,860

15.	BONDS PAYABLE

	September 30
	2008	2007
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2007, 5.36% interest payable annually	$—	$4,500,000
Issued in January 2002 and repayable in January 2009 and 2012 in two installments, 2.75% and 3.00% interest payable annually, respectively	12,500,000	12,500,000

	12,500,000	17,000,000
Current portion	(8,000,000)	(4,500,000)

	$4,500,000	$12,500,000

As of September 30, 2008, future principal repayments for the bonds payable were as follows:

Year of Repayment	Amount

2009	$8,000,000
2012	4,500,000

$12,500,000

16.	LONG-TERM BANK LOANS

	September 30
	2008	2007
Secured loans:
Repayable from August 2009 in 17 quarterly installments, annual interest at 2.94%-3.67% in 2008 and 2.91% in 2007	$726,510	$340,000
US$20,000 thousand, repayable in full in one lump sum payment in November 2010, annual interest at 3.62% in 2008 and 5.88% in 2007	643,102	653,439
Repayable from December 2007 in 8 semi-annual installments, annual interest at 2.95%-3.23% in 2008 and 2.39%-3.20% in 2007	311,500	522,000
Repayable from March 2007 in 12 quarterly installments, annual interest at 3.06%-3.21% in 2008 and 2.79%-3.09% in 2007	48,090	140,562
Repayable from May 2007 in 16 quarterly installments, annual interest at 2.85%-3.00% in 2008 and 2.48%-2.77% in 2007	42,031	58,844
Repayable from April 2005 in 16 quarterly installments, annual interest at 2.85%-3.00% in 2008 and 2.51%-2.77% in 2007	17,990	53,970
Repayable from February 2005 in 17 quarterly installments, annual interest at 3.06%-3.15% in 2008 and 2.65%-4.53% in 2007	15,950	48,910
Unsecured loans:
Science Park Administration (SPA) SOC loan, repayable from October 2003 in 20 quarterly installments, interest-free	—	2,785

	1,805,173	1,820,510
Current portion	(257,933)	(281,509)

	$1,547,240	$1,539,001

Pursuant to the loan agreements, financial ratios calculated based on annual audited financial statements of TSMC Shanghai as well as semi-annual and annual financial statements of XinTec must comply with predetermined financial covenants. As of September 30, 2008, TSMC Shanghai and XinTec were in compliance with all such financial covenants.

As of September 30, 2008, future principal repayments for the long-term bank loans were as follows:

Year of Repayment	Amount

2008 (4th quarter)	$98,556
2009	261,171
2010	936,527
2011	218,315
2012	174,362
2013 and thereafter	116,242

$1,805,173

17.	OTHER LONG-TERM PAYABLES

	September 30
	2008	2007

Payables for acquisition of property, plant and equipment (Note 29i)	$8,396,345	$7,744,720
Payables for royalties	2,972,537	2,510,684

	11,368,882	10,255,404
Current portion (classified under accrued expenses and other current liabilities)	(1,901,323)	(1,488,860)

	$9,467,559	$8,766,544

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.

As of September 30, 2008, future payments for other long-term payables were as follows:

Year of Payment	Amount

2008 (4th quarter)	$1,485,561
2009	576,412
2010	492,874
2011	417,690
2012	—
2013 and thereafter	8,396,345

$11,368,882

18.	PENSION PLANS
The pension mechanism under the Labor Pension Act is deemed a defined contribution plan. Pursuant to the Act, TSMC, GUC, XinTec and Mutual-Pak have made monthly contributions equal to 6% of each employee’s monthly salary to employees’ pension accounts. Furthermore, TSMC North America, TSMC Shanghai, TSMC Europe and TSMC Canada are required by local regulations to make monthly contributions at certain percentage of the basic salary of their employees. Pursuant to the aforementioned Act and local regulations, the Company recognized pension costs of NT$589,229 thousand and NT$539,196 thousand for the nine months ended September 30, 2008 and 2007, respectively.

TSMC, GUC and XinTec have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s service years and average monthly salary for the six-month period prior to retirement. TSMC, GUC and XinTec contribute an amount equal to 2% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committees and deposited in the name of the committees in the Bank of Taiwan (originally the Central Trust of China, which was dissolved after merger with the Bank of Taiwan on July 1, 2007). The Company recognized pension costs of NT$202,308 thousand and NT$243,711 thousand for the nine months ended September 30, 2008 and 2007, respectively.

Movements in the Funds and accrued pension cost under the defined benefit plans were as follows:

	Nine Months Ended
	September 30
	2008	2007
The Funds
Balance, beginning of period	$2,184,435	$1,942,850
Contributions	160,868	161,854
Interest	72,210	46,911
Payments	(28,990)	—

Balance, end of period	$2,388,523	$2,151,615

Accrued pension cost
Balance, beginning of period	$3,665,522	$3,540,060
Accruals	36,622	90,030

Balance, end of period	$3,702,144	$3,630,090

19.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rates and income tax currently payable was as follows:

	Nine Months Ended
	September 30
	2008	2007

Income tax expense based on “income before income tax” at statutory rates	$24,926,428	$20,871,095
Tax effect of the following:
Tax-exempt income	(7,458,478)	(5,212,564)
Temporary and permanent differences	1,041,525	5,014
Others	43,792	—
Additional tax at 10% on unappropriated earnings	13,926	2,710,909
Net operating loss carryforwards used	(509,943)	(579,796)
Income tax credits used	(9,050,487)	(10,395,262)

Income tax currently payable	$9,006,763	$7,399,396

b.	Income tax expense consisted of the following:

Income tax currently payable	$9,006,763	$7,399,396
Other income tax adjustments	(634,901)	(367,176)
Net change in deferred income tax assets Investment tax credits	3,106,458	2,733,510
Net operating loss carryforwards	445,137	596,776
Temporary differences	(549,286)	(1,569,350)
Valuation allowance	(877,186)	(1,691,496)

Income tax expense	$10,496,985	$7,101,660

c.	Net deferred income tax assets consisted of the following:

	September 30
	2008	2007

Current deferred income tax assets
Investment tax credits	$3,081,710	$3,143,476
Temporary differences	629,787	557,348
Valuation allowance	(513,490)	(429,772)

	$3,198,007	$3,271,052

Noncurrent deferred income tax assets
Investment tax credits	$9,070,045	$14,503,678
Net operating loss carryforwards	3,464,579	4,236,345
Temporary differences	(2,214,854)	(1,985,402)
Valuation allowance	(2,757,197)	(6,264,963)

	$7,562,573	$10,489,658

As of September 30, 2008, the net operating loss carryforwards were generated by WaferTech, TSMC Development and TSMC Technology and would expire on various dates through 2026.

d.	Integrated income tax information:

The balance of the imputation credit account (ICA) of TSMC as of September 30, 2008 and 2007 was NT$1,602,560 thousand and NT$2,784,514 thousand, respectively.

The creditable ratio for distribution of TSMC’s earnings of 2007 and 2006 was 9.83% (expected) and 5.23%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

f.	As of September 30, 2008, investment tax credits of TSMC, GUC, XinTec and Mutual-Pak consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Purchase of machinery and equipment	$22,338	$—	2008
		14,328	4,327	2009
		6,179,012	115,053	2010
		4,664,760	4,664,760	2011
		2,398,743	2,398,743	2012

		$13,279,181	$7,182,883

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Law/Statute	Item	Amount	Amount	Year

Statute for Upgrading Industries	Research and development expenditures	$1,009,834	$—	2008
		1,173,395	19,340	2009
		1,887,857	1,119,535	2010
		1,971,389	1,971,389	2011
		1,778,275	1,778,275	2012

		$7,820,750	$4,888,539

Statute for Upgrading Industries	Personnel training expenditures	$21,998	$20	2009
		47,025	47,025	2010
		32,426	32,426	2011
		862	862	2012

		$102,311	$80,333

(Concluded)
g.	The profits generated from the following projects of TSMC, GUC and XinTec are exempt from income tax:

Tax-Exemption Periods

Construction of Fab 14 — Module A	2006 to 2010
Construction of Fab 12 — Module B and expansion of Fab 14 — Module A	2007 to 2011
2003 plant expansion of GUC	2007 to 2011
2003 plant expansion of XinTec	2007 to 2011
h.	The tax authorities have examined income tax returns of TSMC through 2005.

20.	LABOR COST, DEPRECIATION AND AMORTIZATION

	Nine Months Ended September 30, 2008
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$15,880,633	$12,677,172	$28,557,805
Labor and health insurance	579,886	366,343	946,229
Pension	481,586	309,951	791,537
Meal	359,989	144,638	504,627
Welfare	519,771	214,654	734,425
Other	199,905	210,405	410,310

	$18,021,770	$13,923,163	$31,944,933

Depreciation	$55,411,297	$3,068,389	$58,479,686

Amortization	$1,378,460	$639,381	$2,017,841

	Nine Months Ended September 30, 2007
		Classified as
	Classified as	Operating
	Cost of Sales	Expenses	Total
Labor cost
Salary	$8,541,308	$5,606,590	$14,147,898
Labor and health insurance	499,800	298,303	798,103
Pension	481,581	301,326	782,907
Meal	343,741	132,075	475,816
Welfare	206,130	210,129	416,259
Other	117,124	139,014	256,138

	$10,189,684	$6,687,437	$16,877,121

Depreciation	$54,567,779	$3,021,798	$57,589,577

Amortization	$1,389,319	$716,113	$2,105,432

21.	SHAREHOLDERS’ EQUITY
As of September 30, 2008, 1,092,053 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,460,265 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are limited to a certain percentage of TSMC’s paid-in capital. Also, the capital surplus from long-term investments may not be used for any purpose.

Capital surplus consisted of the following:

	September 30
	2008	2007

From merger	$23,053,576	$24,003,546
Additional paid-in capital	18,154,782	19,500,470
From convertible bonds	8,989,973	9,360,424
From long-term investments	265,052	357,720
Donations	55	55
From treasury stock transactions	—	490,950

	$50,463,438	$53,713,165

TSMC’s Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and bonus to employees of TSMC of not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subjected to shareholders’ approval in the following year.

For the nine months ended September 30, 2008, TSMC has recorded bonuses to employees and directors with a charge to earnings of approximately 15% of net income. Material differences between such estimated amounts and the amounts proposed by the Board of Directors subsequent to the end of the fiscal year are adjusted for in the earnings of the current year. If the actual amounts subsequently resolved by the shareholders differ from the proposed amounts by the Board of Directors, the differences are recorded in the year of shareholders’ resolution as a change in accounting estimate. If stock bonuses are resolved to be distributed to employees, the number of shares is determined by dividing the amount of bonuses by the closing price (after considering the effect of cash and stock dividends) of the shares on the day preceding the shareholders’ meeting.

TSMC no longer has supervisors since January 1, 2007. The required duties of supervisors are being fulfilled by the Audit Committee.

The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of TSMC’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of TSMC’s paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholders’ equity (for example, cumulative translation adjustments and unrealized loss on financial instruments, but excluding treasury stock) shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of earnings for 2007 and 2006 had been approved in TSMC’s shareholders’ meetings held on June 13, 2008 and May 7, 2007, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2007	Year 2006	Year 2007	Year 2006

Legal capital reserve	$10,917,709	$12,700,973
Special capital reserve	(237,693)	(11,192)
Bonus to employees — in cash	3,939,883	4,572,798
Bonus to employees — in stock	3,939,883	4,572,798
Cash dividends to shareholders	76,881,311	77,489,064	$3.00	$3.00
Stock dividends to shareholders	512,542	516,594	0.02	0.02
Bonus to directors and supervisors	176,890	285,800

	$96,130,525	$100,126,835

TSMC’s shareholders meetings held on June 13, 2008 and May 7, 2007 also resolved to distribute stock dividends out of capital surplus in the amount of NT$768,813 thousand and NT$774,891 thousand, respectively.

The amounts of the appropriations of earnings for 2007 and 2006 were consistent with the resolutions of the meetings of the Board of Directors held on February 19, 2008 and February 6, 2007, respectively. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged to earnings of 2007 and 2006, the basic earnings per share (after income tax) for the years ended December 31, 2007 and 2006 shown in the respective financial statements would have decreased from NT$4.14 to NT$3.84 and NT$4.93 to NT$4.56, respectively. The shares distributed as a bonus to employees represented 1.49% and 1.77% of TSMC’s total outstanding common shares as of December 31, 2007 and 2006, respectively.

The information about appropriations of the bonus to employees, directors and supervisors is available at the Market Observation Post System website.

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.
22.	STOCK-BASED COMPENSATION PLANS
TSMC’s Employee Stock Option Plans, under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2004 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share of TSMC when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options of the plans that had never been granted or had been granted but subsequently canceled had expired as of September 30, 2008.

Information about TSMC’s outstanding stock options for the nine months ended September 30, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Nine months ended September 30, 2008

Balance, beginning of period	41,875	$35.6
Options granted	767	35.2
Options exercised	(5,880)	37.8
Options canceled	(302)	46.3

Balance, end of period	36,460	35.3

Nine months ended September 30, 2007

Balance, beginning of period	52,814	37.9
Options granted	1,094	37.9
Options exercised	(10,086)	39.8
Options canceled	(781)	45.4

Balance, end of period	43,041	37.5

The number of outstanding options and exercise prices have been adjusted to reflect the appropriations of earnings by TSMC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of September 30, 2008, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)

$24.2-$33.9	25,780	4.41	$31.0	25,780	$31.0
38.2- 50.4	10,680	6.15	45.8	8,636	45.5

	36,460		35.3	34,416	34.6

GUC’s Employee Stock Option Plans, consisting of the GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Moreover, the GUC 2007 Plan, GUC 2006 Plan and GUC 2004 Plan were approved by the SFB on November 28, 2007, July 3, 2006 and August 16, 2004 to grant a maximum of 1,999 options, 3,665 options and 2,500 options, respectively, with each option eligible to subscribe for one thousand common shares of GUC when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. Except for the options of the GUC 2006 Plan which are valid until August 15, 2011, the options of the other two GUC option Plans were valid for six years. Options of all three Plans are exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding stock options for the nine months ended September 30, 2008 and 2007 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Prices (NT$)
Nine months ended September 30, 2008

Balance, beginning of period	7,598	$60.3
Options granted	284	14.8
Options exercised	(1,681)	14.3
Options canceled	(168)	169.1

Balance, end of period	6,033	63.4

Nine months ended September 30, 2007

Balance, beginning of period	7,342	14.0
Options granted	120	15.7
Options exercised	(1,430)	10.2
Options canceled	(91)	14.4

Balance, end of period	5,941	14.5

The number of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by GUC in accordance with the plans. The options granted were the result of the aforementioned adjustment.

As of September 30, 2008, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of		Remaining	average		average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)

$8.9-$10.5	1,721	3.00	$9.4	610	$10.2
16.4	2,528	2.92	16.4	695	16.4
182.0	1,784	5.25	182.0	—	—

	6,033		63.4	1,305	13.5

XinTec’s Employee Stock Option Plans, consisting of the XinTec 2007 Plan and XinTec 2006 Plan, were approved by the SFB on June 26, 2007 and July 3, 2006, respectively. The maximum number of options authorized to be granted under the XinTec 2007 Plan and XinTec 2006 Plan was 6,000 thousand each, with each option eligible to subscribe for one common share of XinTec when exercisable. The options may be granted to qualified employees of XinTec or any of its subsidiaries. The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about XinTec’s outstanding stock options for the nine months ended September 30, 2008 and 2007 was as follows:

		Weighted-
	Number of	average
	Options	Exercise
	(in Thousands)	Price (NT$)
Nine months ended September 30, 2008

Balance, beginning of period	9,642	$15.1
Options exercised	(89)	12.4
Options canceled	(1,260)	15.8

Balance, end of period	8,293	14.6

Nine months ended September 30, 2007

Balance, beginning of period	4,968	13.0
Options granted	3,555	15.7
Options canceled	(733)	14.2

Balance, end of period	7,790	13.9

The number of outstanding options and exercise prices have been adjusted to reflect the appropriation of earnings by XinTec in accordance with the plans.

As of September 30, 2008, information about XinTec’s outstanding options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average		average
Exercise	Options (in	Contractual	Exercise	Number of	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Options	Price (NT$)

$12.4-$14.3	4,901	8.00-8.29	$12.7	2,064	$12.4
15.4- 19.4	3,392	8.75-9.21	17.4	—	—

	8,293		14.6	2,064	12.4

No compensation cost was recognized under the intrinsic value method for the nine months ended September 30, 2008 and 2007. Had the Company used the fair value based method to evaluate the options using the Black-Scholes model, the assumptions and pro forma results of the Company for the nine months ended September 30, 2008 and 2007 would have been as follows:

		Nine Months Ended
		September 30
		2008	2007
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%-3.44%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	0.00%-0.60%	—
	Expected volatility	22.65%-45.47%	22.65%-41.74%
	Risk free interest rate	2.12%-2.56%	2.23%-2.56%
	Expected life	3-6 years	3-6 years

XinTec	Expected dividend yield	0.80%	—
	Expected volatility	31.79%-47.42%	37.73%-47.42%
	Risk free interest rate	1.88%-2.45%	1.88%-1.94%
	Expected life	3 years	3 years

Net income attributable to shareholders of the parent:
As reported		$87,487,392	$74,692,316
Pro forma		87,482,618	74,569,123

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported		$3.36	$2.78
Pro forma basic EPS		3.36	2.77
Diluted EPS as reported		3.34	2.77
Pro forma diluted EPS		3.34	2.77
23.	TREASURY STOCK
(Shares in Thousands)

	Beginning		Stock		Ending
	Shares	Addition	Dividends	Retirement	Shares
Nine months ended September 30, 2008

Parent company stock held by subsidiaries	34,096	—	171	34,267	—
Repurchase under share buyback plan	800,000	495,549	—	1,016,674	278,875

	834,096	495,549	171	1,050,941	278,875

Nine months ended September 30, 2007

Parent company stock held by subsidiaries	33,926	—	170	—	34,096

As of September 30, 2008 and 2007, the book value of the treasury stock was NT$16,499,990 thousand and NT$918,075 thousand each; the market value was NT$14,640,938 thousand and NT$2,158,271 thousand, respectively. TSMC’s common shares held by subsidiaries were treated as treasury stock and the holders are entitled to the rights of shareholders, with the exception of voting rights.

TSMC held a meeting of the Board of Directors on November 13, 2007 and approved a share buyback plan to repurchase the TSMC’s common shares up to 800,000 thousand shares listed on the TSE during the period from November 14, 2007 to January 13, 2008 for the buyback price in the range from NT$43.2 to NT$94.2. TSMC had repurchased 800,000 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired on February 27, 2008.

TSMC held a meeting of the Board of Directors on May 13, 2008 and approved a share buyback plan to repurchase the TSMC’s common shares up to 500,000 thousand shares listed on the TSE during the period from May 14, 2008 to July 13, 2008 for the buyback price in the range from NT$48.25 to NT$100.50. TSMC had repurchased 216,674 thousand common shares. All the treasury stock repurchased under this share buyback plan was retired on August 20, 2008.

TSMC held a meeting of the Board of Directors on August 12, 2008 and approved a share buyback plan to repurchase the TSMC’s common shares up to 283,000 thousand shares listed on the TSE during the period from August 13, 2008 to October 12, 2008 for the buyback price in the range from NT$42.85 to NT$ 86.20. As of September 30, 2008, TSMC had repurchased 278,875 thousand common shares for a total cost of NT$16,499,990 thousand. All of these treasury stocks will be retired in the fourth quarter of 2008.

TSMC merged Chi Cherng and Hsin Ruey in the third quarter of 2008. TSMC’s common shares held by Chi Cherng and Hsin Ruey in the number of 34,267 thousand shares were retired on August 21, 2008.
24.	EARNINGS PER SHARE
EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Nine months ended September 30, 2008

Basic EPS
Earnings attributable to shareholders of the parent	$97,959,164	$87,487,392	26,005,093	$3.77	$3.36

Effect of dilutive potential common shares
Bonus to employees	—	—	133,359
Stock options	—	—	17,379

Diluted EPS
Earnings attributable to shareholders of the parent
(including effect of dilutive potential common shares)	$97,959,164	$87,487,392	26,155,831	$3.75	$3.34

Nine months ended September 30, 2007

Basic EPS
Earnings attributable to shareholders of the parent	$81,788,951	$74,692,316	26,909,173	$3.04	$2.78

Effect of dilutive potential common shares
Stock options	—	—	22,885

Diluted EPS
Earnings attributable to shareholders of the parent
(including effect of dilutive potential common shares)	$81,788,951	$74,692,316	26,932,058	$3.04	$2.77

Potential shares from bonus to employees which will be settled in shares will be included in the weighted average number of shares outstanding in calculation of diluted EPS, if the shares have a dilutive effect. The number of shares is estimated by dividing the amount of bonus to employees by the closing price of the common shares on the balance sheet date. The dilutive effect of the potential shares needs to be considered until the shares of employee bonus are resolved in the shareholders’ meeting in the following year.

The average number of shares outstanding for EPS calculation has been retroactively adjusted for the issuance of stock dividends and employee stock bonuses. This adjustment caused each of the basic and diluted after income tax EPS for the nine months ended September 30, 2007 to decrease from NT$2.83 to NT$2.78 and NT$2.83 to NT$2.77, respectively.

25.	DISCLOSURES FOR FINANCIAL INSTRUMENTS
a.	Fair values of financial instruments were as follows:

	September 30
	2008		2007
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Assets

Financial assets at fair value through profit or loss	$30,385	$30,385	$2,288,638	$2,288,638
Available-for-sale financial assets	45,276,050	45,276,050	67,745,830	67,745,830
Held-to-maturity financial assets	19,102,183	19,088,629	28,335,644	28,218,688

Liabilities

Financial liabilities at fair value through profit or loss	319,604	319,604	130,830	130,830
Bonds payable (including current portion)	12,500,000	12,630,945	17,000,000	17,202,682
Long-term bank loans (including current portion)	1,805,173	1,805,173	1,820,510	1,820,510
Other long-term payables (including current portion)	11,368,882	11,368,882	10,255,404	10,255,404
Obligations under capital leases	706,900	706,900	638,786	638,786
b.	Methods and assumptions used in estimating fair values of financial instruments
1)	The aforementioned financial instruments do not include cash and cash equivalents, receivables, other financial assets, refundable deposits, short-term bank loans, payables, and payables to contractors, equipment suppliers and guarantee deposits. The carrying amounts of these financial instruments approximate their fair values due to their short maturities.

2)	Except for derivatives and structured time deposits, fair values of financial assets at fair value through profit or loss, available-for-sale and held-to-maturity financial assets were based on their quoted market prices.

3)	For those derivatives and structured time deposits with no quoted market prices, their fair values are determined using valuation techniques incorporating estimates and assumptions that were consistent with prevailing market conditions.

4)	Fair value of bonds payable was based on their quoted market price.

5)	Fair values of long-term bank loans, other long-term payables and obligations under capital leases were based on the present values of expected cash flows, which approximate their carrying amounts.
c.	The changes in fair value during the nine months ended September 30, 2008 and 2007 of derivatives estimated using valuation techniques were recognized as valuation losses of NT$306,372 thousand and valuation gains of NT$236,371 thousand, respectively.

d.	As of September 30, 2008 and 2007, financial assets exposed to fair value interest rate risk were NT$64,018,582 thousand and NT$96,290,333 thousand, respectively, financial liabilities exposed to fair value interest rate risk were NT$12,819,604 thousand and NT$17,130,830 thousand, respectively, and financial assets exposed to cash flow interest rate risk were nil and NT$5,226,720 thousand, respectively; and financial liabilities exposed to cash flow interest rate risk were NT$1,805,173 thousand and NT$1,817,725 thousand, respectively.

e.	Movements of the unrealized gain/loss on financial instruments for the nine months ended September 30, 2008 and 2007 were as follows:

	Nine Months Ended September 30, 2008
	From Available-for-sale Financial Assets	From Available-for-sale Financial Assets Held by Investees	Total

Balance, beginning of period	$627,838	$53,159	$680,997
Recognized directly in shareholders’ equity	(54,799)	(108,925)	(163,724)
Removed from shareholders’ equity and recognized in earnings	(641,312)	—	(641,312)

Balance, end of period	$(68,273)	$(55,766)	$(124,039)

	Nine Months Ended September 30, 2007
	From Available-for-sale Financial Assets	From Available-for-sale Financial Assets Held by Investees	Total

Balance, beginning of period	$386,017	$175,598	$561,615
Recognized directly in shareholders’ equity	345,035	(34,417)	310,618
Removed from shareholders’ equity and recognized in earnings	(344,209)	—	(344,209)

Balance, end of period	$386,843	$141,181	$528,024

f.	Information about financial risks
1)	Market risk. The publicly traded stocks categorized as financial assets at fair value through profit or loss are exposed to the market price fluctuations. The derivative financial instruments categorized as financial assets/liabilities at fair value through profit or loss are mainly used to hedge the exchange rate fluctuations of foreign-currency assets and liabilities; therefore, the market risk of derivatives will be offset by the foreign exchange risk of these hedged items. Available-for-sale financial assets held by the Company are mainly fixed-interest-rate debt securities; therefore, the fluctuations in market interest rates would result in changes in fair value of these debt securities. Subject to recent turmoils in the global financial market, the Company evaluated its financial assets and determined that the impairment for its asset-backed securities is other-than-temporary. The Company had appropriately recognized related impairment losses.

2)	Credit risk. Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. Subject to recent turmoils in the global financial market, the Company evaluated the financial instruments for any possible counter-party or third-party default. As a result of the evaluation, the Company determined that certain financial instruments are exposed to credit risk and had appropriately recognized related impairment losses.

3)	Liquidity risk. The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments, bonds payable and bank loans. Therefore, the liquidity risk is low.

4)	Cash flow interest rate risk. The Company mainly invests in fixed-interest-rate debt securities. Therefore, cash flows are not expected to fluctuate significantly due to changes in market interest rates.

26.	RELATED PARTY TRANSACTIONS
Except as disclosed in the consolidated financial statements and other notes, the following is a summary of significant related party transactions:
a.	Investees of TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method)

b.	VisEra Technology Company, Ltd. (VisEra), an indirect investee accounted for using equity method.

c.	Others:

Related parties over which the Company exercises significant influence but with which the Company had no material transactions.

	2008		2007
	Amount	%	Amount	%
Nine months ended September 30

Sales
VIS	$72,394	—	$22,927	—
VisEra	30,940	—	719,507	—
SSMC	1,858	—	667	—

	$105,192	—	$743,101	—

Purchases
SSMC	$3,624,887	2	$3,971,517	3
VIS	2,629,175	2	2,971,604	2
VisEra	594	—	128	—

	$6,254,656	4	$6,943,249	5

Manufacturing expenses
VisEra	$110,400	—	$37,832	—
VIS	—	—	366	—

	$110,400	—	$38,198	—

	2008		2007
	Amount	%	Amount	%
Research and development expenses
VisEra	$221	—	$36,044	—

Non-operating incomes and gains
VIS (primarily technical service income; see Note 29f)	$262,132	3	$270,794	3
SSMC (primarily technical service income; see Note 29e)	193,039	3	180,692	2
VisEra	86,061	1	257,684	3

	$541,232	7	$709,170	8

As of September 30

Receivables
VisEra	$1,498	100	$4,114	97
VIS	—	—	147	3

	$1,498	100	$4,261	100

Other receivables
VIS	$86,918	58	$126,319	40
SSMC	63,490	42	88,372	28
VisEra	—	—	98,410	32

	$150,408	100	$313,101	100

Payables
VIS	$676,817	54	$905,516	58
SSMC	574,010	45	639,524	41
VisEra	12,685	1	20,339	1

	$1,263,512	100	$1,565,379	100

Deferred credits
VisEra	$15,544	4	$77,718	7

The sales prices and payment term to related parties were not significantly different from those of sales to third parties. For other related party transactions, prices and terms were determined in accordance with mutual agreements.
TSMC deferred the net gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.
TSMC leased certain buildings and facilities to VisEra. The related rental income was classified under non-operating income. The lease terms and prices were determined in accordance with mutual agreements. The lease agreement between TSMC and VisEra expired in April 2008.

27.	PLEDGED OR MORTGAGED ASSETS
The Company provided certain assets as collateral mainly for secured long-term bank loans and land lease agreement, which were as follows:

	September 30
	2008	2007

Other financial assets	$27,956	$60,166
Property, plant and equipment, net	4,477,678	5,032,576

	$4,505,634	$5,092,742

28.	SIGNIFICANT LONG-TERM LEASES
The Company leases several parcels of land and office premises from the SPA and Jhongli Industrial Park Service Center. These operating leases expire on various dates from December 2008 to December 2028 and can be renewed upon expiration.

The Company entered into lease agreements for its office premises and certain equipment located in the United State, Europe, Japan, Shanghai and Taiwan. These operating leases expire between 2008 and 2016 and can be renewed upon expiration.

As of September 30, 2008, future lease payments were as follows:

Year	Amount

2008 (4th quarter)	$146,053
2009	567,071
2010	482,265
2011	332,293
2012	317,440
2013 and thereafter	2,380,662

$4,225,784

29.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES
Significant commitments and contingencies of the Company as of September 30, 2008, excluding those disclosed in other notes, were as follows:
a.	On June 20, 2004, TSMC and Philips (Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006) amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips (now NXP B.V.) will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips (now NXP B.V.) royalties based on a fixed amount mutually agreed-on, rather than under a certain percentage of TSMC’s annual net sales. TSMC and Philips (now NXP B.V.) agreed to cross license the patents owned by each party. TSMC also obtained through Philips (now NXP B.V.) a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity if TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of September 30, 2008, TSMC had a total of US$48,811 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, Philips parted with its semiconductor company which was renamed as NXP B.V. in September 2006. TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares respectively. TSMC and Philips (now NXP) committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips (now NXP B.V.) are required, in the aggregate, to purchase up to 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC fall below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technical Cooperation Agreement (the Agreement) effective March 30, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

g.	TSMC, TSMC North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation, SMIC (Shanghai) and SMIC Americas (aggregately referring to as “SMIC”). The lawsuits alleged that SMIC infringed multiple TSMC, TSMC North America and WaferTech patents and misappropriated TSMC, TSMC North America and WaferTech’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, Semiconductor Manufacturing International Corporation shall pay US$175 million over six years to resolve TSMC, TSMC North America and WaferTech’s claims. As of September 30, 2008, SMIC had paid US$105 million in accordance with the terms of this settlement agreement. In August 2006, TSMC, TSMC North America and WaferTech filed a lawsuit against SMIC in Alameda County Superior Court in California for breach of aforementioned settlement agreement, breach of promissory notes and trade secret misappropriation, seeking injunctive relief and monetary damages. In September 2006, SMIC filed a cross-complaint against TSMC, TSMC North America and WaferTech in the same court, alleging TSMC, TSMC North America and WaferTech of breach of the settlement agreement and implied covenant of good faith and fair dealing, in response to TSMC, TSMC North America and WaferTech’s August complaint. In November 2006, SMIC filed a complaint with Beijing People’s High Court against TSMC, TSMC North America and WaferTech alleging defamation and breach of good faith. The California State Superior Court of Alameda County issued an Order on TSMC, TSMC North America and WaferTech’s pre-trial motion for a preliminary injunction against SMIC on September 7, 2007. In the Order, the Court found “TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of certain paragraphs of the (2005) Settlement Agreement” with SMIC. The Court also found “TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC’s 0.13um and smaller technologies, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case.” Therefore, the Court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC, TSMC North America and WaferTech to object before disclosing items enumerated in the Court Order to SMIC’s third party partners. The Court, however, did not grant a preliminary injunction as requested by TSMC, TSMC North America and WaferTech. The result of the above-mentioned litigation cannot be determined at this time.

h.	In April 2004, UniRAM Technology, Inc. (“UniRAM”) filed an action against MoSys Inc., TSMC and TSMC North America in the U.S. District Court for the Northern District of California, alleging patent infringement and trade secret misappropriation and seeking injunctive relief and damages. TSMC appealed after the United States District Court for the Northern District of California rendered judgment in favor of UniRAM in May 2008. In the third quarter of 2008, TSMC and TSMC North America had reached agreement with UniRAM to settle the dispute. In accordance with the settlement, the judgment will be vacated and the claims asserted by UniRAM are fully and finally settled. As of September 30, 2008, TSMC had accounted for the result of the settlement in accordance with the aforementioned settlement agreement.

i.	The Company entered into an agreement with a counterparty in 2003 whereby TSMC Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC Shanghai is obligated to compensate the counterparty for the loss incurred. The property, plant and equipment have been in use by TSMC Shanghai since 2004 and are being depreciated over their estimated service lives. The related obligation totaled NT$8,396,345 thousand as of September 30, 2008 is included in other long-term payables on the Company’s consolidated balance sheets.

30.	ADDITIONAL DISCLOSURES
Following are the additional disclosures required by the SFB for TSMC and its investees in which all significant intercompany balances and transactions are eliminated upon consolidation:
a.	Financing provided: None

b.	Endorsement/guarantee provided: None

c.	Marketable securities held: Please see Table 1 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 2 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: Please see Table 3 attached;

f.	Disposal of individual real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

i.	Names, locations, and related information of investees over which TSMC exercises significant influence: Please see Table 6 attached;

j.	Information on investment in Mainland China
1)	The name of the investee in Mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 7 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial reports: Please see Table 8 attached.
k.	Intercompany relationships and significant intercompany transactions: Please see Table 8 attached.

TABLE 1
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES HELD
SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

				September 30, 2008
							Market Value or Net
				Shares/Units	Carrying Value	Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)	Ownership (%)	(US$ in Thousands)	Note
TSMC	Open-end mutual funds
	Capital Income Fund	—	Available-for-sale financial assets	162,637	$2,491,020	N/A	$2,491,020
	PCA Well Pool Fund	—	²	187,050	2,410,791	N/A	2,410,791
	Fuh Hwa Bond Fund	—	²	129,864	1,781,715	N/A	1,781,715
	ING Taiwan Bond Fund	—	²	114,594	1,776,565	N/A	1,776,565
	President James Bond Fund	—	²	107,505	1,706,364	N/A	1,706,364
	NITC Taiwan Bond	—	²	83,975	1,217,309	N/A	1,217,309
	NITC Bond Fund	—	²	6,257	1,058,682	N/A	1,058,682
	ING Taiwan Income Fund	—	²	60,839	991,182	N/A	991,182
	JF Taiwan Bond Fund	—	²	45,425	712,668	N/A	712,668

	Corporate bond
	Hua Nan Bank	—	Available-for-sale financial assets	—	1,594,112	N/A	1,594,112
	Cathay Bank	—	²	—	1,196,225	N/A	1,196,225
	Taiwan Power Company	—	Held-to-maturity financial assets	—	2,850,523	N/A	2,979,644
	Formosa Petrochemical Corporation	—	²	—	2,592,029	N/A	2,573,347
	Formosa Plastic Corporation	—	²	—	1,432,661	N/A	1,432,433
	Nan Ya Plastics Corporation	—	²	—	1,405,548	N/A	1,404,291
	CPC Corporation, Taiwan	—	²	—	1,200,168	N/A	1,199,658
	China Steel Corporation	—	²	—	1,000,000	N/A	990,034
	Shanghai Commercial & Saving Bank	—	²	—	297,477	N/A	297,390

	Government bond
	2003 Asian Development Bank Govt. Bond	—	Held-to-maturity financial assets	—	868,298	N/A	875,103
	2003 Government Bond Series H	—	²	—	700,018	N/A	700,029
	European Investment Bank Bonds	—	²	—	382,617	N/A	400,000
	2004 Government Bond Series B	—	²	—	249,807	N/A	249,968

	Stocks
	TSMC Global	Subsidiary	Investment accounted for using equity method	1	44,368,847	100	44,368,847
	TSMC International	Subsidiary	²	987,968	29,252,586	100	29,252,586
	VIS	Investee accounted for using equity method	²	628,223	10,151,846	37	7,318,803
	SSMC	Investee accounted for using equity method	²	463	6,761,630	39	5,940,235
	TSMC Partners	Subsidiary	²	300	3,667,050	100	3,667,050
	TSMC North America	Subsidiary	²	11,000	2,390,713	100	2,390,713
	XinTec	Investee with a controlling financial interest	²	92,620	1,445,512	42	1,376,626
	GUC	Investee with a controlling financial interest	²	44,904	891,783	36	8,127,590
	TSMC Japan	Subsidiary	²	6	116,484	100	116,484
	TSMC Europe	Subsidiary	²	—	116,122	100	116,122
	TSMC Korea	Subsidiary	²	80	14,940	100	14,940
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	16,783	193,584	10	279,786
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Financial assets carried at cost	10,500		$105,000	7		$369,173
	W.K. Technology Fund IV	—	²	4,000		40,000	2		43,322
	Hontung Venture Capital Co., Ltd.	—	²	2,633		26,329	10		19,548

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		312,950	12		312,950
	Crimson Asia Capital	—	²	—		70,400	1		70,400

	Capital
	TSMC Shanghai	Subsidiary	Investment accounted for using equity method	—		7,308,098	100		7,305,258
	VTAF III	Subsidiary	²	—		1,208,584	98		1,195,113
	VTAF II	Subsidiary	²	—		1,016,435	98		1,011,979
	Emerging Alliance	Subsidiary	²	—		418,709	99		418,709

TSMC North America	Preferred stock
	NeXen, Inc.	—	Financial assets carried at cost	328	US$	656	1	US$	1,912

TSMC International	Corporate bond
	General Elec Cap Corp Mtn	—	Held-to-maturity financial assets	—	US$	20,851	N/A	US$	19,428
	General Elec Cap Corp Mtn	—	²	—	US$	20,312	N/A	US$	18,785

	Stocks
	TSMC Development, Inc. (TSMC Development)	Subsidiary	Investments accounted for using equity method	—	US$	692,372	100	US$	692,372
	InveStar Semiconductor Development Fund, Inc.(II) LDC. (ISDF II)	Subsidiary	²	42,320	US$	36,681	97	US$	36,681
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Subsidiary	²	7,598	US$	8,937	97	US$	8,937
	TSMC Technology	Subsidiary	²	—	US$	8,265	100	US$	8,265

TSMC Development	Corporate bond
	GE Capital Corp	—	Held-to-maturity financial assets	—	US$	20,475	N/A	US$	18,785
	Stocks
	WaferTech	Subsidiary	Investments accounted for using equity method	—	US$	208,925	100	US$	208,925

TSMC Partners	Common stock
	VisEra Holding Company	Investee accounted for using equity method	Investments accounted for using equity method	43,000	US$	69,963	49	US$	69,963
	TSMC Canada	Subsidiary	²	2,300	US$	2,849	100	US$	2,849

Emerging Alliance	Common stock
	Pixim, Inc.	—	Financial assets carried at cost	1,036	US$	275	—	US$	275
	RichWave Technology Corp.	—	²	4,247	US$	1,648	10	US$	1,648
	Global Investment Holding Inc.	—	²	10,800	US$	3,065	6	US$	3,065

	Preferred stock
	Audience, Inc.	—	Financial assets carried at cost	1,654	US$	250	1	US$	250
	Axiom Microdevices, Inc.	—	²	1,000	US$	1,000	1	US$	1,000
	GemFire Corporation	—	²	—	US$	31	—	US$	31
	Miradia, Inc.	—	²	3,040	US$	1,000	2	US$	1,000
	Mobilygen	—	²	1,415	US$	750	1	US$	750
	Mosaic Systems, Inc.	—	²	2,481	US$	12	6	US$	12
	Next IO, Inc.	—	²	800	US$	500	1	US$	500
	Optichron, Inc.	—	²	714	US$	1,000	2	US$	1,000
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Optimal Corporation	—	Financial assets carried at cost	—	US$	229	—	US$	229
	Pixim, Inc.	—	²	3,606	US$	862	2	US$	862
	QST Holding, LLC	—	²	—	US$	131	4	US$	131
	Teknovus, Inc.	—	²	6,977	US$	1,327	2	US$	1,327

	Capital
	VentureTech Alliance Holdings, L.L.C. (VTA Holdings)	Subsidiary	Investments accounted for using equity method	—		—	8	—

VTAF II	Common stock
	Yobon	—	Financial assets carried at cost	1,875	US$	919	13	US$	919
	Sentelic	—	²	1,200	US$	2,040	15	US$	2,040
	Aquantia	—	²	2,108	US$	2,573	5	US$	2,573
	Leadtrend	—	²	1,265	US$	660	5	US$	660

	Preferred stock
	5V Technologies, Inc.	—	Financial assets carried at cost	2,890	US$	2,168	15	US$	2,168
	Audience, Inc.	—	²	5,335	US$	1,390	2	US$	1,390
	Axiom Microdevices, Inc.	—	²	6,326	US$	2,481	5	US$	2,481
	Beceem Communications	—	²	650	US$	1,600	1	US$	1,600
	GemFire Corporation	—	²	600	US$	68	1	US$	68
	Impinj, Inc.	—	²	475	US$	1,000	—	US$	1,000
	Miradia, Inc.	—	²	3,416	US$	3,106	3	US$	3,106
	Mobilygen	—	²	569	US$	149	—	US$	149
	Next IO, Inc.	—	²	2,775	US$	756	2	US$	756
	Optichron, Inc.	—	²	1,050	US$	1,844	4	US$	1,844
	Pixim, Inc.	—	²	6,348	US$	1,141	2	US$	1,141
	Power Analog Microelectronics	—	²	5,232	US$	2,790	17	US$	2,790
	QST Holding, LLC	—	²	—	US$	415	13	US$	415
	RichWave Technology Corp.	—	²	1,043	US$	730	1	US$	730
	Teknovus, Inc.	—	²	1,599	US$	454	—	US$	454
	Tzero Technologies, Inc.	—	²	1,167	US$	2,007	2	US$	2,007
	Xceive	—	²	870	US$	1,177	2	US$	1,177

	Capital
	VTA Holdings	Subsidiary	Investments accounted for using equity method	—		—	24	—

VTAF III	Common stock
	Mutual-pak Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	4,590	US$	1,492	51	US$	1,492
	Acionn Technology Corporation	Subsidiary	²	4,500	US$	1,205	48	US$	1,205
	Auramicro, Inc.	—	Financial assets carried at cost	2,500	US$	750	17	US$	750
	InvenSence, Inc.	—	²	816	US$	1,000	1	US$	1,000

	Capital
	Growth Fund Limited (Growth Fund)	Subsidiary	Investments accounted for using equity method	—	US$	538	100	US$	538
	VTA Holdings	Subsidiary	²	—		—	68	—

	Preferred stock
	Advasense Sensors, Inc.	—	Financial assets carried at cost	1,929	US$	1,834	6	US$	1,834
	BridgeLux, Inc.	—	²	3,333	US$	5,000	3	US$	5,000
	Exclara, Inc. (Formerly SynDitec, Inc.)	—	²	21,109	US$	4,388	18	US$	4,388
	GTBF, Inc.	—	²	1,154	US$	1,500	N/A	US$	1,500
	M2000, Inc.	—	²	3,000	US$	3,000	5	US$	3,000
(Continued)

				September 30, 2008
				Shares/Units	Carrying Value		Percentage of	Market Value or Net
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	Asset Value
								(US$ in Thousands)		Note

	Neoconix, Inc.	—	Financial assets carried at cost	2,458	US$	4,000	6	US$	4,000
	Powervation, Ltd.	—	²	191	US$	2,930	19	US$	2,930
	Quellan, Inc.	—	²	3,106	US$	3,500	6	US$	3,500
	Silicon Technical Services, LLC	—	²	1,055	US$	1,208	2	US$	1,208
	Tilera, Inc.	—	²	1,698	US$	2,360	3	US$	2,360
	Validity Sensors, Inc.	—	²	6,424	US$	2,545	3	US$	2,545

Growth Fund	Common stock
	Staccato	—	Financial assets carried at cost	425	US$	495	1	US$	495

ISDF	Common stock
	Capella Microsystems (Taiwan), Inc.	—	Financial assets carried at cost	530	US$	154	2	US$	154

	Preferred stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,364	US$	2,986	6	US$	2,986
	Integrated Memory Logic, Inc.	—	Financial assets carried at cost	2,872	US$	1,221	9	US$	1,221
	IP Unity, Inc.	—	²	1,008	US$	494	1	US$	494
	NanoAmp Solutions, Inc.	—	²	541	US$	853	2	US$	853
	Sonics, Inc.	—	²	230	US$	3,530	2	US$	3,530

ISDF II	Common stock
	Rich Tek Technology Corp.	—	Financial assets at fair value through profit or loss	101	US$	534	—	US$	534
	Rich Tek Technology Corp.	—	Available-for-sale financial assets	288	US$	1,519	—	US$	1,519
	Ralink Technology (Taiwan), Inc.	—	²	1,512	US$	4,593	1	US$	4,593
	eLCOS Microdisplay Technology, Ltd.	—	Financial assets carried at cost	270	US$	27	1	US$	27
	EoNEX Technologies, Inc.	—	²	55	US$	1,006	5	US$	1,006
	Sonics, Inc.	—	²	278	US$	1,597	3	US$	1,597
	Epic Communication, Inc.	—	²	191	US$	37	1	US$	37
	EON Technology, Corp.	—	²	2,494	US$	691	3	US$	691
	Goyatek Technology, Corp.	—	²	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	²	1,020	US$	574	3	US$	574
	Capella Microsystems (Taiwan), Inc.	—	²	534	US$	210	2	US$	210
	Auden Technology MFG. Co., Ltd.	—	²	1,049	US$	223	3	US$	223

	Preferred stock
	Memsic, Inc.	—	Available-for-sale financial assets	1,145	US$	2,506	7	US$	2,506
	Alchip Technologies Limited	—	Financial assets carried at cost	6,979	US$	3,664	20	US$	3,664
	eLCOS Microdisplay Technology, Ltd.	—	²	3,500	US$	1,055	8	US$	1,055
	FangTek, Inc.	—	²	6,806	US$	3,250	15	US$	3,250
	Kilopass Technology, Inc.	—	²	3,887	US$	2,000	5	US$	2,000
	NanoAmp Solutions, Inc.	—	²	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	²	264	US$	1,517	3	US$	1,517

GUC	Common stock
	GUC-NA	Subsidiary	Investments accounted for using equity method	500		$22,645	100		$22,645
	GUC-Japan	Subsidiary	²	1		10,568	100		10,568
	GUC-Europe	Subsidiary	²	—		2,403	100		2,403

XinTec	Capital
	Compositech Ltd.	—	Financial assets carried at cost	587		—	3	—

TSMC Global	Agency bonds
	Fed Hm Ln Pc Pool 1b1225	—	Available-for-sale financial assets	—	US$	87	N/A	US$	87
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Fed Hm Ln Pc Pool 1b2566	—	Available-for-sale financial assets	—	US$	130	N/A	US$	130
	Fed Hm Ln Pc Pool 1b2632	—	²	—	US$	150	N/A	US$	150
	Fed Hm Ln Pc Pool 1b2642	—	²	—	US$	203	N/A	US$	203
	Fed Hm Ln Pc Pool 1b2776	—	²	—	US$	296	N/A	US$	296
	Fed Hm Ln Pc Pool 1b2792	—	²	—	US$	203	N/A	US$	203
	Fed Hm Ln Pc Pool 1b2810	—	²	—	US$	258	N/A	US$	258
	Fed Hm Ln Pc Pool 1b7453	—	²	—	US$	2,278	N/A	US$	2,278
	Fed Hm Ln Pc Pool 1g0038	—	²	—	US$	256	N/A	US$	256
	Fed Hm Ln Pc Pool 1g0053	—	²	—	US$	307	N/A	US$	307
	Fed Hm Ln Pc Pool 1g0104	—	²	—	US$	123	N/A	US$	123
	Fed Hm Ln Pc Pool 1g1282	—	²	—	US$	3,360	N/A	US$	3,360
	Fed Hm Ln Pc Pool 1g1411	—	²	—	US$	3,019	N/A	US$	3,019
	Fed Hm Ln Pc Pool 1h2520	—	²	—	US$	2,274	N/A	US$	2,274
	Fed Hm Ln Pc Pool 1h2524	—	²	—	US$	1,701	N/A	US$	1,701
	Fed Hm Ln Pc Pool 780870	—	²	—	US$	518	N/A	US$	518
	Fed Hm Ln Pc Pool 781959	—	²	—	US$	2,950	N/A	US$	2,950
	Fed Hm Ln Pc Pool 782785	—	²	—	US$	211	N/A	US$	211
	Fed Hm Ln Pc Pool 782837	—	²	—	US$	407	N/A	US$	407
	Fed Hm Ln Pc Pool 783022	—	²	—	US$	458	N/A	US$	458
	Fed Hm Ln Pc Pool 783026	—	²	—	US$	255	N/A	US$	255
	Fed Hm Ln Pc Pool B19205	—	²	—	US$	5,730	N/A	US$	5,730
	Fed Hm Ln Pc Pool E01492	—	²	—	US$	1,587	N/A	US$	1,587
	Fed Hm Ln Pc Pool E89857	—	²	—	US$	1,188	N/A	US$	1,188
	Fed Hm Ln Pc Pool G11295	—	²	—	US$	954	N/A	US$	954
	Fed Hm Ln Pc Pool M80855	—	²	—	US$	2,575	N/A	US$	2,575
	Federal Home Ln Mtg Corp.	—	²	—	US$	613	N/A	US$	613
	Federal Home Ln Mtg Corp.	—	²	—	US$	575	N/A	US$	575
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,272	N/A	US$	3,272
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,771	N/A	US$	1,771
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,986	N/A	US$	1,986
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,381	N/A	US$	1,381
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,846	N/A	US$	2,846
	Federal Home Ln Mtg Corp.	—	²	—	US$	1,548	N/A	US$	1,548
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,581	N/A	US$	2,581
	Federal Home Ln Mtg Corp.	—	²	—	US$	2,402	N/A	US$	2,402
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,067	N/A	US$	3,067
	Federal National Mort Assoc	—	²	—	US$	2,233	N/A	US$	2,233
	Federal National Mortgage Asso	—	²	—	US$	2,960	N/A	US$	2,960
	Federal Natl Mtg Assn	—	²	—	US$	1,493	N/A	US$	1,493
	Federal Natl Mtg Assn	—	²	—	US$	1,499	N/A	US$	1,499
	Federal Natl Mtg Assn	—	²	—	US$	1,813	N/A	US$	1,813
	Federal Natl Mtg Assn	—	²	—	US$	3,002	N/A	US$	3,002
	Federal Natl Mtg Assn Gtd	—	²	—	US$	1,375	N/A	US$	1,375
	Fnma Pool 255883	—	²	—	US$	2,757	N/A	US$	2,757
	Fnma Pool 257245	—	²	—	US$	3,593	N/A	US$	3,593
	Fnma Pool 555549	—	²	—	US$	1,197	N/A	US$	1,197
	Fnma Pool 555715	—	²	—	US$	145	N/A	US$	145
	Fnma Pool 632399	—	²	—	US$	338	N/A	US$	338
	Fnma Pool 662401	—	²	—	US$	469	N/A	US$	469
	Fnma Pool 667766	—	²	—	US$	1,096	N/A	US$	1,096
	Fnma Pool 680932	—	²	—	US$	960	N/A	US$	960
	Fnma Pool 681393	—	²	—	US$	2,074	N/A	US$	2,074
	Fnma Pool 685116	—	²	—	US$	520	N/A	US$	520
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Fnma Pool 691283	—	Available-for-sale financial assets	—	US$	3,113	N/A	US$	3,113
	Fnma Pool 694287	—	²	—	US$	18	N/A	US$	18
	Fnma Pool 703711	—	²	—	US$	406	N/A	US$	406
	Fnma Pool 725095	—	²	—	US$	886	N/A	US$	886
	Fnma Pool 730033	—	²	—	US$	138	N/A	US$	138
	Fnma Pool 740934	—	²	—	US$	883	N/A	US$	883
	Fnma Pool 742232	—	²	—	US$	15	N/A	US$	15
	Fnma Pool 750798	—	²	—	US$	19	N/A	US$	19
	Fnma Pool 773246	—	²	—	US$	192	N/A	US$	192
	Fnma Pool 790828	—	²	—	US$	1,709	N/A	US$	1,709
	Fnma Pool 793932	—	²	—	US$	384	N/A	US$	384
	Fnma Pool 794040	—	²	—	US$	577	N/A	US$	577
	Fnma Pool 795548	—	²	—	US$	146	N/A	US$	146
	Fnma Pool 799664	—	²	—	US$	80	N/A	US$	80
	Fnma Pool 799868	—	²	—	US$	29	N/A	US$	29
	Fnma Pool 804764	—	²	—	US$	327	N/A	US$	327
	Fnma Pool 804852	—	²	—	US$	276	N/A	US$	276
	Fnma Pool 804962	—	²	—	US$	336	N/A	US$	336
	Fnma Pool 805163	—	²	—	US$	363	N/A	US$	363
	Fnma Pool 806642	—	²	—	US$	461	N/A	US$	461
	Fnma Pool 806721	—	²	—	US$	574	N/A	US$	574
	Fnma Pool 814418	—	²	—	US$	307	N/A	US$	307
	Fnma Pool 815626	—	²	—	US$	1,900	N/A	US$	1,900
	Fnma Pool 819423	—	²	—	US$	464	N/A	US$	464
	Fnma Pool 821129	—	²	—	US$	441	N/A	US$	441
	Fnma Pool 888499	—	²	—	US$	1,667	N/A	US$	1,667
	Fnma Pool 888502	—	²	—	US$	211	N/A	US$	211
	Fnma Pool 888507	—	²	—	US$	803	N/A	US$	803
	Fnma Pool 888515	—	²	—	US$	927	N/A	US$	927
	Fnma Pool 888519	—	²	—	US$	104	N/A	US$	104
	Fnma Pool 888527	—	²	—	US$	59	N/A	US$	59
	Fnma Pool 888738	—	²	—	US$	4,032	N/A	US$	4,032
	Fnma Pool 888793	—	²	—	US$	4,722	N/A	US$	4,722
	Fnma Pool 900296	—	²	—	US$	2,454	N/A	US$	2,454
	Gnma Ii Pool 081150	—	²	—	US$	363	N/A	US$	363
	Gnma Ii Pool 081153	—	²	—	US$	1,135	N/A	US$	1,135
	Gnma Pool 646061	—	²	—	US$	2,670	N/A	US$	2,670
	Government Natl Mtg Assn Gtd	—	²	—	US$	1,978	N/A	US$	1,978
	Fed Home Ln Bank	—	²	—	US$	5,174	N/A	US$	5,174
	Federal Farm Cr Bks	—	²	—	US$	3,525	N/A	US$	3,525
	Federal Farm Credit Bank	—	²	—	US$	7,279	N/A	US$	7,279
	Federal Farm Credit Bank	—	²	—	US$	3,358	N/A	US$	3,358
	Federal Home Ln Bks	—	²	—	US$	8,917	N/A	US$	8,917
	Federal Home Ln Bks	—	²	—	US$	3,739	N/A	US$	3,739
	Federal Home Ln Bks	—	²	—	US$	7,211	N/A	US$	7,211
	Federal Home Ln Bks	—	²	—	US$	17,254	N/A	US$	17,254
	Federal Home Ln Bks	—	²	—	US$	5,145	N/A	US$	5,145
	Federal Home Ln Bks	—	²	—	US$	12,317	N/A	US$	12,317
	Federal Home Ln Bks	—	²	—	US$	17,227	N/A	US$	17,227
	Federal Home Ln Mtg	—	²	—	US$	5,091	N/A	US$	5,091
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,293	N/A	US$	3,293
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,488	N/A	US$	3,488
	Federal Home Ln Mtg Corp.	—	²	—	US$	3,700	N/A	US$	3,700
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Federal Home Loan Bank	—	Available-for-sale financial assets	—	US$	4,603	N/A	US$	4,603
	Federal Home Loan Banks	—	²	—	US$	17,270	N/A	US$	17,270
	Federal Natl Mtg Assn	—	²	—	US$	7,207	N/A	US$	7,207
	Federal Natl Mtg Assn	—	²	—	US$	3,694	N/A	US$	3,694
	Federal Natl Mtg Assn	—	²	—	US$	4,097	N/A	US$	4,097
	Federal Natl Mtg Assn	—	²	—	US$	3,651	N/A	US$	3,651
	Federal Natl Mtg Assn	—	²	—	US$	3,996	N/A	US$	3,996
	Federal Natl Mtg Assn Mtn	—	²	—	US$	3,054	N/A	US$	3,054
	Federal Natl Mtg Assoc	—	²	—	US$	3,454	N/A	US$	3,454
	Tennessee Valley Auth	—	²	—	US$	6,016	N/A	US$	6,016

	Corporate bonds
	Abbott Labs	—	Available-for-sale financial assets	—	US$	1,978	N/A	US$	1,978
	American Gen Fin Corp. Mtn	—	²	—	US$	3,259	N/A	US$	3,259
	American Gen Fin Corp. Mtn	—	²	—	US$	1,369	N/A	US$	1,369
	American Home Prods Corp.	—	²	—	US$	2,810	N/A	US$	2,810
	American Honda Fin Corp. Mtn	—	²	—	US$	3,104	N/A	US$	3,104
	Ameritech Capital Funding Co.	—	²	—	US$	483	N/A	US$	483
	Amgen Inc.	—	²	—	US$	3,004	N/A	US$	3,004
	Anz Cap Tr I	—	²	—	US$	974	N/A	US$	974
	Atlantic Richfield Co.	—	²	—	US$	2,184	N/A	US$	2,184
	Axa Finl Inc.	—	²	—	US$	2,100	N/A	US$	2,100
	Beneficial Corp. Mtn Bk Entry	—	²	—	US$	2,254	N/A	US$	2,254
	Bp Cap Mkts P L C	—	²	—	US$	2,829	N/A	US$	2,829
	Burlington Res Inc.	—	²	—	US$	3,596	N/A	US$	3,596
	Chase Manhattan Corp. New	—	²	—	US$	1,509	N/A	US$	1,509
	Chase Manhattan Corp. New	—	²	—	US$	2,078	N/A	US$	2,078
	Chase Manhattan Corp. New	—	²	—	US$	3,337	N/A	US$	3,337
	Colgate Palmolive Co. Mtn	—	²	—	US$	1,661	N/A	US$	1,661
	Conoco Fdg Co.	—	²	—	US$	825	N/A	US$	825
	Credit Suisse First Boston USA	—	²	—	US$	344	N/A	US$	344
	Deere John Cap Corp. Mtn Bk Ent	—	²	—	US$	2,228	N/A	US$	2,228
	Deutsche Bank Ag London	—	²	—	US$	3,004	N/A	US$	3,004
	Du Pont E I De Nemours + Co.	—	²	—	US$	1,221	N/A	US$	1,221
	Duke Energy Co.	—	²	—	US$	2,382	N/A	US$	2,382
	European Invt Bk	—	²	—	US$	7,351	N/A	US$	7,351
	European Invt Bk	—	²	—	US$	7,364	N/A	US$	7,364
	Fleet Boston Corp.	—	²	—	US$	2,585	N/A	US$	2,585
	France Telecom Sa	—	²	—	US$	1,179	N/A	US$	1,179
	Ge Global Ins Hldg Corp.	—	²	—	US$	1,880	N/A	US$	1,880
	General Dynamics Corp.	—	²	—	US$	2,163	N/A	US$	2,163
	General Elec Cap Corp. Mtn	—	²	—	US$	2,773	N/A	US$	2,773
	General Elec Cap Corp. Mtn	—	²	—	US$	656	N/A	US$	656
	General Re Corp.	—	²	—	US$	3,167	N/A	US$	3,167
	Genworth Finl Inc.	—	²	—	US$	1,934	N/A	US$	1,934
	Goldman Sachs Group	—	²	—	US$	1,898	N/A	US$	1,898
	Hancock John Global Fdg II Mtn	—	²	—	US$	5,112	N/A	US$	5,112
	Hancock John Global Fdg II Mtn	—	²	—	US$	2,023	N/A	US$	2,023
	Hartford Finl Svcs Group Inc.	—	²	—	US$	1,322	N/A	US$	1,322
	Heller Finl Inc.	—	²	—	US$	1,928	N/A	US$	1,928
	Hewlett Packard Co.	—	²	—	US$	1,817	N/A	US$	1,817
	Hewlett Packard Co.	—	²	—	US$	1,435	N/A	US$	1,435
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Honeywell Intl Inc.	—	Available-for-sale financial assets	—	US$	992	N/A	US$	992
	Honeywell Intl Inc.	—	²	—	US$	1,058	N/A	US$	1,058
	Household Fin Corp.	—	²	—	US$	2,889	N/A	US$	2,889
	Ing Sec Life Instl Fdg	—	²	—	US$	2,527	N/A	US$	2,527
	International Business Machs	—	²	—	US$	724	N/A	US$	724
	International Business Machs	—	²	—	US$	3,518	N/A	US$	3,518
	Intl Lease Fin Corp. Mtn	—	²	—	US$	2,111	N/A	US$	2,111
	JP Morgan Chase	—	²	—	US$	1,945	N/A	US$	1,945
	Kreditanstalt Fur Wiederaufbau	—	²	—	US$	8,762	N/A	US$	8,762
	Massmutual Global Fdg II Mtn	—	²	—	US$	3,717	N/A	US$	3,717
	Mellon Fdg Corp.	—	²	—	US$	2,659	N/A	US$	2,659
	Mizuho Fin (Cayman)	—	²	—	US$	1,990	N/A	US$	1,990
	Monumental Global Fdg II	—	²	—	US$	1,486	N/A	US$	1,486
	Monunmetal Global Fdg II	—	²	—	US$	1,974	N/A	US$	1,974
	Mony Group Inc.	—	²	—	US$	2,027	N/A	US$	2,027
	Morgan Stanley	—	²	—	US$	3,399	N/A	US$	3,399
	Nationwide Life Global Fdg I	—	²	—	US$	3,595	N/A	US$	3,595
	New York Life Global Fdg	—	²	—	US$	2,348	N/A	US$	2,348
	Northern Tr Corp.	—	²	—	US$	1,039	N/A	US$	1,039
	Oracle Corp. / Ozark Hldg Inc.	—	²	—	US$	2,035	N/A	US$	2,035
	Philip Morris Intl Inc.	—	²	—	US$	1,793	N/A	US$	1,793
	Premark Intl Inc.	—	²	—	US$	2,657	N/A	US$	2,657
	Pricoa Global Fdg I Mtn	—	²	—	US$	3,485	N/A	US$	3,485
	Principal Finl Group Australia	—	²	—	US$	971	N/A	US$	971
	Protective Life Secd Trs Mtn	—	²	—	US$	3,507	N/A	US$	3,507
	Sbc Communications Inc.	—	²	—	US$	3,356	N/A	US$	3,356
	Sbc Communications Inc.	—	²	—	US$	698	N/A	US$	698
	Sbc Communications Inc.	—	²	—	US$	2,641	N/A	US$	2,641
	Simon Ppty Group L P	—	²	—	US$	2,508	N/A	US$	2,508
	Simon Ppty Group Lp	—	²	—	US$	990	N/A	US$	990
	Sp Powerassests Ltd. Global	—	²	—	US$	999	N/A	US$	999
	U S Bancorp Mtn Bk Ent	—	²	—	US$	1,348	N/A	US$	1,348
	U S Bk Natl Assn Minneapolis	—	²	—	US$	359	N/A	US$	359
	Unitedhealth Group Inc.	—	²	—	US$	1,382	N/A	US$	1,382
	Verizon Communications Inc.	—	²	—	US$	1,722	N/A	US$	1,722
	Verizon Global Fdg Corp.	—	²	—	US$	1,476	N/A	US$	1,476
	Wachovia Corp. New	—	²	—	US$	2,441	N/A	US$	2,441
	Walgreen Co.	—	²	—	US$	1,905	N/A	US$	1,905
	Washington Post Co.	—	²	—	US$	3,011	N/A	US$	3,011
	Wells Fargo + Co. New Med Trm	—	²	—	US$	4,391	N/A	US$	4,391
	Westfield Cap Corp Ltd	—	²	—	US$	1,383	N/A	US$	1,383

	Corporate issued asset-backed securities
	Banc Amer Coml Mtg Inc.	—	Available-for-sale financial assets	—	US$	4,965	N/A	US$	4,965
	Banc Amer Fdg 2006 I Tr	—	²	—	US$	3,104	N/A	US$	3,104
	Bear Stearns Adjustable Rate	—	²	—	US$	72	N/A	US$	72
	Bear Stearns Arm Tr	—	²	—	US$	2,419	N/A	US$	2,419
	Bear Stearns Arm Tr	—	²	—	US$	1,352	N/A	US$	1,352
	Bear Stearns Arm Tr	—	²	—	US$	179	N/A	US$	179
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	153	N/A	US$	153
	Bear Stearns Coml Mtg Secs Inc.	—	²	—	US$	3,418	N/A	US$	3,418
	Capital One Multi Asset Exec	—	²	—	US$	8,902	N/A	US$	8,902
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Capital One Multi Asset Execut	—	Available-for-sale financial assets	—	US$	2,998	N/A	US$	2,998
	Capital One Prime Auto Receiva	—	²	—	US$	3,461	N/A	US$	3,461
	Cbass Tr	—	²	—	US$	957	N/A	US$	957
	Chase Mtg Fin Tr	—	²	—	US$	721	N/A	US$	721
	Chase Mtg Fin Tr	—	²	—	US$	1,400	N/A	US$	1,400
	Chase Mtg Fin Tr	—	²	—	US$	2,085	N/A	US$	2,085
	Chase Mtge Finance Corp.	—	²	—	US$	1,082	N/A	US$	1,082
	Cit Equip Coll Tr	—	²	—	US$	3,959	N/A	US$	3,959
	Citicorp Mtg Secs	—	²	—	US$	68	N/A	US$	68
	Credit Suisse First Boston Mtg	—	²	—	US$	366	N/A	US$	366
	Credit Suisse First Boston Mtg	—	²	—	US$	4,137	N/A	US$	4,137
	Credit Suisse First Boston Mtg	—	²	—	US$	5,564	N/A	US$	5,564
	Daimlerchrysler Auto Tr	—	²	—	US$	4,170	N/A	US$	4,170
	Daimlerchrysler Auto Tr	—	²	—	US$	903	N/A	US$	903
	Deere John Owner Tr	—	²	—	US$	1,621	N/A	US$	1,621
	First Franklin Mtg Ln Tr	—	²	—	US$	590	N/A	US$	590
	First Horizon	—	²	—	US$	37	N/A	US$	37
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	1,275	N/A	US$	1,275
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	4,979	N/A	US$	4,979
	First Un Natl Bk Coml Mtg Tr	—	²	—	US$	2,063	N/A	US$	2,063
	Ford Cr Auto Owner Tr	—	²	—	US$	2,413	N/A	US$	2,413
	Gs Mtg Secs Corp.	—	²	—	US$	824	N/A	US$	824
	Home Equity Mortgage Trust	—	²	—	US$	1,237	N/A	US$	1,237
	Home Equity Mtg Tr 2006 4	—	²	—	US$	616	N/A	US$	616
	Hyundai Auto Receivables Tr	—	²	—	US$	720	N/A	US$	720
	JP Morgan Mtg Tr	—	²	—	US$	751	N/A	US$	751
	JP Morgan Mtg Tr	—	²	—	US$	793	N/A	US$	793
	JP Morgan Mtg Tr	—	²	—	US$	685	N/A	US$	685
	Lb Ubs Coml Mtg Tr	—	²	—	US$	3,749	N/A	US$	3,749
	Nomura Asset Accep Corp.	—	²	—	US$	702	N/A	US$	702
	Residential Asset Mtg Prods	—	²	—	US$	1,881	N/A	US$	1,881
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	1,253	N/A	US$	1,253
	Residential Fdg Mtg Secs I Inc.	—	²	—	US$	2,871	N/A	US$	2,871
	Sequoia Mtg Tr	—	²	—	US$	197	N/A	US$	197
	Sequoia Mtg Tr	—	²	—	US$	238	N/A	US$	238
	Sequoia Mtg Tr	—	²	—	US$	338	N/A	US$	338
	Terwin Mtg Tr	—	²	—	US$	1,281	N/A	US$	1,281
	Tiaa Seasoned Coml Mtg Tr	—	²	—	US$	3,472	N/A	US$	3,472
	Usaa Auto Owner Tr	—	²	—	US$	4,927	N/A	US$	4,927
	Wamu Mtg	—	²	—	US$	3,187	N/A	US$	3,187
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	138	N/A	US$	138
	Wamu Mtg Pass Through Ctfs	—	²	—	US$	1,912	N/A	US$	1,912
	Washington Mut Mtg Secs Corp.	—	²	—	US$	1,937	N/A	US$	1,937
	Wells Fargo Finl Auto Owner Tr	—	²	—	US$	4,058	N/A	US$	4,058
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,823	N/A	US$	2,823
	Wells Fargo Mtg Backed Secs	—	²	—	US$	3,360	N/A	US$	3,360
	Wells Fargo Mtg Backed Secs	—	²	—	US$	2,956	N/A	US$	2,956
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	2,435	N/A	US$	2,435
	Wells Fargo Mtg Bkd Secs	—	²	—	US$	1,003	N/A	US$	1,003
	Whole Auto Ln Tr	—	²	—	US$	533	N/A	US$	533
(Continued)

				September 30, 2008
								Market Value or Net
				Shares/Units	Carrying Value		Percentage of	Asset Value
Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	(in Thousands)	(US$ in Thousands)		Ownership (%)	(US$ in Thousands)		Note

	Government bonds
	United States Treas Nts	—	Available-for-sale financial assets	—	US$	37,840	N/A	US$	37,840
	United States Treas Nts	—	²	—	US$	20,606	N/A	US$	20,606
	United States Treas Nts	—	²	—	US$	30,570	N/A	US$	30,570
	United States Treas Nts	—	²	—	US$	6,744	N/A	US$	6,744
	United States Treas Nts	—	²	—	US$	3,528	N/A	US$	3,528
	United States Treas Nts	—	²	—	US$	2,708	N/A	US$	2,708
	United States Treas Nts	—	²	—	US$	11,030	N/A	US$	11,030

	Money market funds
	Ssga Cash Mgmt Global Offshore	—	Available-for-sale financial assets	—	US$	23,600	N/A	US$	23,600
(Concluded)

TABLE 2
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

					Beginning Balance		Acquisition		Disposal (Note 2)				Ending Balance (Note 3)
		Financial				Amount	Shares/Units	Amount		Amount	Carrying Value	Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in	(in Thousands)	(US$ in	Shares/Units	(US$ in	(US$ in	Disposal (US$	Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)	(Note 1)	Thousands)	(In Thousands)	Thousands)	Thousands)	in Thousands)	(In Thousands)	in Thousands)

TSMC	Open-end mutual funds
	NITC Bond Fund	Available-for-sale financial assets	National Investment Trust Co., Ltd.	—	12,239	$2,045,935	6,257	$1,058,000	12,239	$2,060,358	$1,989,038	$71,320	6,257	$1,058,682
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	85,581	1,310,030	140,522	2,170,000	111,509	1,721,141	1,700,000	21,141	114,594	1,776,565
	Fuh Hwa Bond Fund	²	Fuh Hwa Investment Trust Co., Ltd.	—	132,997	1,801,674	129,864	1,775,000	132,997	1,816,597	1,768,862	47,735	129,864	1,781,715
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	83,306	1,236,728	—	—	83,306	1,245,214	1,204,418	40,796	—	—
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd.	—	60,126	703,824	—	—	60,126	709,289	700,000	9,289	—	—
	NITC Taiwan Bond	²	National Investment Trust Co., Ltd.	—	103,016	1,474,856	153,113	2,214,000	172,154	2,485,597	2,441,164	44,433	83,975	1,217,309
	JF Taiwan Bond Fund	²	JF Asset Management (Taiwan) Limited	—	59,049	915,252	45,425	712,000	59,049	922,445	900,083	22,362	45,425	712,668
	Dresdner Bond DAM Fund	²	Allianz Global Investors Taiwan Ltd.	—	54,319	639,542	—	—	54,319	644,310	624,828	19,482	—	—
	JF Taiwan First Bond Fund	²	JF Asset Management (Taiwan) Ltd.	—	35,324	504,206	—	—	35,324	508,184	500,342	7,842	—	—
	ING Taiwan Income Bond Fund	²	ING Securities Investment Trust Co., Ltd.	—	54,621	878,682	60,839	988,000	54,621	885,963	854,150	31,813	60,839	991,182
	Uni-President James Bond Fund	²	Uni-President Assets Management Corp.	—	77,128	1,208,799	120,183	1,900,000	89,806	1,419,030	1,400,000	19,030	107,505	1,706,364
	Taishin Lucky Investment Trust Fund	²	Taishin Investment Trust Co., Ltd.	—	68,945	718,556	—	—	68,945	724,340	701,524	22,816	—	—
	HSBC NTD Money Management Fund	²	HSBC Asset Management (Taiwan) Ltd.	—	27,416	413,504	—	—	27,416	416,788	402,614	14,174	—	—
	INVESCO Bond Fund	²	INVESCO Taiwan Limited	—	27,176	410,054	—	—	27,176	412,892	403,727	9,165	—	—
	AIG Taiwan Bond Fund	²	AIG Global Asset Management Corporation (Taiwan) Ltd.	—	54,469	705,033	—	—	54,469	708,863	700,000	8,863	—	—
	IBT Ta-Chong Bond Fund	²	IBT Asset Management Co., Ltd.	—	—	—	74,771	1,000,000	74,771	1,002,474	1,000,000	2,474	—	—
	PCA Well Pool Fund	²	PCA Securities Investment Trust Co., Ltd.	—	—	—	187,050	2,400,000	—	—	—	—	187,050	2,410,791
	Capital Income Fund	²	Capital Investment Trust Corporation	—	—	—	228,072	3,480,000	65,435	1,000,000	997,435	2,565	162,637	2,491,020

	Government bond
	2004 Government Bond Series B	Available-for-sale financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—	1,197,121	—	—	—	1,203,434	1,201,660	1,774	—	—
	2004 Government Bond Series G	²	²	—	—	200,065	—	—	—	201,301	200,841	460	—	—
	2004 Government Bond Series B	Held-to-maturity financial assets	Sinopac Securities Corp. and several financial institutions	—	—	—	—	249,603	—	—	—	—	—	249,807
	2003 Government Bond Series H	²	²	—	—	400,709	—	299,852	—	—	—	—	—	700,018

	Corporate bond
	Taiwan Power Company	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—	2,630,064	—	1,303,167	—	—	—	—	—	2,850,523
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Formosa Plastic Corporation	Held-to-maturity financial assets	Grand Cathay Securities Corp. and several financial institutions	—	—		$391,134	—		$1,035,247	—		$—		$—		$—	—		$1,432,661
	Nan Ya Plastics Corporation	²	²	—	—		1,804,346	—		102,130	—		—		—		—	—		1,405,548

	Capital
	VTAF III	Investee accounted for using equity method	—	Subsidiary	—		906,536	—		360,169	—		—		—		—	—		1,208,584
	Emerging Alliance	²	—	²	—		467,873	—		27,982	—		—		—		—	—		418,709

TSMC International	Corporate bond
	General Elec Cap Corp Mtn	Held-to-maturity financial assets	BNP PARIBAS, London	—	—		—	—	US$	20,851	—		—		—		—	—	US$	20,851
	General Elec Cap Corp Mtn	²	²	—	—		—	—	US$	20,312	—		—		—		—	—	US$	20,312

TSMC Development	Corporate bond
	GE Capital Corp	Held-to-maturity financial assets	BNP PARIBAS, London	—	—		—	—	US$	20,475	—		—		—		—	—	US$	20,475

GUC	Open-end mutual funds
	President James Bond	Available-for-sale financial assets	Uni-President Assets Management Corp.	—	—		—	17,430		275,000	17,430		275,390		275,000		390	—		—
	PCA Well Pool Fund	²	PCA Securities Investment Trust Co., Ltd.	—	—		—	15,000		192,000	15,000		192,320		192,000		320	—		—
	Cathay Bond Fund	²	Cathay Securities Investment Trust Co., Ltd.	—	—		—	16,096		190,000	16,096		190,077		190,000		77	—		—
	NITC Taiwan Bond	²	National Investment Trust Co., Ltd.	—	—		—	12,127		175,000	12,127		175,156		175,000		156	—		—
	Fuh Hwa Bond Fund	²	Fuh Hwa Investment Trust Co., Ltd.	—	—		—	12,602		172,000	12,602		172,353		172,000		353	—		—
	Prudential Financial Bond Fund	²	Prudential Financial Securities Investment Trust Enterprise	—	—		—	11,449		171,000	11,449		171,193		171,000		193	—		—
	IBT 1699 Bond Fund	²	IBT Asset Management Co., Ltd.	—	—		—	13,383		170,000	13,383		170,333		170,000		333	—		—
	Polaris De-Li Fund	²	Polaris Securities Investment Trust Co., Ltd.	—	—		—	10,042		154,000	10,042		154,298		154,000		298	—		—
	Mega Diamond Bond Fund	²	Mega International Investment Trust Co., Ltd.	—	—		—	12,484		147,000	12,484		147,117		147,000		117	—		—
	ING Taiwan Bond Fund	²	ING Securities Investment Trust Co., Ltd	—	—		—	6,819		105,000	6,819		105,207		105,000		207	—		—

TSMC Global	Agency bonds
	Fnma Pool 257245	Available-for-sale financial assets	—	—	—		—	3,716	US$	3,741	—		—		—		—	3,716	US$	3,593
	Federal Home Ln Bks	²	—	—	9,000	US$	8,977	—		—	9,000	US$	9,002	US$	8,716	US$	286	—		—
	Federal Home Ln Bks	²	—	—	—		—	9,000	US$	8,783	—		—		—		—	9,000	US$	8,917
	Federal Home Ln Bks	²	—	—	9,000	US$	8,939	—		—	9,000	US$	9,003	US$	8,735	US$	268	—		—
	Federal Home Ln Bks	²	—	—	—		—	3,725	US$	3,721	—		—		—		—	3,725	US$	3,739
	Federal Home Ln Bks	²	—	—	5,000	US$	4,965	—		—	5,000	US$	5,003	US$	4,850	US$	153	—		—
	Federal Home Ln Bks	²	—	—	5,000	US$	4,980	—		—	5,000	US$	4,999	US$	4,882	US$	117	—		—
	Federal Home Ln Bks	²	—	—	—		—	7,100	US$	7,204	—		—		—		—	7,100	US$	7,211
	Federal Home Ln Bks	²	—	—	—		—	12,100	US$	12,464	—		—		—		—	12,100	US$	12,317
	Federal Home Ln Mtg	²	—	—	—		—	5,000	US$	5,186	—		—		—		—	5,000	US$	5,091
	Federal Farm Credit Bank	²	—	—	—		—	7,200	US$	7,241	—		—		—		—	7,200	US$	7,279
	Federal Farm Credit Bank	²	—	—	—		—	3,375	US$	3,370	—		—		—		—	3,375	US$	3,358
	Federal Home Ln Mtg Corp	²	—	—	—		—	3,391	US$	3,389	—		—		—		—	3,391	US$	3,272
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	Federal Home Ln Mtg Corp	Available-for-sale financial assets	—	—	—	US$	—	3,083	US$	3,170	—	US$	—	US$	—	US$	—	3,083	US$	3,067
	Federal Home Ln Mtg Corp	²	—	—	—		—	3,340	US$	3,336	—		—		—		—	3,340	US$	3,293
	Federal Home Ln Mtg Corp	²	—	—	—		—	3,500	US$	3,494	—		—		—		—	3,500	US$	3,488
	Federal Home Ln Mtg Corp	²	—	—	—		—	7,000	US$	7,572	3,500	US$	3,712	US$	3,786	US$	(74)	3,500	US$	3,700
	Federal Home Ln Mtg Disc Nts	²	—	—	21,900	US$	22,342	—		—	4,900	US$	5,018	US$	4,919	US$	99	17,000	US$	17,227
	Federal Home Loan Banks	²	—	—	21,000	US$	21,500	—		—	4,000	US$	4,111	US$	4,068	US$	43	17,000	US$	17,270
	Federal Natl Mtg Assn	²	—	—	—		—	7,200	US$	7,248	—		—		—		—	7,200	US$	7,207
	Federal Natl Mtg Assn	²	—	—	—		—	3,700	US$	3,700	—		—		—		—	3,700	US$	3,694
	Federal Natl Mtg Assn	²	—	—	—		—	10,000	US$	10,291	6,000	US$	6,138	US$	6,174	US$	(36)	4,000	US$	4,097
	Federal Natl Mtg Assn	²	—	—	5,000	US$	5,169	—		—	5,000	US$	5,196	US$	5,102	US$	94	—		—
	Federal Natl Mtg Assn	²	—	—	—		—	3,500	US$	3,645	—		—		—		—	3,500	US$	3,651
	Federal Natl Mtg Assn	²	—	—	—		—	3,750	US$	4,151	—		—		—		—	3,750	US$	3,996
	Federal Natl Mtg Assoc				—		—	3,450	US$	3,463	—		—		—		—	3,450	US$	3,454
	Federal Natl Mtg Assn Mtn	²	—	—	3,000	US$	2,982	—		—	3,000	US$	3,006	US$	2,909	US$	97	—		—
	Federal Natl Mtg Assn Mtn	²	—	—	3,200	US$	3,171	—		—	3,200	US$	3,201	US$	3,090	US$	111	—		—
	Gnma Pool 646061	²	—	—	—		—	4,173	US$	4,352	—		—		—		—	4,173	US$	2,670

	Corporate bonds
	Depfa Acs Bank	Available-for-sale financial assets	—	—	20,000	US$	20,402	—		—	20,000	US$	20,409	US$	19,984	US$	425	—		—
	Deuyschs Bank Ag London	²	—	—	—		—	2,995	US$	3,041	—		—		—		—	2,995	US$	3,004
	European Invt Bk	²	—	—	—		—	10,600	US$	10,577	10,600	US$	10,461	US$	10,577	US$	(116)	—		—
	European Invt Bk	²	—	—	—		—	7,300	US$	7,277	—		—		—		—	7,300	US$	7,351
	European Invt Bk	²	—	—	—		—	10,600	US$	10,576	10,600	US$	10,676	US$	10,576	US$	100	—		—
	European Invt Bk	²	—	—	—		—	7,200	US$	7,182	—		—		—		—	7,200	US$	$7,364
	General Elec Cap Corp Mtn	²	—	—	4,000	US$	3,978	—		—	4,000	US$	4,042	US$	3,893	US$	149	—		—
	General Elec Cap Corp Mtn	²	—	—	3,000	US$	3,047	—		—	3,000	US$	3,070	US$	2,994	US$	76	—		—
	Keycorp Mtn Book Entry	²	—	—	3,050	US$	3,053	—		—	3,050	US$	3,041	US$	3,016	US$	25	—		—
	Kreditanstalt Fur Wiederaufbau	²	—	—	—		—	8,700	US$	8,679	—		—		—		—	8,700	US$	8,762
	Metropolitan Life Golbal Mtn	²	—	—	3,400	US$	3,366	—		—	3,400	US$	3,409	US$	3,325	US$	84	—		—

	Government bonds
	U S Treas Bond Call	Available-for-sale financial assets	—	—	—		—	17,825	US$	17,813	17,825	US$	17,830	US$	17,813	US$	17	—		—
	US Treasury N/B	²	—	—	—		—	31,300	US$	31,414	31,300	US$	31,514	US$	31,413	US$	101	—		—
	US Treasury N/B	²	—	—	—		—	4,200	US$	4,259	4,200	US$	4,260	US$	4,259	US$	1	—		—
	United States Treas Nts	²	—	—	—		—	19,500	US$	19,474	19,500	US$	19,451	US$	19,474	US$	(23)	—		—
	United States Treas Nts	²	—	—	—		—	60,100	US$	60,563	22,300	US$	22,378	US$	22,472	US$	(94)	37,800	US$	37,840
	United States Treas Nts	²	—	—	—		—	20,600	US$	20,562	—		—		—		—	20,600	US$	20,606
	United States Treas Nts	²	—	—	—		—	17,000	US$	16,886	17,000	US$	16,917	US$	16,885	US$	32	—		—
	United States Treas Nts	²	—	—	—		—	67,600	US$	67,804	37,275	US$	37,459	US$	37,356	US$	103	30,325	US$	30,570
	United States Treas Nts	²	—	—	—		—	7,800	US$	7,787	7,800	US$	7,757	US$	7,787	US$	(30)	—		—
	United States Treas Nts	²	—	—	—		—	26,500	US$	26,636	26,500	US$	26,614	US$	26,636	US$	(22)	—		—
	United States Treas Nts	²	—	—	—		—	6,400	US$	6,372	6,400	US$	6,282	US$	6,372	US$	(90)	—		—
	United States Treas Nts	²	—	—	25,900	US$	25,924	—		—	25,900	US$	26,091	US$	25,941	US$	150	—		—
	United States Treas Nts	²	—	—	—		—	6,700	US$	6,753	—		—		—		—	6,700	US$	6,744
	United States Treas Nts	²	—	—	—		—	11,500	US$	11,615	8,000	US$	8,077	US$	8,086	US$	(9)	3,500	US$	3,528
	United States Treas Nts	²	—	—	—		—	53,300	US$	54,114	53,300	US$	54,153	US$	54,114	US$	39	—		—
	United States Treas Nts	²	—	—	—		—	4,000	US$	4,057	4,000	US$	3,969	US$	4,057	US$	(88)	—		—
	United States Treas Nts	²	—	—	5,000	US$	5,070	—		—	5,000	US$	5,077	US$	5,037	US$	40	—		—
	United States Treas Nts	²	—	—	—		—	3,750	US$	3,958	3,750	US$	3,861	US$	3,958	US$	(97)	—		—
	United States Treas Nts	²	—	—	5,500	US$	5,613	—		—	5,500	US$	5,623	US$	5,584	US$	39	—		—
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 2)							Ending Balance (Note 3)
		Financial				Amount		Shares/Units	Amount			Amount		Carrying Value		Gain (Loss) or
	Marketable Securities Type and	Statement		Nature of	Shares/Units	(US$ in		(in Thousands)	(US$ in		Shares/Units	(US$ in		(US$ in		Disposal (US$		Shares/Units	Amount (US$
Company Name	Name	Account	Counter-party	Relationship	(in Thousands)	Thousands)		(Note 1)	Thousands)		(In Thousands)	Thousands)		Thousands)		in Thousands)		(In Thousands)	in Thousands)

	United States Treas Nts	Available-for-sale financial assets	—	—	6,400	US$	6,500	—	US$	—	6,400	US$	6,594	US$	6,407	US$	187	—	US$	—
	United States Treas Nts	²	—	—	41,900	US$	42,509	—		—	41,900	US$	42,867	US$	41,870	US$	997	—		—
	United States Treas Nts	²	—	—	—		—	4,000	US$	4,200	1,400	US$	1,454	US$	1,470	US$	(16)	2,600	US$	2,708
	United States Treas Nts	²	—	—	—		—	10,266	US$	11,167	—		—		—		—	10,266	US$	11,030
	United States Treas Nts	²	—	—	5,000	US$	5,160	2,000	US$	2,062	7,000	US$	7,308	US$	7,119	US$	189	—		—
	United States Treas Nts	²	—	—	—		—	10,000	US$	10,525	10,000	US$	10,489	US$	10,525	US$	(36)	—		—
	United States Treas Nts	²	—	—	3,250	US$	3,359	—		—	3,250	US$	3,347	US$	3,298	US$	49	—		—
	United States Treas Nts	²	—	—	7,500	US$	7,758	—		—	7,500	US$	7,855	US$	7,742	US$	113	—		—
	United States Treas Nts	²	—	—	9,500	US$	9,735	—		—	9,500	US$	9,757	US$	9,479	US$	278	—		—
	United States Treas Nts	²	—	—	—		—	11,250	US$	12,259	11,250	US$	12,038	US$	12,259	US$	(221)	—		—

	Money market funds
	Ssga Cash Mgmt Global Offshore	Available-for-sale financial assets	—	—	592,180	US$	592,180	524,094	US$	524,094	1,092,674	US$	1,092,674	US$	1,092,674		—	23,600	US$	23,600

Note 1:	The shares/units and amount of marketable securities acquired do not include stock dividends from investees.

Note 2:	The data for marketable securities disposed exclude bonds maturities and capital return from subsidiaries.

Note 3:	The ending balance includes the amortization of premium/discount on bonds investments, unrealized valuation gains/ losses on financial assets, translation adjustments or equity in earnings of equity method investees.	(Concluded)

TABLE 3
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

Company	Types of		Transaction			Nature of	Prior Transaction of Related Counter-party				Price	Purpose of	Other
Name	Property	Transaction Date	Amount	Payment Term	Counter-party	Relationships	Owner	Relationships	Transfer Date	Amount	Reference	Acquisition	Terms

TSMC	Fab	January 16, 2008 to January 19, 2008	$4,045,220	By the construction progress	Tasa Construction Corporation, Fu Tsu Construction, and China Steel Structure Co., Ltd.	—	N/A	N/A	N/A	N/A	Public bidding	Manufacturing purpose	None

TABLE 4
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchases/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationships	Sales	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note

TSMC	TSMC North America	Subsidiary	Sales	$156,727,226	59	Net 30 days after invoice date	—	—	$26,903,610	54
	GUC	Investee with a controlling financial interest	Sales	1,167,490	—	Net 30 days after monthly closing	—	—	352,213	1
	WaferTech	Indirect subsidiary	Purchases	6,776,756	21	Net 30 days after monthly closing	—	—	(800,324)	8
	TSMC Shanghai	Subsidiary	Purchases	3,882,284	12	Net 30 days after monthly closing	—	—	(370,154)	4
	SSMC	Investee accounted for using equity method	Purchases	3,624,887	11	Net 30 days after monthly closing	—	—	(574,010)	6
	VIS	Investee accounted for using equity method	Purchases	2,584,615	8	Net 30 days after monthly closing	—	—	(668,215)	7

GUC	TSMC North America	Same parent company	Purchases	1,408,376	43	Net 30 days after invoice date/net 45 days after monthly closing	—	—	(199,333)	21

XinTec	OmniVision	Parent company of director (represented for XinTec)	Sales	1,656,957	78	Net 45 days after shipping	—	—	344,020	73

Note:	The sales prices and payment terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices and terms are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 5
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars)

							Amounts Received
				Turnover Days	Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationships	Ending Balance	(Note 1)	Amounts	Action Taken	Period	Debts

TSMC	TSMC North America	Subsidiary	$26,922,595	47	$10,356,238	—	$11,757,118	$—
	GUC	Investee with a controlling financial interest	352,213	50	26	—	206,535	—
	TSMC Shanghai	Subsidiary	115,766	(Note 2)	—	—	—	—

XinTec	OmniVision	Parent company of director (represented for XinTec)	344,020	64	13,312	—	170,553	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.

Note 2:	The ending balance primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 6
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

														Equity in the
				Original Investment Amount				Balance as of September 30, 2008				Net Income		Earnings
				September 30, 2008		December 31, 2007				Carrying Value		(Losses) of the Investee		(Losses) (Note)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
Investor Company	Investee Company	Location	Main Businesses and Products	Currencies in Thousands)		Currencies in Thousands)		Shares (in Thousands)	Percentage of Ownership	Currencies in Thousands)		Currencies in Thousands)		Currencies in Thousands)	Note

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities		$42,327,245		$42,327,245	1	100		$44,368,847		$573,758	$573,758	Subsidiary
	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry		31,445,780		31,445,780	987,968	100		29,252,586		2,227,902	2,227,902	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts		13,047,681		13,047,681	628,223	37		10,151,846		1,567,647	174,841	Investee accounted for using equity method
	TSMC Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers		12,180,367		12,180,367	—	100		7,308,098		(1,742,301)	(1,739,461)	Subsidiary
	SSMC	Singapore	Fabrication and supply of integrated circuits		5,120,028		8,840,895	463	39		6,761,630		2,519,704	829,590	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities		10,350		10,350	300	100		3,667,050		(991,686)	(991,686)	Subsidiary
	TSMC North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices		333,718		333,718	11,000	100		2,390,713		151,659	151,659	Subsidiary
	XinTec	Taoyuan, Taiwan	Wafer level chip size packaging service		1,357,890		1,357,890	92,620	42		1,445,512		35,336	(30,820)	Investee with a controlling financial interest
	VTAF III	Cayman Islands	Investing in new start-up technology companies		1,333,628		973,459	—	98		1,208,584		(55,665)	(54,552)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies		1,036,424		1,095,622	—	98		1,016,435		(68,413)	(67,044)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits		386,568		386,568	44,904	36		891,783		583,637	211,514	Investee with a controlling financial interest
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies		991,968		1,019,042	—	99		418,709		(16,438)	(16,355)	Subsidiary
	TSMC Japan	Yokohama, Japan	Marketing activities		83,760		83,760	6	100		116,484		4,064	4,064	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Marketing activities		15,749		15,749	—	100		116,122		30,890	30,890	Subsidiary
	TSMC Korea	Seoul, Korea	Marketing activities		13,656		13,656	80	100		14,940		2,597	2,597	Subsidiary

TSMC International	ISDF	Cayman Islands	Investing in new start-up technology companies	US$	7,680	US$	8,721	7,598	97	US$	8,937	US$	(302)	N/A	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	US$	41,027	US$	43,048	42,320	97	US$	36,681	US$	318	N/A	Subsidiary
	TSMC Development	Delaware, U.S.A.	Investment activities	US$	0.001	US$	0.001	—	100	US$	692,372	US$	18,287	N/A	Subsidiary
	TSMC Technology	Delaware, U.S.A.	Engineering support activities	US$	0.001	US$	0.001	—	100	US$	8,265	US$	1,673	N/A	Subsidiary

TSMC Development	WaferTech	Washington, U.S.A.	Manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices	US$	380,000	US$	430,000	—	100	US$	208,925	US$	31,456	N/A	Subsidiary

TSMC Partners	VisEra Holding Company	Cayman Islands	Investment in companies involved in the design, manufacturing, and other related businesses in the semiconductor industry	US$	43,000	US$	43,000	43,000	49	US$	69,963	US$	3,453	N/A	Investee accounted for using equity method
	TSMC Canada	Ontario, Canada	Engineering support activities	US$	2,300	US$	2,300	2,300	100	US$	2,849	US$	163	N/A	Subsidiary

VisEra Holding Company	VisEra	Hsin-Chu, Taiwan	Manufacturing and selling of electronic parts and providing turn-key services in back-end color filter fabrication, package, test, and optical solutions	US$	91,041	US$	91,041	253,120	90	US$	124,128	US$	3,263	N/A	Subsidiary
(Continued)

														Equity in the
				Original Investment Amount				Balance as of September 30, 2008				Net Income		Earnings
				September 30, 2008		December 31, 2007				Carrying Value		(Losses) of the Investee		(Losses) (Note)
				(Foreign		(Foreign				(Foreign		(Foreign		(Foreign
Investor Company	Investee Company	Location	Main Businesses and Products	Currencies in Thousands)		Currencies in Thousands)		Shares (in Thousands)	Percentage of Ownership	Currencies in Thousands)		Currencies in Thousands)		Currencies in Thousands)	Note

VTAF III	Mutual-Pak Technology Co., Ltd.	Taipei, Taiwan	Manufacturing and selling of electronic parts and researching, developing, and testing of RFID	US$	1,705	US$	1,705	4,590	51	US$	1,492	US$	(407)	N/A	Subsidiary
	Aiconn Technology Corp.	Taipei, Taiwan	Wholesaling telecommunication equipments, and manufacturing wired and wireless communication equipments		—		—	4,500	48	US$	1,205	US$	(1,016)	N/A	Subsidiary
	Growth Fund	Cayman Islands	Investing in new start-up technology companies	US$	600	US$	600	—	100	US$	538	US$	(62)	N/A	Subsidiary
	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	68		—		—	N/A	Subsidiary

VTAF II	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	24		—		—	N/A	Subsidiary

GUC	GUC-NA	U.S.A.	Consulting services in main products	US$	500	US$	100	500	100		$22,645		$1,727	N/A	Subsidiary
	GUC-Japan	Japan	Consulting services in main products	JPY	30,000	JPY	10,000	1	100		10,568		986	N/A	Subsidiary
	GUC-Europe	The Netherlands	Consulting services in main products	EUR	50		—	—	100		2,403		92	N/A	Subsidiary

Emerging Alliance	VTA Holdings	Delaware, U.S.A.	Investing in new start-up technology companies		—		—	—	8		—		—	N/A	Subsidiary
(Concluded)

Note:	Equity in earnings/losses of investees excludes the effect of unrealized gross profit from affiliates.

TABLE 7
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INFORMATION OF INVESTMENT IN MAINLAND CHINA
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
				from Taiwan as			from Taiwan as				Inward
		Total Amount of		of	Investment Flows		of		Equity in the	Carrying Value	Remittance of
		Paid-in Capital		January 1, 2008	Outflow		September 30,		Earnings	as of	Earnings as of
	Main Businesses and	(RMB in	Method of	(US$ in	(US$ in		2008 (US$ in	Percentage of	(Losses)	September 30,	September 30,
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Ownership	(Note 2)	2008	2008

TSMC Shanghai	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$12,180,367 (US$371,000)	$—	$—	$12,180,367 (US$371,000)	100%	$(1,739,461)	$7,308,098	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of September 30, 2008	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)

$12,180,367 (US$371,000)	$12,180,367 (US$371,000)	$12,180,367 (US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC Shanghai.

Note 2:	Amount was recognized based on the reviewed financial statements.

TABLE 8
Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
A. FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$156,727,226	—	57%
				Receivables from related parties	26,903,610	—	5%
				Other receivables from related parties	18,985	—	—
				Payables to related parties	4,731	—	—
		TSMC Shanghai	1	Sales	72,013	—	—
				Purchases	3,882,384	—	1%
				Gain on disposal of property, plant and equipment	150,959	—	—
				Technical service income	82,802	—	—
				Other receivables from related parties	115,766	—	—
				Payables to related parties	370,154	—	—
				Deferred credits	230,617	—	—
		TSMC Japan	1	Marketing expenses — commission	195,344	—	—
				Payables to related parties	34,809	—	—
		TSMC Europe	1	Marketing expenses — commission	299,045	—	—
				Payables to related parties	46,406	—	—
		TSMC Korea	1	Marketing expenses — commission	13,522	—	—
				Other receivables from related parties	3,206	—	—
				Payables to related parties	2,404	—	—
		GUC	1	Sales	1,167,490	—	—
				Research and development expenses	12,325	—	—
				Receivables from related parties	352,213	—	—
		TSMC Technology	1	Research and development expenses	263,287	—	—
				Payables to related parties	64,799	—	—
		WaferTech	1	Sales	11,674	—	—
				Purchases	6,776,756	—	2%
				Other receivables from related parties	25,958	—	—
				Payables to related parties	800,324	—	—
		TSMC Canada	1	Research and development expenses	138,515	—	—
1	TSMC Partners	TSMC International	3	Other receivables from related parties	7,968,240	—	1%
				Deferred revenue	7,968,240	—	1%
2	GUC	TSMC North America	3	Purchases	1,408,376	—	1%
				Manufacturing overhead	253,726	—	—
				Operating expenses	1,458	—	—
				Payables to related parties	199,333	—	—
		GUC-NA	3	Operating expenses	74,002	—	—
				Accrued expenses	11,556	—	—
		GUC-Japan	3	Operating expenses	20,008	—	—
				Accrued expenses	3,580	—	—
		GUC-Europe	3	Operating expenses	1,954	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.	(Continued)

B. FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC North America	1	Sales	$134,957,821	—	58%
				Receivables from related parties	23,713,567	—	4%
				Other receivables from related parties	91,029	—	—
				Payables to related parties	54,233	—	—
		TSMC Shanghai	1	Sales	79,684	—	—
				Purchases	3,947,089	—	2%
				Gain on disposal of property, plant and equipment	162,076	—	—
				Technical service income	89,345	—	—
				Other receivables from related parties	81,808	—	—
				Payables to related parties	733,801	—	—
				Deferred credits	563,839	—	—
		TSMC Japan	1	Marketing expenses — commission	166,971	—	—
				Payables to related parties	17,348	—	—
		TSMC Europe	1	Marketing expenses — commission	216,545	—	—
				Payables to related parties	28,321	—	—
		TSMC Korea	1	Marketing expenses — commission	16,251	—	—
		GUC	1	Sales	631,008	—	—
				General and administrative expenses — rental	6,451	—	—
				Research and development expenses	49,519	—	—
				Receivables from related parties	119,455	—	—
				Payables to related parties	827	—	—
		TSMC Technology	1	Payables to related parties	136,607	—	—
				Research and development expenses	264,868	—	—
		WaferTech	1	Purchases	7,419,547	—	3%
				Payables to related parties	779,480	—	—
1	TSMC International	TSMC Technology	3	Deferred royalty income	645,081	—	—
2	TSMC Partners	TSMC International	3	Other receivables	9,969,908	—	2%
				Deferred income	8,834,030	—	2%
4	GUC	TSMC North America	3	Purchases	1,277,963	—	1%
				Manufacturing overhead	165,097	—	—
				Payables to related parties	184,387	—	—
		GUC-NA	3	Operating expenses	41,010	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.	(Concluded)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: October 30, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer